YORK

A Year of Action



Service Growth
productivity gains
Investments
YORK
new produc
China

York International Corporation

2004 SUMMARY ANNUAL REPORT

NOTICE OF 2005 ANNUAL MEETING

AND PROXY STATEMENT

A Year of Action...

Already a leading global supplier, our mission is to be the world's premier provider of heating, ventilating, air conditioning and refrigeration systems and services. We remain focused solely in this industry and our objectives are to deliver profitable growth, strong cash flows and superior returns on invested capital. Progress toward our objectives is supported by specific actions. Actions that result in substantial progress on major initiatives. Actions that demonstrate our commitment to invest in key growth areas. Actions to combat the challenges. Actions that deliver valuable rewards. All aimed at strengthening YORK and moving us closer to our long-term goals.

In 2004, we:

- **Grew our business to record revenue of $4.5 billion**
- **Outpaced the industry**
- **Launched new products**
- **Expanded our capabilities**
- **Delivered improvements in our operations**
- **Invested in major initiatives**
- **Absorbed additional material costs**

TABLE OF CONTENTS

To Our Stockholders...



C. David Myers
President and Chief Executive Officer

Dear Fellow Stockholder:

2004 was a year of significant accomplishment as demonstrated by solid operational execution and substantial progress on major investments in key growth areas. However, we still have much to do as we continue to strive toward growing the business and achieving superior financial performance.

Our successes in 2004 include:

- Growing sales by 10.6% to a record $4.5 billion
- Outpacing the overall industry in several key markets
- Growing our multi-site commercial service business
- Expanding our global parts offering
- Establishing integrated controls capabilities
- Launching new products in all businesses that deliver excellent value to our customers
- Delivering improvement in virtually every metric within our UPG business
- Overachieving the benefits targeted by our 2003 restructuring actions
- Improving factory productivity
- Opening a new research and development center in Wuxi, China
- Continuing major initiatives such as VISTA and YORKConnect
- Investing in training, education and leadership development
- Reducing debt and further strengthening the balance sheet
- Continuing to strengthen our corporate governance and affirming the integrity and effectiveness of our internal controls, and
- Significantly improving our safety performance by reducing global injury/illness rate by 6% and global lost work-day rates by 16%.

In 2004, we also encountered two major challenges that impacted our results. We experienced significant material cost increases, particularly for steel, copper and aluminum. The impact of higher material costs was $46 million pre-tax, net of price realization during the year. In addition, our deployment of YORKConnect in our service operations in North America resulted in a temporary productivity loss and a shortfall of earnings performance in the second half of the year. Overall, the additional costs from these challenges were greater than the operational improvements in the businesses. With all that we have accomplished and encountered this past year, I am invigorated by the efforts of our employees. I have no doubt that we will drive performance to achieve our global objectives.

2004 Financial Performance

We grew our sales by 10.6% to a record $4.5 billion, primarily by increasing sales for equipment in UPG, Asia and the Middle East as well as in our global service businesses. Our sales growth demonstrates the success of our new products and service offerings, which increased our market share. We achieved a wide number of operating successes, including improvements in factory productivity and cost savings from our 2003 restructuring. These were offset by the aforementioned challenges as well as a warranty charge for the UPG furnace inspection and remediation program. Our net income was $81.6 million, or $1.96 per diluted share.

Strategic Direction

Our strategic direction and the focus of our priorities remain constant. Our objectives are to deliver profitable growth, strong cash flow and increased returns on invested capital. To accomplish our objectives, we are proactively managing the business and our investments to:

- capture the opportunities in our global service and parts businesses
- expand our leadership position in the fast-growing market in China
- improve margins in our core equipment businesses, and
- continue the growth in our middle market product lines, controls, unitary products and the replacement market.

We continue to emphasize service growth, and our customers recognize and value the fact that we offer the most differentiated and comprehensive service solutions. To strengthen our leadership position, we have invested in automating our service business. We deployed YORKConnect in the U.S., expanded our service offerings and enhanced training. We remain confident in our ability to deliver future service growth and are making the key investments necessary to make it happen.
The opportunity for continued growth in China is vast. We have leading positions in large equipment markets and are well positioned to meet customers' requirements. We have also established comprehensive service and parts capabilities. Our new R&D center in Wuxi underscores the investment we are making in China and the optimism we have about the future of this market.

Improvement of equipment margins is vital to our future performance. We have expanded our customer solutions, enhanced our controls capabilities and launched new products in all of our businesses. We have effectively leveraged cost by delivering improved earnings on increased volume in certain areas. We will continue to work to achieve world-class performance in three strategic areas: supply chain management, manufacturing operations and product development. To enhance this, we have trained nearly 3600 employees in lean sigma and we now have 200 black and green belts to lead additional improvement efforts.

Our new product development activities are also a key component in continuing to grow our position in middle market product lines, controls, unitary products and replacement markets. Evidencing our goals to grow our position in the replacement market, we were the first in the industry to offer customers color choices on residential condensing unit purchases by launching the UPG Affinity™ line. Bristol's Benchmark scroll and reciprocating compressors achieved industry leading sound and efficiency levels and customers are aggressively testing applications for the new 13 SEER minimum efficiency standards. Our Solution™, Latitude™ and eco^{2}™ products, as well as our enhanced controls capabilities, provide clear evidence of our ability to serve the expansion of the middle market. Our TiO2 (titanium dioxide) indoor air quality enhancer is a key differentiator for our Asian markets. These all represent significant advancements in the solutions we can deliver to customers. We continue to make additional marketing investments to promote the features of these products, build brand awareness and promote customer loyalty, and we are beginning to see real results as demonstrated by our UPG market share gains.

Looking forward

We begin 2005 as a stronger company with a very exciting future.

We have targeted earnings per share to grow by more than 25% and expect to generate more than $55 million in cash flow from operations. Price increases across all businesses in 2005 will accompany solid execution in our operations. We anticipate an additional $100 million in incremental material costs for the year. We have improved our cost structure and continue to implement key initiatives to deliver results. I am confident that all our businesses will deliver improved performance and that 2005 will be a very strong year for YORK. We will continue to focus on executing well and aggressively moving toward our long-term goals.

I wish to thank our customers for their confidence in our people, products and services, commend our employees for their efforts and contributions, and extend my appreciation to our stockholders, who share our confidence in the future of YORK International.

C. David Myers
President and Chief Executive Officer
March 28, 2005

10-K...

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[x] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
COMMISSION FILE NUMBER: 1-10863

YORK INTERNATIONAL CORPORATION
(EXACT NAME OF THE REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	**13-3473472**
(STATE OF INCORPORATION)	(I.R.S. EMPLOYER IDENTIFICATION NO.)

631 SOUTH RICHLAND AVENUE, YORK, PA 17403
(717) 771-7890
(ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED
COMMON STOCK, $.005 PAR VALUE PER SHARE	NEW YORK STOCK EXCHANGE

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: NONE

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. YES X NO ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). YES X NO ___

As of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2004), the aggregate market value of the Common Stock held by non-affiliates was $1,673,160,053 based on the closing price of the Common Stock on the New York Stock Exchange Composite Transactions of such date. (Only officers and directors of the registrant are assumed to be affiliates for purposes of this calculation.)

As of March 11, 2005, there were 41,839,484 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement pertaining to the Annual Meeting, to be held May 26, 2005, are incorporated by reference into Part III.

YORK INTERNATIONAL CORPORATION

FORM 10-K

YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

PART I

Item 1. Business

General

York International Corporation and its consolidated subsidiaries (the Company, which may be referred to as we, us, or our) are a global provider of heating, ventilating, air conditioning, and refrigeration (HVAC&R) products and services. Our air conditioning systems, generally used for comfort cooling, range from a one ton* unit for a small residence to large systems installed in high-rise residential and commercial buildings. We believe that we are the third largest supplier of such products in the United States and one of the leading companies in the HVAC&R industry internationally. Our refrigeration systems are used in industrial applications where process cooling is needed in manufacturing, distribution and cold storage. Additionally, we sell replacement parts, replacement equipment, and controls, and deliver various services and service solutions. We are the largest services provider to the HVAC&R industry and have leading positions in several equipment lines. Our multi-site commercial service contracts include CVS Pharmacies, Sears, Firestone, Family Dollar, Ritz Camera, Nextel and others. Our products are sold in over 125 countries and are in use in such diverse locations as the Petronas Towers in Malaysia, the British Houses of Parliament, the Tokyo World Trade Center, Pudong International Airport in Shanghai, the Pentagon, NASA's Vehicle Assembly Building at Kennedy Space Center, NASA's Johnson Space Center, the Los Angeles International Airport, the Jeddah Airport, the Dubai Airport, the Overseas Union Bank Centre in Singapore, the Sydney Opera House, the Atlantic City Convention Center, the English Channel Eurotunnel, the Hong Kong Convention and Exhibition Centre, and the Lantau Airport Railway in Hong Kong.

We were founded in 1874 in York, Pennsylvania, and over the years we have undergone various ownership changes. Since 1991, we have been an independent, publicly held company. During the 1990s, we expanded our worldwide presence through growth and acquisitions. In 1999, we further expanded our industrial refrigeration business by acquiring all of the outstanding capital stock of Sabroe A/S, a Danish company.

Headquartered in York, Pennsylvania, we have manufacturing facilities in nine states and eight foreign countries. As of December 31, 2004, we employed approximately 23,200 people worldwide. Our principal offices are located at 631 South Richland Avenue, York, Pennsylvania 17403, and our telephone number is (717) 771-7890.

Strategy

Our mission is to be the world's premier provider of HVAC&R systems and services. We remain focused solely within this industry. Our objectives are to deliver profitable growth, strong cash flows, and superior returns on invested capital. We focus on maintaining a competitive cost structure by controlling manufacturing and operating expenses, and investing in global standardization, information technology infrastructure and product development. We continue to emphasize further improvement in the cost, quality, and services of our supply chain.

We are uniquely positioned in the market as we own and operate our global service and parts operations and have the broadest range of air conditioning and refrigeration skills in the HVAC&R industry. Our global parts and service strategy is designed to meet demanding requirements, reduce customer down time, and leverage our national and global service capabilities to provide the best service to our customers.

* The cooling capacity of air conditioning units is measured in tons. One ton of cooling capacity is equivalent to 12,000 BTUs and is generally adequate to air condition approximately 500 square feet of residential space.

We believe that our planning processes, capital allocation, investment choices, and management incentive compensation plans are aligned with our overall objectives and are key elements in the implementation of our strategies to achieve our financial goals. In addition, we will leverage revenue growth and the benefits of prior cost saving initiatives, raise selling prices, and moderate spending on information technology projects.

In 2005, we will focus on: growing revenue within the service and parts businesses, maintaining a leadership position in the fast growing China and Middle East markets, and continuing our market share growth in the middle market product lines, controls, unitary products, and the replacement market.

Organization

Effective January 1, 2003, we consolidated our former York Refrigeration Group and Engineered Systems Group segments and reorganized management of the combined business. Our organization is comprised of three groups, consisting of: Global Applied, Unitary Products Group, and Bristol Compressors. The Global Applied business is comprised of three geographic regions: the Americas; Europe, Middle East, and Africa (EMEA); and Asia. These three regions, Unitary Products Group and Bristol Compressors represent our reportable segments.

The following tables provide net sales by segment and geographic market:

(in thousands)	2004	2003	2002
Global Applied:			
Americas	$1,520,645	$1,388,930	$1,335,392
Europe, Middle East, and Africa	1,512,006	1,343,138	1,161,605
Asia	611,655	490,063	418,599
Intragroup sales	(234,865)	(194,537)	(165,443)
	3,409,441	3,027,594	2,750,153
Unitary Products Group	854,100	760,059	736,789
Bristol Compressors	426,657	451,241	515,372
Eliminations	(180,055)	(162,840)	(158,941)
Total net sales	$4,510,143	$4,076,054	$3,843,373

	2004	2003	2002
U.S.	43%	45%	48%
Non-U.S.	57%	55%	52%

Additional financial information about our segments, U.S. and non-U.S. operations, and export sales is incorporated herein by reference to Note 17 of Item 8. Financial Statements and Supplementary Data.

Backlog

The following table provides backlog by segment:

(in thousands)	December 31, 2004	December 31, 2003
Global Applied:		
Americas	$ 421,261	$ 385,335
Europe, Middle East, and Africa	531,608	439,451
Asia	89,644	89,801
	1,042,513	914,587
Unitary Products Group	66,495	47,288
Bristol Compressors	60,153	64,718
Total backlog	$ 1,169,161	$ 1,026,593

Substantially all orders are expected to be fulfilled within the next 12 months.

Global Applied

Global Applied designs, produces, sells, and services HVAC&R solutions worldwide. Our HVAC&R solutions are sold for both the new construction and the replacement markets for a full range of commercial buildings and various industrial applications, including: the food and beverage industry; commercial marine; and the pharmaceutical, petrochemical, textile, and electronics industries' process cooling operations. Our Global Applied products are also used in sporting venues, such as ice rinks, and we are the world leader in snowmaking equipment and snow inducers. Global Applied's service business includes both after market service and part replacement, in addition to equipment sales and rentals. The Global Applied group is comprised of three geographic regions: the Americas; EMEA; and Asia. No single customer accounted for more than 10% of revenues of the Americas, EMEA, or Asia.

The global equipment markets are driven by new construction and replacement sales in almost equal proportions. Commercial construction tends to move in the general direction of the global economies. Replacements are strongest in those areas of the world where the installed base of equipment is largest, such as North America. Replacement sales are driven by the age of the equipment, the economics of repair versus replacement (with increasing emphasis on energy efficiency), global economics driving capital investment, the potential for better energy efficiency, and greater environmental concerns of replacing old with new equipment. Demand for replacement products, repair parts, and services generally increases during summer months. The overall effect of seasonality is partially mitigated by sales of new equipment for which demand is less seasonal. We believe that developing countries offer opportunities for increasing sales of our equipment.

We focus our product development efforts by emphasizing improving energy efficiency, reducing operating noise levels, improving indoor air quality, achieving higher environmental standards, using alternative refrigerants, lowering cost, and reducing the product size. Nearly all of our Global Applied products make use of the latest controls technology to enhance all areas of performance and we are developing our next generation of controls to meet global and regional market demands. We are committed to providing a line of Global Applied products developed for regional markets that are aggressively positioned to meet local needs.

Products

Products include air-cooled and water-cooled chillers, large packaged rooftop units, indoor and outdoor air handling and ventilating equipment, variable air volume units, and mini-split and room air conditioning units primarily for high-rise residential and commercial buildings. Air handling equipment covers all the traditional applications, as well as FlexSys, an innovative underfloor air distribution system and a new ductless system called AirFixture. Centrifugal, screw, and reciprocating compressors, condensers, evaporators, heat exchangers, industrial and marine chillers, ice makers, process refrigeration systems, and gas compression systems are used for many diverse industrial applications such as preserving food and beverages, hygienic air-cooling for pharmaceutical, healthcare, and electronics industries, and snowmaking. Many of these products are engineered and manufactured to unique customer specifications. They are operated by control systems that are designed for an individual unit, automated plant control systems, or advanced control systems for refrigerated containers. Current products utilize HCFC, HFC, HC, and natural refrigerants such as carbon dioxide and ammonia, which all meet the requirements of applicable international environmental protocols.

Services and Parts

Our Global Applied service business provides maintenance, repair and rental services, and related products, including manufactured parts and equipment, purchased parts and equipment, controls, remanufactured reciprocating compressors, and product commissioning. Our worldwide service organizations are owned and operated by us and utilize factory-trained technicians.

Brands

We market Global Applied products under the "YORK", "MILLER-PICKING", "PACE", "SABROE", "FRICK", "NOVENCO", "FRIGID COIL", "IMECO", "ACUAir", and "GRAM" brands. Service is marketed under the "YORK", "NATKIN", "UNITED MECHANICAL SERVICES", and "SABROE" brands and parts are marketed under the "YORK", "FRICK", "SABROE", "GRAM", "STAL" and "SOURCE 1" brands. Remanufactured reciprocating compressors are marketed under the "GR COMPRESSORS" and "YORK" brands.

U. S. Government

Historically, approximately 4% of the Americas' sales and approximately 1% of consolidated sales are related to contracts for the U.S. Navy, for equipment and research and development. Contracts vary in duration from less than one year to several years. If these contracts were to be terminated, we would be entitled to reimbursement of costs incurred and to a payment of a reasonable allowance for profit on work actually performed. We also sell equipment on standard commercial terms to contractors and others who incorporate our products into U.S. government projects.

Competition

All of the markets in which Global Applied participates are very competitive. Products compete on the basis of product design, reliability, quality, price, efficiency, acoustics, and post-installation service. Architects and engineers play an important part in determining which manufacturer's products will be specified and ultimately used in an application. In the domestic U.S. market, we compete primarily with Carrier, a United Technologies Corporation company; Trane Company, a division of American Standard Companies Inc.; McQuay International, a division of OYL Industries Berhad; GEA-Grasso, a division of MG Technologies AG; Baltimore Aircoil Company; Evapco; Krack Corp., a subsidiary of Ingersoll-Rand Co., Ltd; and Mycom Compressors. In the international market, we compete primarily with the above manufacturers, other local manufacturers in Europe, and a number of Asian HVAC manufacturers.

Our Global Applied service business competes in a very large but fragmented market, where individual market shares are typically in the single digit range. Most of our competition consists of thousands of independent mechanical contracting companies delivering services and purchased products. Other competitors include manufacturers such as Trane and Carrier and some non-manufacturing national companies such as Johnson Controls.

Manufacturing and Distribution

Products are manufactured in York and Waynesboro, Pennsylvania; San Antonio, Texas; Roanoke, Virginia; Albany, Missouri; Hattiesburg, Mississippi; Dixon, Illinois; Santa Fe Springs, California; Durango and Monterrey, Mexico; Sao Paulo and Curitiba, Brazil; Basildon, England; Carquefou and Nantes, France; Johannesburg, South Africa; Aarhus and Naestved, Denmark; Wuxi and Guangzhou, China; and Laem Chabang, Thailand. Many product components, such as motors, control elements, castings and refrigerant, are purchased from outside suppliers. Other components are custom manufactured by us. Using these components and design specifications, products are machined, assembled, tested, and shipped from the above locations.

Products are distributed globally through a combination of sales and service offices, sales agents, and independent distributors. Sales engineers operating out of sales and service offices around the world account for the majority of equipment sales, with the remaining portion coming from sales agents and independent distributors. Aftermarket products and services are sold from substantially all sales and service offices. Parts are also sold from major regional distribution centers in Baltimore, Maryland; Shanghai, China; Dubai, U.A.E.; Aarhus, Denmark; and Basildon, England.

Recent Developments

In 2004, Global Applied continued to enhance the packaged centrifugal chiller line by focusing on improved compressors and chiller-energy efficiency supporting a wide range of alternate refrigerants. Efforts were focused on our hermetic water-cooled screw chiller line to reduce manufacturing cost and improve reliability. New features were added to our 45 to 90 ton packaged rooftop line to cover a wider range of end use applications. An entirely new line of airhandling equipment, Solution airhandlers, was introduced in 2003 and will continue to be expanded through 2005. Solution airhandling units offer customization options, previously only available on high-end custom airhandlers, at prices more aligned to standard applications. Solution airhandlers utilize advanced specification and design software that feeds the manufacturing process and enables better flexibility, shorter lead times, and reduced costs at a given feature level. Innovative enhancements to our industrial screw compressor technologies continue to improve operating performance for the food and beverage equipment market, as well as natural gas gathering and air conditioning applications. Screw compressors are a reliable alternative to reciprocating compressors, requiring less maintenance and featuring lower overall operating costs. The Rotatune range of variable speed screw compressors was completed with the introduction of the SAB 110R series. Market acceptance of the PowerPAC ammonia chiller continues to be strong, with year-over-year increases in demand since introduction. PowerPAC chillers utilize environmentally friendly refrigerants such as ammonia that do not deplete the ozone layer, feature high efficiency and use negligible refrigerant charges.

In the service business, strong efforts to expand our position in the low-rise commercial market continued with particular emphasis on multi-site owners and the related replacement equipment. We expanded our presence in the rental chiller business in 2004 with emphasis on meeting the temporary cooling needs of our existing customer base. Global Applied continued to develop remote monitoring and diagnostic management capabilities to allow us to monitor system performance and control plant rooms remotely. These remote monitoring and diagnostic management capabilities will allow the Global Applied service business to identify additional service opportunities. In addition we began deploying YORKConnect, our service business information technology system, in North America.

Unitary Products Group

Unitary Products Group (UPG) produces heating and air conditioning solutions designed for use in residential and light commercial applications and distributes proprietary and non-proprietary parts to the aftermarket, in the U.S. and Canada. We market our UPG products to the replacement and new construction (new installation) markets. We estimate more than half of UPG revenues in the U.S. are attributable to the replacement market. The replacement market is not affected by levels of new home construction and therefore tends to be less cyclical. The replacement market is affected by ambient temperature. Hot weather in the spring season causes existing older units to fail earlier in the season, leading customers to accelerate replacement of a unit that might otherwise be deferred in the case of a late season failure. Sales of products used in new construction are mostly dependent upon the overall growth or decline in new residential construction markets. Sales to Ferguson Electronics accounted for more than 10% of UPG's revenues in 2004.

We continually redesign our UPG product offering for lower sound ratings and greater energy efficiency on UPG's premium product line, and manufacturing cost effectiveness on their entry-level value line. In addition, our premium product line is designed to capture the essential elements of today's trends in consumer product design particularly in the replacement market.

Products

UPG's products include ducted central air conditioning and heating systems (air conditioners, heat pumps, and furnaces), and light commercial heating and cooling equipment. These products consist of split systems and packaged products. A split system consists of an outdoor unit containing a compressor and condenser; a connected indoor unit containing a heat exchanger; an electric, gas, or oil heating section; an indoor blower system; and associated controls. A packaged product is a single, self-contained unit with compressor; condenser; heat exchanger; electric, gas, or oil heating section; blower; and associated controls. These units are typically installed on rooftops or beside a structure. Ducted products distribute conditioned air throughout building structures with ductwork connected to the system's blower, whereas ductless installations provide conditioned air directly from indoor blowers.

Brands and Distribution

We market our UPG products under the "YORK", "LUXAIRE", "FRASER-JOHNSON", and "COLEMAN" brands. Service parts are sold under the "SOURCE 1" brand. "YORK" is our full line brand, which is sold through our company-owned distribution centers and exclusive independent distributors. The "YORK" brand is sold with a high level of customer service and sales support. Our other brands are sold through more than 200 non-exclusive distributors primarily for resale to contractors. We also sell unitary products in the manufactured housing industry in North America on an original equipment manufacturer basis through an exclusive distributor.

Competition

All of the markets in which UPG participates are very competitive. Unitary product manufacturers compete on the basis of price, reliability, delivery, efficiency, acoustics, and maximum market coverage. Price competition and maximum market coverage are of particular importance in residential product lines as there is often less perceived differentiation. In the U.S. market, UPG competes with three large worldwide manufacturers, Carrier, Trane, and Lennox, in addition to numerous national manufacturers such as Goodman, Rheem, Nordyne and new market entrants from Asia.

Manufacturing

Residential and light commercial products are manufactured in plants located in Norman, Oklahoma; Wichita, Kansas; and Monterrey, Mexico. Our manufacturing process relies on the purchase of certain components (including hermetic compressors, copper tubing, fan motors, fan blades, refrigerant, and control elements) from outside suppliers, and in-house fabrication of sheet metal cabinets and refrigerant coils. The various unitary products are then assembled and tested before shipment.

Recent developments

In 2004, UPG launched a new line of residential air conditioners and heat pumps to target the growing residential replacement segment. The new product line is marketed under the York "Affinity", Luxaire "Acclimate", and Coleman "Echelon" brand names, and features a swept wing fan designed to provide lower sound ratings. These product lines are capable of utilizing alternate refrigerants. Each brand has its own distinct look and feature set, allowing UPG to promote three differentiated product lines to the marketplace. The York Affinity product line was also the first air conditioner brand to offer the consumer a choice of colors for their outdoor unit. UPG is currently designing a new residential evaporator coil and air handler line designed to match the recently released air conditioner and heat pump line targeted at the residential replacement market.

In the second half of 2004, UPG launched a new furnace product line. The furnace product launch, which was the largest in UPG's history, provided differentiated designs for the York, Luxaire, and Coleman brands, differentiated features, and significantly enhanced aesthetics and serviceability. The new products also offer the "ClimaTrak" heating feature, which allows a consumer to customize their furnace airflow to the climate and geography where they reside.

Beginning in 2004, UPG initiated product development projects to ensure the residential product line will comply with the 13/13 Seasonal Energy Efficiency Ratio (13 SEER) requirements of the Department of Energy and will align with marketing strategies for 2006 and beyond. These efforts will include development of new indoor equipment (furnaces, air handlers, and evaporator coils) that will be required to complete a matching system using the higher SEER outdoor equipment. Since coil and cabinet sizes are larger in higher SEER equipment, investments are also being made in manufacturing equipment to ensure production capacities are adequate to meet the increased requirements starting in January 2006. With the investments being made in product development and manufacturing capacity, we believe UPG will be able to maintain and grow its position in the residential HVAC market.

Bristol Compressors

Bristol Compressors (Bristol) manufactures reciprocating compressors from 1 to 25 tons and, through its joint venture in Scroll Technologies, scroll compressors from 2 to 7 ½ tons. A compressor is an essential part of a heat pump and/or air conditioning system. Compressors are mechanical pumps driven by electric motors, and are responsible for circulating and increasing the pressure of refrigerant. Bristol brand compressors are used in our products and are sold to original equipment manufacturers and wholesale distributors. UPG purchases compressors manufactured by Bristol and Scroll Technologies. Sales of Bristol products are directly correlated to the factors affecting demand for unitary products discussed previously in the UPG section. Approximately 75% of Bristol's revenues are attributable to sales of products to other air conditioning equipment manufacturers or wholesale distributors other than UPG. Sales to Carrier and National Factory (a Middle East manufacturer of room air conditioners) each accounted for more than 10% of Bristol's revenue in 2004.

Bristol develops compressors to match compression technology precisely to customer needs by providing quiet operation, reliability and high efficiency above the compressors offered by competitors, while maintaining competitive prices.

Products

Bristol's products include both reciprocating and scroll compressors. Reciprocating compressors have one or more pistons driven by a motor that turns a crankshaft. Certain reciprocating compressors include "TS Technology", or twin-single piston system, which allows for optimum heat pump performance in both heating and cooling modes with just one compressor. Scroll compressors use fixed and orbiting spiral-shaped scrolls to compress gas, and require fewer parts than reciprocating compressors.

Brands and Distribution

We market our Bristol products under the "BRISTOL", "INFINITY" and "BENCHMARK" brands. A majority of Bristol's products are sold directly to customers by an in-house sales force. Third party sales representatives are primarily utilized for international sales.

Competition

Bristol competes directly with two U. S. manufacturers, Copeland Corporation, a subsidiary of Emerson Electric Inc., and Tecumseh, a division of Tecumseh Corporation. International competitors include L.G. Electronics, Matsushita Electric Industrial Co., Ltd., and SANYO Electric Co., Ltd. The compressor market competes primarily on price, noise levels and efficiency.

Manufacturing

Bristol products are manufactured at our factory in Bristol, Virginia, and by Scroll Technologies in Arkadelphia, Arkansas. As with our other products, Bristol products are assembled using purchased parts (including motors, castings, forgings, and electronic components) as well as parts manufactured by us. Bristol relies on a single vendor for certain components used in its compressors. Due to consolidation in the vendor's industry, there are limited alternate sources of supply. We believe an alternate source of supply is attainable in the event the current vendor is unable to supply the component. However, a change in vendors would cause a delay in production and loss of sales, which would adversely impact the results of operations of Bristol and our consolidated results of operations.

Recent Developments

Bristol introduced the "Benchmark" compressor line in 2003. Benchmark compression solutions meet or exceed efficiency and sound performance of any competitive technology, and is offered in the 1 ½ to 3 ½ ton reciprocating compressor range and the 3 ½ to 5 ton scroll compressor range. The Benchmark compressor has been developed to meet the mandated 13 SEER legislation effective in 2006 for the unitary domestic market. An improvement in sound performance of Benchmark is possible due to lower vibration from a rigid low noise cylindrical housing and a unique suction muffler. Additionally, reliability is enhanced due to the product requiring less components to protect against loss of charge and indoor fan failure. Benchmark is offered with R-22 (HCFC), R-407C (HFC), and R-410A (HFC) refrigerants.

Raw Materials and Purchased Components

We purchase compressors, steel, copper, aluminum, electric motors, castings, forgings, heat exchangers, electric panels, condensers, evaporators, oil, pumps, stampings, fabricated copper tubes, electronic starters and controls, aluminum fins, fan blades, capacitors, transformers, refrigerant gases, valves, fittings, and other components from many outside suppliers. Except for certain components purchased by Bristol for use in its compressors (see "Manufacturing" sub-heading under "Bristol Compressors" above), alternate sources of supply are available for all raw materials and components for which we use a single supplier. In order to hedge against certain raw material price increases, we enter into commodity forward contracts for the purchase of certain raw materials, principally copper. However, we are exposed to raw material price increases related to commodities where no forward markets exist and compressors, electric motors, and other components purchased from suppliers that may not hedge raw material prices. Additional information related to raw material and component cost increases is contained under the caption "Results of Operations" of Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition, and is incorporated herein by reference. Additional information about our commodity forward contracts contained under the caption "Market Risk" of Item 7A. Quantitative and Qualitative Disclosures About Market Risk is incorporated herein by reference.

Patents and Trademarks

We hold numerous patents that relate to the design and use of our products that we consider important, but not essential, to the overall conduct of our business. It is our policy to obtain patent protection for as many of our new and developmental products as possible, and to enforce such patent rights as appropriate. No patents which we consider material will expire within the next five years.

We own several trademarks that we consider important in the marketing of our products as discussed in each of the business sections. We believe that our rights in these trademarks are adequately protected and of unlimited duration.

Joint Ventures in U.S. and Non-U.S. Markets

In addition to our wholly-owned and majority-owned production and distribution facilities, we produce, distribute, and service products through participation in several joint ventures, which are described in the following table:

Principal Location	Joint Venture Partner	Joint Venture (Percent Owned by the Company)	Principal Products/Services	Markets Served
Spain	Compania Roca Radiadores S.A.	Clima Roca-York S.L. (50%)	Manufacture of unitary products	Europe
Denmark	Three Danish pension funds	Jernstøberiet Dania A/S (40%)	Castings	Europe
South Africa	Spoormakers & Partners Inc.	Shared Energy Management (Pty) Ltd. (50%)	Energy management services	South Africa
Saudi Arabia	Al Salem United Contracting Co.	Al Salem-York Services Ltd. (50%)	Service and repair of air conditioning equipment	Saudi Arabia
Saudi Arabia	Al Salem United Contracting Co.	Al Salem York Manufacturing Co. Ltd. (50%)	Production of central and split air conditioning units, fan coils, and air handling units	Saudi Arabia
Malaysia	OYL Industries BHD.	OYL-Condair Industries SDN.BHD. (49%)	Manufacture of unitary and applied products	Asia Pacific
Malaysia	OYL Industries BHD.	York (Malaysia) Service SDN.BHD. (30%)	Sales and service of air conditioning equipment	Malaysia

Principal Location	Joint Venture Partner	Joint Venture (Percent Owned by the Company)	Principal Products/Services	Markets Served
Malaysia	Kumpulan Nametech Sdn. Bhd.	Airvenco Sdn. Bhd. (21%)	Sales and service of air handling equipment	Malaysia
Japan (Fläkt)	Nissin Refrigeration & Engineering Ltd.	York-Nissin Corp. Ltd. (50%)	Sales and service of refrigeration products	Japan
Japan (Novenco)	Individual Japanese shareholder	Novenco Nippon Ltd. (23%)	Sales and service of air handling equipment	Japan
Korea	Individual Korean shareholder	Hi-Pres Korea Co. Ltd. (20%)	Sales and service of air handling equipment	Korea
U.S.	Carrier Corporation	Scroll Technologies (50%)	Manufacture of scroll compressors	U.S.

We received dividends from affiliates of $3.9 million, $2.2 million, and $2.1 million in 2004, 2003, and 2002, respectively. Our total investments in affiliates were $35.7 million and $28.2 million as of December 31, 2004 and 2003, respectively. Our sales to affiliates are less than 1% of our net sales, and our purchases from affiliates are less than 2% of our total purchases.

Research and Development

Our product development activities include ongoing research and development programs to redesign existing products to reduce manufacturing costs and to increase product efficiencies, develop electronic controls for current product offerings, and create a wide range of new products. During 2004, 2003, and 2002, we spent $47.7 million, $42.3 million, and $42.2 million, respectively, for all product development activities.

Employees

As of December 31, 2004, we employed approximately 23,200 persons worldwide. Approximately 10,200 persons are employed in the U.S. and 13,000 persons are employed in foreign countries. Approximately 3,400 U.S. employees are covered by collective bargaining agreements that expire at various dates and generally range from three to six years. We are in current negotiations with union representatives at the UPG Wichita factory to renew the contract that expires on July 31, 2005.

Regulations and Environmental Matters

Environmental laws that affect or could affect our U.S. operations include, among others, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, any regulations associated with these acts, and various other Federal, state, and local laws and regulations governing environmental matters.

Environmental Remediation

We have remediation activities ongoing at certain of our U.S. facilities as a result of releases that occurred in the past. From time to time, we have received notice that we are a potentially responsible party, along with other potentially responsible parties, in Superfund proceedings under the Comprehensive Environmental Response, Compensation and Liability Act for the cleanup of hazardous substances at certain sites to which potentially responsible parties are alleged to have sent waste. Our non-U.S. operations are also subject to various environmental statutes and regulations. Generally, these requirements tend to be no more restrictive than those in effect in the U.S. In 1993, the Council of European Communities agreed on European Community regulation number 1836/93 that recommended that each company voluntarily complete an ECO-Audit. We have completed these audits at our European facilities. On the basis of our historical experience and other information currently available to us, we do not believe that either our remediation activities or any Superfund proceedings will have a material adverse effect on our financial condition, ongoing results of operations, or liquidity. However, additional environmental remediation sites may be identified in the future, including properties previously disposed. Currently, we are unable to estimate the remediation cost of these sites because their existence, environmental impact and required remediation activities are not known to us.

Montreal Protocol and Clean Air Act

In September 1987, the U.S. became a signatory to an international agreement titled the Montreal Protocol on Substances that Deplete the Ozone Layer, or the Montreal Protocol. The Montreal Protocol requires its signatories to reduce production and consumption of CFCs and halons, some of which are utilized in air conditioning and refrigeration equipment. In 1988, the Environmental Protection Agency (EPA) issued regulations under the Clean Air Act implementing the Montreal Protocol in the U.S. Many other countries have also become signatories to the Montreal Protocol. The manner in which these countries implement the Montreal Protocol and regulate CFCs could differ from the approach taken in the U.S.

The Clean Air Act allows the EPA to accelerate the statutory phase-out schedule for any Class I (CFC) or Class II (HCFC) substance. In November 1992, the parties to the Montreal Protocol agreed to amend the Protocol to require the complete phase-out of CFC production by the beginning of 1996. Further, the parties agreed to a 1996 production cap on HCFCs and a complete phase-out of HCFC production by 2030. In May 1995, EPA published a final rule requiring accelerated phase-out of the production of all CFCs by 1996 and of all HCFCs by 2030.

None of our manufactured products contain Class I substances. Class I substances previously used by us have been substituted with Class II substances or substances that are currently unregulated. We continue to expect revenues from servicing, updating, and repairing existing equipment that uses Class I substances. These activities are regulated by the EPA, which imposes guidelines affecting service and maintenance of equipment that uses Class I and Class II substances. We train and license our service technicians in service and maintenance procedures that comply with the regulations. Therefore, we believe that the regulations will not have a material adverse effect on our operations. The phase-out of Class I substances will require modifications to existing air conditioning equipment as availability of recycled Class I substances decreases. Since our technology enables us to modify existing equipment for use with Class II substances, we believe that this will continue to generate additional opportunities. While we expect to derive substantial revenue from the sale of products utilizing Class II substances, it is not expected that any phase-out will have a significant impact on the sales of such products since new products that use unregulated refrigerants such as HFCs are now readily available. Nonetheless, as the supply of virgin and recycled Class II substances falls, it will be necessary to address the need to substitute permitted substances for Class II substances.

We, in conjunction with major chemical manufacturers, are continually in the process of reviewing and addressing the impact of refrigerant regulations on our products. We believe that the combination of those products that presently utilize Class II substances and those products in the field that can be retrofitted to such refrigerants provides a complete line of commercial and industrial products. Therefore, we do not foresee any material adverse impact on our business or competitive position as a result of the Montreal Protocol, the 1990 Clean Air Act amendments, or their implementing regulations. However, we believe that the implementation of severe restrictions on the production, importation, or use of refrigerants employed in larger quantities by us could have such an impact. We believe that the applied systems products that we have produced will be well positioned to utilize the next generation of refrigerants without substantial modification. If the next generation of refrigerants is incompatible with the hermetic compressors used by us and all of our competitors for unitary products, design modifications would be required.

National Appliance Energy Conservation Act

We are also subject to regulations promulgated under the National Appliance Energy Conservation Act of 1987, as amended, and various state regulations concerning the energy efficiency of our products. In 2004 the Department of Energy concluded its rule making process and established a higher minimum efficiency rating for residential air conditioning and heat pump products effective January 23, 2006. The new efficiency will be raised to a 13 SEER level, a 30% increase in energy efficiency from prior standards. We have developed and continue to develop products that will comply with these regulations, and do not believe that such regulations will have a material adverse effect on our financial condition, results of operations, or liquidity.

Executive Officers

As of March 14, 2005, our executive officers are as follows:

Name	Age	Position
C. David Myers	41	President and Chief Executive Officer
Kim Buchwald	47	Vice President and President of York Europe, Middle East, and Africa
Iain A. Campbell	43	Vice President and President of York Americas
Thomas F. Huntington	52	Vice President and President of Unitary Products Group
Wayne J. Kennedy	62	Vice President and President of Bristol Compressors
Wilson Sun	56	Vice President and President of York Asia Pacific
M. David Kornblatt	45	Vice President and Chief Financial Officer
Jane G. Davis	55	Vice President, Secretary and General Counsel
Jeffrey D. Gard	50	Vice President, Human Resources
Helen S. Marsteller	44	Vice President, Investor Relations

Peter C. Spellar	60	Senior Corporate Vice President of Strategy, Technology, and Market Competitiveness
James P. Corcoran	59	Vice President and Treasurer
David R. Heck	50	Chief Governance Officer and Director, Internal Audit
David C. Elder	36	Controller

Mr. Myers has been President and Chief Executive Officer of the Company since February 2004. Prior thereto, he was President of the Company from June 2003 to February 2004, Executive Vice President and Chief Financial Officer of the Company from January to June 2003, Vice President and Chief Financial Officer of the Company from 2000 to 2002, Vice President Finance, Engineered Systems Group from 1998 to 2000, Corporate Controller from 1995 to 1998, Director of Finance for the Airside Products Group from 1994 to 1995, and Director of Financial Planning and Controls in 1994.

Mr. Buchwald has been Vice President of the Company and President of York Europe, Middle East, and Africa since January 2005. Prior thereto, he was Vice President, Marine and Refrigeration Products & Systems from March 2003 to December 2004, Vice President, Marine and Managing Director of York Refrigeration Marine and Controls from April 2000 to February 2003, and Vice President of Human Resources for Sabroe A/S and York Refrigeration from September 1997 to March 2000. Prior to joining the Company, he was a Senior Management Consultant with Mercuri Urval A/S in Denmark.

Mr. Campbell has been Vice President of the Company and President of York Americas since January 2003. Prior thereto, he was Vice President, North America Sales and Service from June 2002 to December 2002, Vice President, Finance, Engineered Systems Group from 2000 to 2002, Director, Finance, Europe from 1997 to 2000, and Assistant Treasurer from 1994 to 1997.

Mr. Huntington has been Vice President of the Company and President of Unitary Products Group since October 2000. Prior thereto, he was Senior Vice President, Engineering, Bristol Compressors from 1999 to 2000, Vice President, Sales and Distribution, Unitary Products Group North America from 1997 to 1999, Vice President and General Manager, Evcon Coleman Division from 1996 to 1997, and Vice President, Sales and Marketing, Evcon Industries from 1992 to 1996.

Mr. Kennedy has been Vice President of the Company and President of Bristol Compressors since March 2000. Prior thereto, he was Vice President, Human Resources from 1993 to 2000. Prior to joining the Company, he was Vice President of Human Resources for the Millipore Corporation.

Mr. Sun has been Vice President of the Company and President of York Asia Pacific since January 2005. Prior thereto, he was Vice President and General Manager, York Asia Pacific from April 2001 to December 2004, Vice President and General Manager, North Asia from January 1998 to March 2001, Vice President, People's Republic of China from 1997 to 1998, Regional Manager, People's Republic of China from 1993 to 1997, and various management positions with the Company from 1973 to 1992.

Mr. Kornblatt has been Vice President and Chief Financial Officer since June 2003. Prior thereto, he was Vice President, Finance, York Americas from June 2002 to June 2003. Prior to re-joining the Company, he was Director, Taxes, Europe for The Gillette Company from December 1998 to June 2002. He was previously Tax Director of the Company from January 1993 to December 1998. Prior to joining the Company, he was with KPMG LLP and Ernst & Whinney.

Ms. Davis has been Vice President, Secretary and General Counsel of the Company since March 1995. Prior to joining the Company, she was Vice President, General Counsel and Secretary of Joy Technologies Inc. from 1988 to 1995.

Mr. Gard has been Vice President, Human Resources since June 2003. Prior thereto, he was Director, Corporate Compensation, Benefits and Human Resource Information Systems from February 1999 to June 2003. Prior to joining the Company, he was with Millipore Corporation.

Ms. Marsteller has been Vice President, Investor Relations since March 2004. Prior to rejoining the Company, she was President of Stellar Partners, an investor relations and corporate communications consulting firm, from July 2000 to March 2004. She was previously Vice President, Investor Relations and Corporate Communications for the Company from 1997 to 2000 and Director of Investor Relations from 1992 to 1997. Prior thereto, she held various financial positions in the Unitary Products Group from 1986 to 1992. Prior to joining the Company, she held leadership positions at Honeywell, Inc. and Armco, Inc.

Mr. Spellar has been Senior Corporate Vice President of Strategy, Technology, and Market Competitiveness since January 2005. Prior thereto, he was Vice President of the Company and President of York Europe, Middle East, and Africa from January 2003 to December 2004, Vice President of the Company and President, Engineered Systems Group from 2000 to 2002, Vice President, Marketing and Strategic Accounts from 1999 to 2000, Vice President of the Company and President, Applied Systems Worldwide from 1995 to 1999, Vice President of the Company and Vice President, European Operations from 1992 to 1995, President, Frick Division from 1987 to 1992, and President of the Frick Company from 1979 to 1987.

Mr. Corcoran has been Vice President and Treasurer of the Company since March 2001. Prior thereto, he was Treasurer of the Company from 1992 to 2001. Prior to joining the Company, he was with Griffith Laboratories, AM International, and Borg-Warner Corporation.

Mr. Heck has been Chief Governance Officer and Director, Internal Audit since December 2003. Prior thereto, he was Controller from January 2000 to December 2003. Prior to joining the Company, he held various financial and audit related positions with Superior Group, Inc., LFC Financial Corp., and Deloitte, Haskins, & Sells.

Mr. Elder has been Controller since December 2003. Prior thereto, he was the Director, Financial Planning and Analysis from August 2000 to December 2003 and Manager, Financial Reporting from May 1997 to August 2000. Prior to joining the Company, he was with Hershey Foods Corporation and KPMG LLP.

Website Access to Information

We make available free of charge through our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the U.S. Securities and Exchange Commission. Our website address is: www.york.com.

Item 2. Properties

Our principal offices are located in York, Pennsylvania on an approximately 71 acre site owned by us. The following table lists our principal manufacturing facilities:

Location	Segment	Approximate Enclosed Area (sq. ft.)
Owned		
York, PA	Americas	1,200,000
Wichita, KS	Unitary Products Group	840,000
Bristol, VA	Bristol Compressors	672,000
Norman, OK	Unitary Products Group	539,000
Waynesboro, PA	Americas	438,000

Aarhus, Denmark	Europe, Middle East, and Africa	372,000
Naestved, Denmark	Europe, Middle East, and Africa	276,000
Basildon, England	Europe, Middle East, and Africa	254,000
Guangzhou, China	Asia	215,000
Wuxi, China	Asia	182,000
Durango, Mexico	Americas	146,000
San Antonio, TX	Americas	145,000
Monterrey, Mexico	Americas	118,000
Dixon, IL	Americas	113,000
Roanoke, VA	Americas	72,000
Sao Paulo, Brazil	Americas	70,000
Carquefou, France	Europe, Middle East, and Africa	32,000
Leased		
Laem Chabang, Thailand	Asia	215,000
Monterrey, Mexico	Unitary Products Group	165,000
Albany, MO	Americas	135,000
York, PA	Americas	120,000
Johannesburg, South Africa	Europe, Middle East, and Africa	109,000
Hattiesburg, MS	Americas	84,000
Santa Fe Springs, CA	Americas	82,000
Curitiba, Brazil	Americas	58,000
Nantes, France	Europe, Middle East, and Africa	34,000

At the York, Pennsylvania location that we own, approximately 550,000 square feet are currently unused.

In addition to the properties described above, we lease facilities worldwide for use as sales and service offices and regional warehouses. In the ordinary course of business, we monitor the condition of our facilities to ensure that they remain adequate to meet our long-term sales goals and production plans. We believe that our properties are in good condition and adequate for our requirements. We make capital expenditures intended to upgrade existing facilities and equipment to increase production efficiency and, when appropriate, to adapt them to the requirements of manufacturing new product lines.

Item 3. Legal Proceedings

As discussed in our Form 10-Q filed October 31, 2003 and our Form 10-K/A for the fiscal year ended December 31, 2003, on September 11, 2003, the City of Elyria, Ohio, the Lorain County Board of Commissioners, the Lorain County Auditor, the Lorain County Treasurer and two school districts filed suit against us in the Court of Common Pleas for Lorain County, Ohio. The plaintiffs allege that we breached two incentive agreements entered into with the City of Elyria in 1991 and 1993, respectively, by closing our plant in Elyria in 2001. The plaintiffs assert that they would have collected additional taxes had the plant remained open and are seeking approximately $3 million in allegedly lost taxes and $200 million in punitive damages. We have removed the suit to the United States District Court for the District of Ohio and intend to defend it vigorously. We believe the suit is without merit.

As is the case with many other companies, we have been named as one of many defendants in lawsuits alleging personal injury to one or more individuals as a result of exposure to asbestos contained in products previously manufactured by us or by companies from which we purchased product lines. Information concerning our asbestos litigation is incorporated herein by reference to Note 13 of Item 8. Financial Statements and Supplementary Data.

In January 2004, we received a request for documents from the staff (the "Staff") of the Enforcement Division of the Securities and Exchange Commission (the "Commission") in connection with the Staff's investigation of our approval of option exercises by three of our executives during an open window period in the last quarter of 2003. We have provided the requested documents and have fully cooperated with the Staff's investigation. In December 2004, we received a notice from the Staff, generally known as a "Wells Notice," alleging that we violated certain federal securities laws. The Wells Notice indicated that the Staff may propose to the Commission that it file an enforcement action against us seeking an injunction and a penalty. In January 2005, we submitted a written response, generally known as a "Wells submission," denying the Staff's allegation of federal securities law violations. In response to our Wells submission, the Staff has requested additional information from us, which we intend to provide. We are unable to predict the outcome of this investigation or the outcome of any enforcement action, if commenced.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of our security holders during the fourth quarter of 2004.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock trades on the New York Stock Exchange under the symbol "YRK." On March 11, 2005, we had 5,012 holders of record of our common stock.

Trading and Dividend Information

The high and low sales prices for which our common stock traded and the dividends declared in each quarterly period within 2004 and 2003 are as follows:

	High	Low	Dividends Declared
2004			
Fourth quarter	$ 38.92	$ 29.14	$ 0.20
Third quarter	41.14	30.25	0.20
Second quarter	43.10	34.76	0.20
First quarter	39.64	35.80	0.20
2003			
Fourth quarter	$ 40.74	$ 33.65	$ 0.15
Third quarter	36.00	23.31	0.15
Second quarter	26.72	21.00	0.15
First quarter	26.04	18.82	0.15

Item 6. Selected Financial Data

Five Year Summary of Selected Financial Data

(in thousands, except per share data and other information)	2004	2003	2002	2001	2000
Statements of Operations Data:					
Net sales	$ 4,510,143	$ 4,076,054	$ 3,843,373	$ 3,920,096	$ 3,883,207
Gross profit (a)	830,817	783,250	727,752	740,205	811,753
Restructuring and other charges, net (b)	(1,007)	(91,395)	111	(70,504)	(49,679)
Gain (loss) on divestiture	—	345	(10,319)	—	26,902
Income from operations (a)(c)	128,181	56,021	151,196	101,671	196,188
Interest expense, net	(41,773)	(47,535)	(48,485)	(67,150)	(81,587)
Income before income taxes and cumulative effect of changes in accounting principles (a)(c)	94,977	14,068	106,891	36,965	120,969
(Provision) benefit for income taxes	(13,398)	(2,653)	(25,715)	9,024	(14,362)
Income before cumulative effect of changes in accounting principles (a)(c)	81,579	11,415	81,176	45,989	106,607
Net income (loss) (a)(c)(d)	81,579	(3,998)	(98,260)	45,989	106,607
Basic earnings (loss) per share (a)(c):					
Income before cumulative effect of changes in accounting principles	1.99	0.29	2.06	1.19	2.80
Net income (loss) (d)	1.99	(0.10)	(2.50)	1.19	2.80
Diluted earnings (loss) per share (a)(c):					
Income before cumulative effect of changes in accounting principles	1.96	0.28	2.04	1.17	2.78
Net income (loss) (d)	$ 1.96	$ (0.10)	$ (2.47)	$ 1.17	$ 2.78
Weighted average common shares and common equivalents outstanding:					
Basic	41,072	39,684	39,351	38,626	38,107
Diluted	41,623	40,206	39,770	39,147	38,281
Cash dividends per share	$ 0.80	$ 0.60	$ 0.60	$ 0.60	$ 0.60
Capital expenditures	82,696	84,704	69,562	98,126	93,971
Depreciation and amortization of property, plant, and equipment	75,047	69,990	62,167	59,655	63,115
Amortization of deferred charges, intangibles, and goodwill (c)	4,540	3,966	2,768	27,024	28,443
Balance Sheet Data (d):					
Working capital (e)	401,810	354,175	417,593	451,918	534,621
Total assets (c)(e)	3,010,415	2,729,823	2,560,917	2,620,348	2,864,968
Long-term debt	545,468	582,027	618,224	724,378	831,354
Stockholders' equity (c)	$ 878,863	$ 776,400	$ 682,814	$ 739,434	$ 748,976
Other information:					
Employees	23,200	22,300	22,800	23,600	24,600
Backlog (in thousands)	$ 1,169,161	$ 1,026,593	$ 928,499	$ 873,359	$ 1,018,464
Total debt as a percent of total capital	39.1%	44.1%	48.8%	50.7%	54.5%
Current ratio (e)	1.33	1.35	1.47	1.55	1.57
Book value per share (a)(c)(d)	$ 21.04	$ 19.02	$ 17.22	$ 18.85	$ 19.52

(a) In 2004, we recorded a $20 million warranty charge for the Unitary Products Group furnace and inspection program. See Note 1 of Item 8. Financial Statements and Supplementary Data.

(b) In all years presented, we recorded charges to operations for restructuring and other cost reduction initiatives. Also, in 2000, we recorded charges for acquisition, integration, and restructuring activities related to the 1999 Sabroe acquisition. See Note 16 of Item 8. Financial Statements and Supplementary Data.

(c) Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142. Under the Statement, we no longer amortize goodwill. Goodwill amortization expense was $24.4 million and $25.6 million in 2001 and 2000, respectively. In 2002, we recorded a transitional goodwill impairment charge of $179.4 million as a cumulative effect of a change in accounting principle. See Note 1 of Item 8. Financial Statements and Supplementary Data.

(d) In 2003, we recorded approximately $82.4 million of incremental debt, $23.9 million of incremental net machinery and equipment, $10.7 million of incremental deferred tax assets, a $15.4 million reduction to stockholders' equity, and a $32.4 million reduction to other long-term liabilities. The reduction in stockholders' equity was recorded as a cumulative effect of a change in accounting principle adjustment. See Note 1 of Item 8. Financial Statements and Supplementary Data.

(e) Certain reclassifications have been made to the 2003, 2002, 2001, and 2000 financial data to conform to the 2004 presentation.

Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition

EXECUTIVE SUMMARY

We earn revenues and generate cash by manufacturing and selling products and services to the heating, ventilating, air conditioning and refrigeration (HVAC&R) industry. The Global Applied business designs, produces, sells and services HVAC&R solutions for commercial buildings and industrial refrigeration applications. The Unitary Products Group (UPG) produces and sells residential and light commercial heating and air conditioning systems primarily in the United States (U.S.). Bristol Compressors manufactures compressors, which are used in our UPG products and sold to original equipment manufacturers (OEM).

Our business is sensitive to many business and economic factors (see Inflation, Cyclicality, Market Risk and Seasonality sections for further discussion). Overall, our results are impacted by changes in sales volume and manufacturing costs. Changes in our sales volume are closely correlated to changes in global economies and the gross domestic product of countries and, more specifically, to worldwide commercial and residential construction markets. As these markets grow, our sales volume tends to increase. Sales volume is also impacted by our ability to increase market share. Changes in manufacturing costs (including raw materials) directly impact our gross profit margin. Our ability to successfully implement actions to reduce the impact of higher manufacturing costs or capture increased pricing in the market is key to our profitability.

U.S., European, and most Asia Pacific commercial construction markets have experienced relatively low growth over the past three years while certain international commercial markets (Middle East and China) strengthened. U.S. residential construction has grown modestly over the same period. In 2005, we expect commercial and residential construction markets to grow inline with recent historical rates. Approximately 56% of our 2004 product sales relate to new construction. We partially mitigate our exposure to changes in new construction markets by offering products that are strategic to the replacement market and offering services that are essential to maintaining equipment to prolong its life. The replacement market is mainly driven by the age of existing, installed equipment and cost benefits to be gained from newer, more efficient equipment.

The cost of raw materials has increased substantially over the last two years. Our products include raw materials, such as steel and copper, and purchased components that include steel and copper that are essential to our equipment and parts. We raised our selling prices in 2004 to partially offset increased raw material costs. Our raw material and component cost increases in excess of selling price increases were approximately $46 million for the year ended December 31, 2004. We expect raw material costs to continue increasing in 2005. In addition, we will continue with our raw material hedging programs to help offset the negative impact of rising raw material costs.

In 2005, our main priority is price realization as we anticipate raw material component costs to increase an additional $100 million over 2004 levels and continued rising energy and transportation costs. We generally expect stable to improving markets in our Global Applied regions, with stronger growth opportunities in China and the Middle East and a weaker outlook in the remainder of Europe, Middle East, and Africa (EMEA). We plan to continue growing our Global Applied business by capturing market share with our new products and focusing on our service business by leveraging our global service and parts capabilities and multi-site commercial service market in the U.S. In UPG, we expect 2004 new product introductions and price increases to improve profitability. In addition, price increases at Bristol are expected to improve profitability. Finally, investment in our information technology (IT) systems and infrastructure, continued efforts to develop more efficient manufacturing processes, leverage the global scale of our support structure, and improvements in the supply chain will contribute to meeting future financial goals.

RESULTS OF OPERATIONS

Results of Operations 2004 as Compared to 2003

Consolidated Operations

(in thousands, except percentages)	2004	2003	Dollar Change	Percent Change
U.S. sales	$1,953,474	$1,836,270	$ 117,204	6.4%
Non-U.S. sales	2,556,669	2,239,784	316,885	14.1%
Net sales	4,510,143	4,076,054	434,089	10.6%
Gross profit	830,817	783,250	47,567	6.1%
Gross profit %	18.4%	19.2%		

Net sales

Our revenue growth was mainly attributable to increased Global Applied and UPG equipment volume and Global Applied service business (consisting of services, parts and replacement equipment) growth partially offset by changes in product mix at Bristol Compressors. We enacted general selling price increases throughout 2004; however, conditions were not favorable for price realization in certain markets. Selling price increases had an immaterial impact on revenue growth. The net strengthening of global currencies increased net sales by $111.8 million. International revenue grew at a faster rate than domestic U.S. net sales due to stronger exports from our U.S. factories to international projects in the Middle East and Asia and a shift in volume at Bristol from domestic OEMs to international customers. Continued strength of European currencies may impact the level of capital investment in the region causing further declines in our equipment markets and create a competitive disadvantage on products exported from our EMEA equipment business. See further discussion below under Segment Analysis.

Gross profit

Overall, gross profit grew due to increased equipment volume in Global Applied and UPG, improved factory performance, and realization of 2003 restructuring benefits. These improvements were offset by the $20 million warranty charge for the UPG furnace inspection and remediation program recorded in the second quarter of 2004 (see further discussion below under Segment Analysis); pricing pressure in EMEA and Asia; higher raw material (principally steel and copper) and component costs; and increased costs and inefficiencies related to Americas' YORKConnect deployment (service business IT system in North America). Worldwide demand for steel and copper continued to increase our raw material cost and cost of components containing these materials. While we hedge a portion of our copper and aluminum purchases and have contracts for steel purchases, we experienced cost increases for unhedged portions and components containing these raw materials, as well as surcharges on our steel purchases. Raw material and component cost increases in excess of selling price increases were approximately $46 million. We anticipate approximately $100 million of raw material cost increases in 2005 and have implemented or plan to implement selling price increases to offset these cost increases. The net strengthening of foreign currencies increased our gross profit $19.4 million or 2.5%. In 2003, cost of goods sold included $8.8 million resulting from manufacturing overhead duplication and $5.5 million of inventory write-downs related to strategic actions to rationalize our manufacturing capacity in Global Applied.

Order backlog

(in thousands)	December 31, 2004	2003	Dollar Change	Percent Change
Global Applied:				
Americas	$ 421,261	$ 385,335	$ 35,926	9.3%
Europe, Middle East, and Africa	531,608	439,451	92,157	21.0%
Asia	89,644	89,801	(157)	(0.2)%
	1,042,513	914,587	127,926	14.0%
Unitary Products Group	66,495	47,288	19,207	40.6%
Bristol Compressors	60,153	64,718	(4,565)	(7.1)%
Total	$ 1,169,161	$ 1,026,593	$ 142,568	13.9%

Global Applied increased as a result of strong orders in EMEA's marine and Middle East markets and improvements in commercial equipment markets in North America and Latin America for refrigeration and air conditioning products. Order backlog increased 3.7% due to the net strengthening of foreign currencies. UPG and Bristol backlog increased a combined 13.1%, which typically are not backlog driven businesses.

(in thousands, except percentages)	2004	2003	Dollar Change	Percent Change
Selling, general, and administrative (SG&A) expenses	$ 701,629	$ 636,179	$ 65,450	10.3%
SG&A as a % of net sales	15.6%	15.6%		
Restructuring and other charges, net	1,007	91,395	(90,388)	(98.9)%
Income from operations	128,181	56,021	72,160	128.8%
Income from operations as a % of sales	2.8%	1.4%		

SG&A expenses

We incurred higher selling and administrative expenses related to our initiatives to improve our IT capabilities, new product development, equipment volume gains, and marketing of new products. We expect to benefit from these improvement initiatives in 2005 and beyond. These investments will enable us to better standardize our global processes and enable future growth. The IT investments will leverage our cost structure, assist in achieving operational efficiencies, and enhance supply chain capabilities. The net strengthening of foreign currencies increased our SG&A expenses $17.6 million. In addition, 2003 SG&A expenses include non-cash curtailment costs of $14 million related to the transition of certain U.S. defined benefit pension plans to defined contribution plans. These curtailment losses represent acceleration of pension expenses that would have been amortized to expense over a longer period of time.

Restructuring and other charges, net

In 2003, we initiated actions to further reduce our overall cost structure and support the implementation of our new geographic organization. In addition to cost reductions associated with the consolidation of our former Engineered Systems Group (ESG) and York Refrigeration Group (YRG) segments, additional actions included the further reduction of manufacturing capacity, elimination of certain product lines, and exiting of several small, non-core businesses. In 2004, we initiated further actions to reduce our overall manufacturing cost structure in the Americas and realign our EMEA business from a country organization to a pan European organization resulting in charges of $0.3 million and $2.1 million, respectively. In 2004 and 2003, we recorded restructuring and other charges of $1.3 million and

$97.3 million, respectively, related to these actions, including $5.5 million charged to cost of goods sold in 2003. Our 2003 restructuring initiatives resulted in savings of $31.9 million in 2004, compared to 2003. In 2004 and 2003, we recorded credits of $0.3 million and $0.5 million, respectively, related to 2000 and 2001 initiatives.

(in thousands, except percentages)	2004	2003	Dollar Change	Percent Change
Interest expense, net	$ 41,773	$ 47,535	$ (5,762)	(12.1)%
Equity in the earnings of affiliates	8,569	5,582	2,987	53.5%
Provision for income taxes	13,398	2,653	10,745	405.0%
Income before cumulative effect of changes in accounting principles	81,579	11,415	70,164	614.7%

Interest expense, net

Net interest expense declined due to lower average borrowing rates. Our debt mix is 35% fixed and 65% variable. Weighted average fixed and variable interest rates were 4.9% in 2004 compared to 5.5% in 2003.

Equity in earnings of affiliates

The increase was primarily the result of improved performance of Clima Roca, our Spanish joint venture, as demand for residential HVAC equipment grew substantially and product was purchased at a lower cost from new Chinese suppliers.

Provision for income taxes

Our income tax provision of $13.4 million or effective rate of 14.1% in 2004 relates to both U.S. and non-U.S. operations. The 2004 income tax provision was lower than the U.S. statutory rate of 35% primarily due to the benefits of tax holidays in certain jurisdictions of $11.3 million, an $8.2 million tax benefit recorded in the second quarter following the conclusion of an examination by the IRS of our federal income tax returns for the years 1997 through 1999, export incentives claimed of $3.8 million, other favorable foreign rate differences of $11 million, research and development (R&D) credits of $4.7 million, $1.6 million reduction in the valuation allowance associated with a foreign tax loss carryforward, a $1.5 million benefit recorded in connection with a prior year restructuring action involving the disposition of foreign operations, and recognition of $1.3 million in foreign tax credits following enactment of the American Jobs Creation Act of 2004. These benefits were partially offset by increases to valuation allowances recorded in connection with certain foreign tax loss carryforwards of $7.7 million, operating losses in jurisdictions where no tax benefit was recognized of $6.7 million, the unfavorable tax impact of deemed and actual distributions of $8.9 million and a $2.1 million charge resulting from an adjustment in the rate at which state deferred income taxes are recorded.

Our effective tax rate decreased to 14.1% in 2004 compared to 18.9% in 2003. The decline in the effective tax rate was primarily due to the impact of the $8.2 million benefit recorded in the second quarter following the conclusion of the IRS examination of the years 1997-1999, offset by a decline in export incentive benefits of $4 million. It is anticipated that the effective tax rate will gradually increase in future years, primarily due to the phase-out of certain tax holidays, and a different geographic distribution of earnings.

Net deferred tax assets increased $25.5 million in 2004, primarily attributable to a reduction in the net deferred tax liability associated with plant, equipment, and intangible assets of $25.1 million and an increase in deferred tax assets of $8.8 million relating to accrued expenses, offset by decreases in net deferred tax assets related to foreign tax loss carryforwards of $7.6 million. Based on our historical and current pre-tax earnings as well as projections of future taxable income, we believe it is more likely than not that we will realize the net deferred tax assets. The increase in the valuation allowance associated with U.S. state tax loss carryforwards is attributable to the increase in U.S. state tax loss carryforwards for which no benefit has been recorded. The valuation allowance on foreign tax loss carryforwards increased $9.5 million primarily due to adjustments to the beginning of the year balances resulting from continuing losses in certain jurisdictions ($7.7 million), and due to additional losses in jurisdictions where the deferred tax assets are not expected to be realized ($3.4 million), offset by the reduction of a valuation allowance in a jurisdiction due to improved operating performance ($1.6 million). Of the $40.5 million of gross deferred tax assets relating to foreign tax loss carryforwards, $5.3 million are subject to expiration limitations, and approximately $3.3 million ($1.9 million net of valuation allowance) are set to expire over the next three years. The remaining tax losses carry no expiration date.

The IRS is examining our Federal income tax returns for 2000, 2001, 2002, and 2003. Various other federal, state, and foreign tax returns are under examination by the applicable authorities. We do not anticipate any material adverse effect to our consolidated financial statements resulting from these examinations.

Cumulative effect of changes in accounting principles

On July 1, 2003 we adopted FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," (FIN 46). Upon adoption we consolidated the variable interest entity used to transact our December 1999 sale-leaseback. As a result, we recorded a $15.4 million reduction to stockholder's equity. The reduction in stockholders' equity represents a reduction in retained earnings recorded as a cumulative-effect adjustment as of July 1, 2003. The retained earnings reduction represents the cumulative differences between our prior accounting of the transaction as a lease of property and the consolidation, which resulted in the reflection of the assets as owned depreciable equipment with a related debt obligation. The obligation relating to the sale-leaseback was repaid in full during the third quarter of 2003.

Segment Analysis

(in thousands)	2004	2003	Dollar Change	Percent Change
Net sales:				
Global Applied:				
Americas	$1,520,645	$1,388,930	$ 131,715	9.5%
Europe, Middle East, and Africa	1,512,006	1,343,138	168,868	12.6%
Asia	611,655	490,063	121,592	24.8%
Intragroup sales	(234,865)	(194,537)	(40,328)	20.7%
	3,409,441	3,027,594	381,847	12.6%
Unitary Products Group	854,100	760,059	94,041	12.4%
Bristol Compressors	426,657	451,241	(24,584)	(5.4)%
Eliminations	(180,055)	(162,840)	(17,215)	10.6%
Net sales	$4,510,143	$4,076,054	$ 434,089	10.6%
Income from operations:				
Global Applied:				
Americas	$ 50,387	$ 54,855	$ (4,468)	(8.1)%
Europe, Middle East, and Africa	47,085	44,691	2,394	5.4%
Asia	69,656	69,634	22	—
	167,128	169,180	(2,052)	(1.2)%
Unitary Products Group	75,454	60,698	14,756	24.3%
Bristol Compressors	5,220	25,405	(20,185)	(79.5)%
General corporate expenses, eliminations, and other non-allocated items	(118,614)	(79,858)	(38,756)	48.5%
Charges and other expenses	(1,007)	(119,749)	118,742	(99.2)%
Gain on divestiture	—	345	(345)	(100.0)%
Income from operations	$ 128,181	$ 56,021	$ 72,160	128.8%

Global Applied

Americas benefited from volume increases for HVAC (mainly large tonnage chillers, commercial products, and air handling units) and refrigeration equipment driven by improved market conditions in North America and Latin America. EMEA sales growth is attributable to the favorable impact of foreign currency translation of $102 million; volume increases for HVAC equipment, mainly in Europe; and large chiller systems in the Middle East. Asia revenue increased primarily due to overall strong demand for commercial air conditioning equipment as China continued to grow and other regional economies resumed growth after an extended period of minimal growth. We expect China to provide further growth opportunities, however, slower growth rates may result from the Chinese government economic policy aimed at regulating expansion. Service business sales grew $79.1 million or 7.5% to $1,135.7 million, of which 3.8% is due to currency. Our service business (consisting of services, parts, and replacement equipment) continued to benefit from demand for repair and replacement work and multi-site commercial service arrangements. North American service business sales were negatively impacted by increased costs and inefficiencies due to the YORKConnect deployment in North America. We intend to continue to grow our service business as we change our business model to expand commercial service activities, offer new solutions to our customers, and improve our parts distribution. Additionally, the new business model is enabling us to successfully capture multi-site service contracts, which allow us to pull through our equipment as replacement of YORK and non-YORK equipment occurs. We will continue to focus on service business opportunities to capitalize on our installed base of equipment outside the U.S. and leverage our service business model.

Income from operations declined due to rising raw material and component cost increases net of price realization of approximately $21 million, costs and inefficiencies related to Americas' YORKConnect deployment, and pricing pressure in Asia and Europe partially offset by higher equipment volume, 2003 restructuring benefits, and improved profitability in Latin America. In 2005, we expect continued inefficiencies resulting from the deployment of YORKConnect to negatively impact income from operations in the first half of 2005 on a year over year basis. We believe the benefits of YORKConnect will be realized starting in 2006.

Unitary Products Group (UPG)

UPG revenues benefited from overall growth in the North American unitary residential heating and air conditioning market, general selling price increases enacted in the second quarter of 2004, and new product introductions, such as the "Affinity" product line. Residential, light commercial, and manufactured housing equipment volume increased year-over-year as new construction and replacement activity increased. North American unitary air conditioning industry shipments of compressor bearing units and furnaces increased 8.7% and 7.6%, respectively. UPG revenue growth compared to industry shipments indicates an overall market share gain in 2004 demonstrating market acceptance of our new products in the replacement market.

Income from operations improved mainly due to higher equipment volume, improved production efficiencies, and a positive product mix. These improvements were partially offset by increased raw material and component costs net of price increases of $9 million, investments in IT capabilities, marketing, and product development. During the first quarter of 2005, UPG raised selling prices again to counter the effect of 2005 steel and copper commodity cost increases. We expect our 2005 pricing actions to offset increasing costs above the 2004 levels.

Bristol Compressors (Bristol)

Revenue declined due to lower shipments to domestic OEMs partially offset by increased volume of lower priced applications to international customers. Reduced operating results are mainly attributable to increased raw material and component costs net of price increases of $16 million, lower priced applications to international customers, and product mix. We expect selling price increases to improve profitability in 2005. In addition, the successful introduction and market acceptance of the "Benchmark" compressor in 2005 is expected to improve Bristol's results in 2006.

General corporate expenses, eliminations, and other non-allocated items

General corporate expenses, eliminations, and other non-allocated items increased primarily due to the $20 million warranty charge for the UPG furnace inspection and remediation program discussed below; increased costs related to improving our IT capabilities of $20 million; and net decreased costs related to other non-allocated items of $1.2 million.

During the second quarter of 2004, we finalized field and factory testing to investigate failures found in heat exchangers of certain sealed combustion gas furnaces used in the manufactured housing industry. We found that installation and application factors combined with component part variation can result in excessive heat exchanger temperature, which may contribute to failures in certain furnace models manufactured in the years 1995 to 2000. We no longer produce these furnace models and our program for remediation has been approved by the U.S. Consumer Product Safety Commission. As a result, we recorded a $20 million warranty charge to cost of goods sold for the UPG furnace inspection and remediation program during the second quarter of 2004. The $20 million warranty charge represents our best estimate of inspection and repair costs within a reasonable estimated range between $13 million to $30 million. Repair cost estimates are mainly comprised of the expected cost of repair kits or new heat exchangers and installation labor. Our estimates are based upon the projected number of furnace units to be serviced (find rate), current repair costs, and the estimated number of furnace units requiring repair.

Differences between estimated and actual find rate, costs to manufacture and install repair kits or heat exchangers, and number of furnace units that require repair could have a significant impact on our quarterly results or further impact on our consolidated results of operations. We began to manufacture replacement parts and repair furnaces in the third quarter of 2004 and expect to complete the program by the end of 2006. Repair activity of $5.4 million was charged against the warranty reserve in 2004.

Charges and other expenses are as follows:

(in thousands)	2004	2003
By segment:		
Global Applied:		
Americas	$ 320	$ 31,640
Europe, Middle East, and Africa	2,056	56,581
Asia	(28)	2,989
	2,348	91,210
Unitary Products Group	—	9,654
Bristol Compressors	(491)	2,135
Corporate	(850)	16,750
	$ 1,007	$ 119,749
By type:		
Restructuring and other charges, net	$ 1,007	$ 91,395
Restructuring and other charges reflected in cost of goods sold	—	5,484
Related operating expenses included in cost of goods sold	—	8,828
Selling, general, and administrative expenses	—	14,042
	$ 1,007	$ 119,749

Restructuring and other charges related to the 2004 and 2003 initiatives and the 2001 and 2000 initiatives are discussed in the Consolidated Operations section above. Operating expenses in 2003 related to the Americas' cost reduction actions and consisted of costs related to the relocation of certain product lines. SG&A expenses in 2003 included a non-cash curtailment loss of $14 million related to the decision to replace our defined benefit pension plans for U.S. salaried non-bargaining and certain U.S. salaried bargaining employees with a new defined contribution plan, effective January 1, 2004.

Results of Operations 2003 as Compared to 2002

Consolidated Operations

(in thousands, except percentages)	2003	2002	Dollar Change	Percent Change
U.S. sales	$1,836,270	$1,838,740	$ (2,470)	(0.1)%
Non-U.S. sales	2,239,784	2,004,633	235,151	11.7%
Net sales	4,076,054	3,843,373	232,681	6.1%
Gross profit	783,250	727,752	55,498	7.6%
Gross profit %	19.2%	18.9%		

Net sales

The net strengthening of global currencies increased net sales by $177.1 million or 4.6%. Our revenue growth was mainly attributable to growth in Global Applied service business sales (services, parts and replacement equipment) while equipment sales were flat. Higher commercial equipment sales in Asia were offset by lower commercial equipment sales in the Americas and EMEA. Growth in UPG sales was more than offset by a reduction in Bristol revenue. Continued strong residential new construction markets aided UPG growth, and Bristol sales were down due to lower sales to international OEMs and the loss of certain applications at U.S. OEMs. See further discussion below under Segment Analysis. The net strengthening of global currencies, primarily those in our EMEA region, resulted in 8.8% of the increase in non-U.S. sales.

Gross profit

The net strengthening of global currencies increased gross profit by $34 million. Increased profits also resulted from continued sales growth in Asia due primarily to economic growth in China, sales increases in the service business, and UPG sales growth and factory efficiencies resulting from prior restructuring actions. These improvements were offset by lower commercial equipment sales and competitive margin pressures in EMEA due to continued market softness; lower volume in Bristol, resulting in less absorption of fixed costs; and significant increases in the cost of steel. In 2003, cost of goods sold included $8.8 million resulting from manufacturing overhead duplication and $5.5 million of inventory write-downs related to strategic actions to rationalize our manufacturing capacity in Global Applied. In 2002, cost of goods sold included $0.1 million of restructuring charges, $6.8 million of costs related to cost reduction actions, and $0.8 million related to a discontinued product line.

Order backlog

(in thousands)	December 31, 2003	2002	Dollar Change	Percent Change
Global Applied:				
Americas	$ 385,335	$ 356,040	$ 29,295	8.2%
Europe, Middle East, and Africa	439,451	368,368	71,083	19.3%
Asia	89,801	79,028	10,773	13.6%
	914,587	803,436	111,151	13.8%
Unitary Products Group	47,288	39,118	8,170	20.9%
Bristol Compressors	64,718	85,945	(21,227)	(24.7)%
Total	$1,026,593	$ 928,499	$ 98,094	10.6%

Order backlog increased 6.8% due to the net strengthening of foreign currencies. The remaining improvement in Global Applied backlog is the result of continued strong orders in Asia, mainly China, and some improvement in North America commercial equipment markets. UPG and Bristol decreased a combined 1.4%, which typically are not backlog driven businesses.

(in thousands, except percentages)	2003	2002	Dollar Change	Percent Change
SG&A expenses	$ 636,179	$ 566,348	$ 69,831	12.3%
SG&A as a % of net sales	15.6%	14.7%		
Restructuring and other charges, net	91,395	(111)	91,506	824.4%
Gain (loss) on divestiture	345	(10,319)	10,664	103.3%
Income from operations	56,021	151,196	(95,175)	(62.9)%
Income from operations as a % of sales	1.4%	3.9%		

SG&A expenses

The net strengthening of global currencies increased SG&A expenses $26 million or 4.5%. In 2003, SG&A expenses included $14 million of curtailment costs related to the transition of certain U.S. defined benefit pension plans to defined contribution plans. These curtailment losses represent acceleration of pension expenses that would have been amortized to expense over a longer period of time. This change is not expected to significantly alter pension expense or funding requirements in the short-term; however, we expect to benefit by reducing volatility in our pension expense and future funding requirements. Other increases include higher compensation expense, pension, medical and insurance costs, and continued investment in IT to improve our overall business systems and infrastructure.

Restructuring and other charges, net

In 2003, we initiated actions to further reduce our overall cost structure and support the implementation of our new geographic organization. These actions included the further reduction of manufacturing capacity, the elimination of certain product lines, the exiting of several small, non-core businesses, and the write-down of assets associated with a European joint venture, as well as cost reductions associated with the consolidation of our former ESG and YRG segments. In 2003, we recorded restructuring and other charges of $91.4 million, consisting of $91.9 million related to the 2003 actions and $0.5 million of cost reversals related to our prior years' restructuring actions. Included in the $91.4 million are $35.8 million of asset write-downs, $28 million of severance costs, $14.1 million of contractual and other obligation costs of which $9.7 million relates to a product liability settlement associated with a discontinued product line, and $13.5 million of other costs. Other charges to operations included $5.5 million charged to cost of goods sold as discussed above. These charges are more fully discussed in Note 16 of Item 8. Financial Statements and Supplementary Data.

In 2000, we initiated a cost reduction process, which included plant closures and divestitures, product line and facility rationalizations, SG&A expense reductions, and other actions. In 2001, we expanded the scope of the cost reduction process to include additional plant closings and staff reductions. In 2002, we recorded a credit of $0.1 million related to these cost reduction actions.

Gain (loss) on divestiture

In 2002, we sold our air conditioning operations in Australia for $12.1 million. The sale resulted in a loss of $10.3 million. There was no similar transaction in 2003 and finalization of the Australia sale resulted in a gain of $0.3 million.

(in thousands, except percentages)	2003	2002	Dollar Change	Percent Change
Interest expense, net	$ 47,535	$ 48,485	$ (950)	(2.0)%
Equity in the earnings of affiliates	5,582	4,180	1,402	33.5%
Provision for income taxes	2,653	25,715	(23,062)	(89.7)%
Income before cumulative effect of changes in accounting principles	11,415	81,176	(69,761)	(85.9)%

Interest expense, net

Net interest expense decreased due to lower average debt levels and a shift of debt from fixed to floating as a result of paying off $100 million of senior notes (interest rate of 6.75%) in March 2003. Lower average debt levels were somewhat offset by slightly higher average borrowing rates mainly due to higher interest rates in some non-U.S. markets and the increase in debt associated with the termination of our 1999 equipment sale-leaseback.

Equity in earnings of affiliates

The increase in equity in earnings of affiliates was primarily the result of improved performance of our Scroll Technologies joint venture.

Provision for income taxes

Our income tax provision of $2.7 million or effective rate of 18.9% in 2003 relates to both U.S. and non-U.S. operations. The 2003 income tax provision was lower than the U.S. statutory rate of 35% primarily due to the benefits of tax holidays in certain jurisdictions of $15.4 million, export incentives claimed of $7.8 million, other favorable foreign rate differences of $2.4 million, and R&D credits of $2.3 million. These benefits were partially offset by restructuring actions for which the tax benefit was less than the U.S. statutory rate of $14.7 million, operating losses in jurisdictions where no tax benefit was recognized of $3.6 million, and the unfavorable tax impact of deemed and actual distributions of $6.1 million.

Our effective tax rate decreased to 18.9% in 2003 compared to 24.1% in 2002. The decline in the effective tax rate was primarily due to the impact of export incentive benefits of $7.8 million on income before income taxes and cumulative effect of changes in accounting principles of $14.1 million in 2003 as compared to export incentive benefits of $3 million on income before income taxes and cumulative effect of changes in accounting principles of $106.9 million in 2002. The impact of export incentive benefits was partially offset by an increase in taxes on foreign earnings in 2003.

Net deferred tax assets increased $49.9 million in 2003, primarily attributable to benefits associated with certain U.S. carry forward items, including U.S. foreign tax credits of $14 million; U.S. federal and state tax losses of $8.3 million; and U.S. R&D credits of $3.9 million; increases in deferred tax assets of $6.9 million and $5.6 million relating to inventories and warranties, respectively; and a decrease in deferred tax liabilities of $10.7 million associated with adoption of FIN 46.

Cumulative effect of changes in accounting principles

On July 1, 2003 we adopted FIN 46, as discussed above in the Results of Operation 2004 as Compared to 2003.

Segment Analysis

(in thousands)	2003	2002	Dollar Change	Percent Change
Net sales:				
Global Applied:				
Americas	$1,388,930	$1,335,392	$ 53,538	4.0%
Europe, Middle East, and Africa	1,343,138	1,161,605	181,533	15.6%
Asia	490,063	418,599	71,464	17.1%
Intragroup sales	(194,537)	(165,443)	(29,094)	17.6%
	3,027,594	2,750,153	277,441	10.1%
Unitary Products Group	760,059	736,789	23,270	3.2%
Bristol Compressors	451,241	515,372	(64,131)	(12.4)%
Eliminations	(162,840)	(158,941)	(3,899)	2.5%
Net sales	$4,076,054	$3,843,373	$ 232,681	6.1%
Income from operations:				
Global Applied:				
Americas	$ 54,855	$ 39,710	$ 15,145	38.1%
Europe, Middle East, and Africa	44,691	50,550	(5,859)	(11.6)%
Asia	69,634	55,945	13,689	24.5%
	169,180	146,205	22,975	15.7%
Unitary Products Group	60,698	40,262	20,436	50.8%
Bristol Compressors	25,405	29,002	(3,597)	(12.4)%
General corporate expenses, eliminations, and other non-allocated items	(79,858)	(44,037)	(35,821)	81.3%
Charges and other expenses	(119,749)	(9,917)	(109,832)	1,107.5%
Gain (loss) on divestiture	345	(10,319)	10,664	103.3%
Income from operations	$ 56,021	$ 151,196	$ (95,175)	(62.9)%

Global Applied

The net strengthening of global currencies, almost entirely in EMEA, increased net sales by $172 million or 6%. Our service business sales (service, parts, and replacement equipment) increased 15% to $1,057 million, of which 6% was due to currency. Commercial equipment sales were flat with higher sales levels in Asia offset by lower sales in the Americas and EMEA. Our pricing for large commercial equipment in the U.S. stabilized during 2003. Growth in Asia was mainly the result of the growing Chinese economy and to a lesser extent a mild recovery in other Asian economies. European commercial equipment markets declined in 2003.

The net strengthening of global currencies increased income from operations by $8.2 million, almost entirely in EMEA. Americas' increase is directly related to improved performance in Latin American countries where significant actions were taken to reduce operating costs by combining our former ESG and YRG businesses and improvement in markets, mainly Argentina. Additionally, improved equipment performance in Americas resulted from higher refrigeration product sales mainly to the food and beverage industry and cost reductions resulting from the relocation of assembly of large tonnage products, somewhat offset by continued large tonnage volume declines. Asia growth resulted from continued sales growth of equipment due mainly to China's economic growth and our strong market share in China. These increases were offset by declines in EMEA. Our EMEA decrease is primarily in the UK, Italy, Sweden and Germany, and is a direct result of lower equipment sales and competitive margin pressures in product and service markets.

Unitary Products Group (UPG)

UPG residential product sales improved, aided by the strength of the new home construction markets, and our light commercial sales were flat following spending patterns in commercial building. In 2003, we experienced an additional decline in sales of manufactured housing products. The manufactured housing market has declined steadily over the past three years. Overall, our air conditioning market share was generally flat compared to 2002.

The increase in income from operations was primarily due to $7.8 million related to improvements in production and logistics efficiencies in our Wichita factory and $20 million due to a more positive product mix, volume, and better pricing versus 2002. These increases were somewhat offset by $13.3 million of increased costs for steel and other operating expenses. Also included in the improvement was a 2002 write-off of a $5.9 million receivable related to a distributor that became insolvent.

Bristol Compressors (Bristol)

The decline in Bristol sales is primarily related to an 18% decrease in sales to international OEM customers and to a lesser extent, lower shipments to U.S. OEM manufacturers. In 2003, our new Benchmark compressor was introduced. Income from operations declined due to the continued decreases in larger applications and reductions in sales volume partially offset by steel cost increases.

General corporate expenses, eliminations and other non-allocated items

The increase in general corporate expenses, eliminations, and other non-allocated items was primarily due to $13.3 million for postretirement medical expenses, $10.5 million for incentive compensation expense, $6.4 million for IT project spending, and a net $5.6 million increase in other corporate and non-allocated costs including pension, insurance, minority interest, and corporate departments.

Charges and other expenses are as follows:

(in thousands)	2003	2002
By segment:		
Global Applied:		
Americas	$ 31,640	$ 205
EMEA	56,581	1,248
Asia	2,989	209
	91,210	1,662
Unitary Products Group	9,654	6,771
Bristol Compressors	2,135	1,466
Corporate	16,750	18
	$ 119,749	$ 9,917
By type:		
Restructuring and other charges, net	$ 91,395	$ (111)
Restructuring and other charges reflected in cost of goods sold	5,484	88
Related operating expenses included in cost of goods sold	8,828	7,658
Selling, general, and administrative expenses	14,042	2,282
	$ 119,749	$ 9,917

Restructuring and other charges related to the 2003 initiatives and the 2001 and 2000 initiatives are discussed in the Consolidated Operations section above. Operating expenses in 2003 related to the Americas' cost reduction actions and consisted of costs related to the relocation of certain product lines. SG&A expenses in 2003 included non-cash curtailment costs of $14 million related to the transition of certain U.S. defined benefit pension plans to defined contribution plans. In 2002, SG&A expenses included executive retirement costs of $2.3 million.

LIQUIDITY AND CAPITAL RESOURCES

Our significant liquidity and capital funding needs are working capital, operating expenses, capital expenditures, debt repayments, restructuring costs, dividends to our shareholders, contractual obligations, and commercial commitments. Liquidity and capital resource needs are met through cash flows from operations, borrowings under our credit agreements and bank lines of credit, financing of trade receivables, and credit terms from suppliers, which approximate receivable terms to our customers. Additional sources of cash include customer deposits and progress payments.

We believe that we will be able to satisfy our principal and interest payment obligations and our working capital and capital expenditure requirements from operating cash flows together with the availability under the uncommitted credit lines and committed bank lines of credit. Uncommitted credit lines and committed bank lines of credit support seasonal working capital needs and are available for general corporate purposes. Since certain of our long-term debt obligations and our revolving trade receivables facility bear interest at floating rates, our interest costs are sensitive to changes in prevailing interest rates.

In the ordinary course of business, we enter into various types of transactions that involve contracts and financial instruments. We enter into these financial instruments to manage financial market risk, including foreign exchange, commodity price, and interest rate risk. Financial instruments are more fully discussed in Note 11 of Item 8. Financial Statements and Supplementary Data and under the caption "Market Risk" below.

The following tables summarize our contractual obligations and other commercial commitments as of December 31, 2004:

Contractual Obligations (in thousands)	Total	Payments Due by Period Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Debt repayments	$ 565,007	$ 19,539	$ 238,865	$ 200,677	$ 105,926
Operating leases	137,394	44,084	57,599	26,218	9,493
Information technology service contracts (a)	400,388	59,128	106,214	85,205	149,841
Unconditional purchase obligations (b)	125,138	75,138	50,000	—	—
Purchase orders in normal course of business	221,267	204,262	16,982	23	—
Total contractual cash obligations	$1,449,194	$ 402,151	$ 469,660	$ 312,123	$ 265,260

Other Commercial Commitments (in thousands)	Total Amounts Committed	Amount of Commitment Expiration Per Period Less than 1 Year	1-3 Years	4-5 Years	Over 5 Years
Standby letters of credit and surety bonds	$ 115,134	$ 112,246	$ 2,882	$ 1	$ 5
Performance guarantees	205,817	193,232	9,928	2,312	345
Commercial letters of credit	2,724	2,724	—	—	—
Guarantee of affiliate debt (c)	30,000	—	—	—	30,000
Total commercial commitments	$ 353,675	$ 308,202	$ 12,810	$ 2,313	$ 30,350

(a) Unconditional payments of $43.9 million are included in IT service contracts and have been excluded from the caption "Unconditional purchase obligations." We are currently renegotiating one of our information technology service contracts and expect to significantly reduce our future contractual obligation. This service contract represents $382 million of total information technology service contracts as of December 31, 2004.

(b) We own 50% of a small refrigeration company and are contingently obligated to purchase the remaining 50% no later than 2014. Our purchase commitment can be accelerated under certain circumstances. The purchase price will be determined based upon the profitability of the company but cannot be less than $5 million, which amount is included in the table.

(c) We and another company participate in a manufacturing joint venture, Scroll Technologies (Scroll). We have guaranteed our share of the indebtedness of Scroll. In the event Scroll would default on its debt obligation, we are required to assume 50% of Scroll's outstanding debt.

We have postretirement and postemployment benefit obligations to certain employees and former employees. We are obligated to make contributions to our pension plans and postretirement health and life insurance plans. We are unable to determine the amount of plan contributions due to the inherent uncertainties of obligations of this type, including timing, interest rate charges, investment performance and amounts of benefit payments. Consequently, contributions are not included in the contractual obligations table above. We expect to contribute $19.3 million to postretirement and postemployment plans in 2005. These plans and our estimates of future contributions and benefit payments are more fully described in Note 12 of Item 8. Financial Statements and Supplementary Data.

As of December 31, 2004, our accrued postretirement and postemployment obligations were $245.5 million. In determining these obligations we make a number of estimates such as discount rate, rate of compensation increase, expected return on plan assets, and rate of increasing health care costs. Changes in our assumptions could have a significant impact on our financial position, results of operations, and liquidity. A one-percentage point change in the discount rate would impact postretirement and postemployment benefit expense by approximately $8.2 million, and impact postretirement and postemployment benefit obligation by approximately $112.3 million. A one-percentage point change in the estimated rate of return on plan assets would impact postretirement and postemployment benefit expense by approximately $4.8 million. A one-percentage point increase in assumed health care cost trend rates would have increased our expense in 2004 $1.3 million and increased our postretirement benefit obligations $20.5 million.

Working Capital

(in thousands)	2004	2003	Dollar Change	Percent Change
Current assets:				
Cash and cash equivalents	$ 42,881	$ 49,650	$ (6,769)	(13.6)%
Receivables, net	804,141	662,525	141,616	21.4%
Inventories	615,131	512,714	102,417	20.0%
Prepayments and other current assets	144,489	137,342	7,147	5.2%
Total current assets	$1,606,642	$1,362,231	$ 244,411	17.9%
Current liabilities:				
Notes payable and current portion of long-term debt	$ 19,539	$ 30,755	$ (11,216)	(36.5)%
Accounts payable and accrued expenses	1,144,464	932,266	212,198	22.8%
Income taxes	40,829	45,035	(4,206)	(9.3)%
Total current liabilities	1,204,832	1,008,056	196,776	19.5%
Working capital	$ 401,810	$ 354,175	$ 47,635	13.4%

During 2004, the Euro and other European currencies appreciated significantly against the U.S. dollar. The impact of the net strengthening of foreign currencies on working capital is quantified within the respective captions below where significant.

Receivables

Receivables increased due to the overall increase in sales, foreign currency translation ($32.3 million), and mix of international sales with longer payment terms, partially offset by initiatives to improve cash collections. Average days sales outstanding remained at 50 days due to the offsetting effects of increased sales and cash collection initiatives.

Inventories

The rise in inventory levels was due to increased production to support current backlog in Global Applied, increased steel and copper commodity costs, foreign currency translation ($18.1 million), and strategies to manage business and component cost risk. We attempt to reduce the business risk related to inefficient IT implementations by increasing finished goods inventory prior to implementation. At the end of the third quarter, UPG manufactured additional finished goods inventory in order to meet demand in the event the implementation of the IT system caused production slow-downs. In addition, we partially mitigated the impact of expected higher component costs by purchasing additional components prior to the effective date of announced vendor price increases. In the fourth quarter of 2004, Bristol purchased additional motors to reduce the impact of vendor price increases that went into effect on January 1, 2005. Inventory turns decreased to 6.3 from 6.5 due to the aforementioned factors.

Prepayments and Other Current Assets

Prepayments and other current assets increased mainly due to appreciation in our foreign currency forward and commodity swap contracts ($10.2 million) and short term deferred income taxes ($5.8 million) partially offset by reduced prepaid insurance ($13.7 million). The fair value of our foreign currency forward and commodity swap contracts increased due to changes in foreign currency and commodity market prices. Our financial instruments are more fully described in Note 11 of Item 8. Financial Statements and Supplementary Data. Our deferred taxes are more fully described in Note 14 of Item 8. Financial Statements and Supplementary Data.

Accounts Payable and Accrued Expenses

The increase is due to foreign currency translation ($40.1 million); higher trade payables related to higher inventory levels; increased variable accrued expenses resulting from sales growth; and the current portion of the accrual for the UPG furnace and inspection remediation program. These increases were partially offset by a net decrease in restructuring accruals ($14.9 million). Restructuring accruals were the direct result of the 2004 and 2003 restructuring initiatives. Remaining accruals are expected to be utilized in 2005. Other payables and accruals increased due to increases in IT infrastructure spending and freight costs.

Cash Flows

Our operating cash flows funded our liquidity and capital resource needs in 2004, 2003 and 2002. We expect 2005 operating cash flows to be slightly higher than 2004. Seasonal working capital needs of approximately $100 million in the first half of 2005 are expected to be satisfied by a combination of uncommitted credit lines and committed bank lines of credit from our $400 million Five Year Credit Agreement. Positive net cash flow will be first applied to pay down committed lines of credit to ensure maximum availability of committed sources of capital.

Operating Activities

We generated $128.9 million of cash from operating activities in 2004. Net cash flows of $21.7 million were consumed from the change in assets and liabilities net of effects from acquisitions and divestitures. Remaining cash flows of $150.6 million were generated from our results of operations. Operating cash flows were utilized to fund our investing and financing activities.

We have consumed cash flows from the change in assets and liabilities net of effects from acquisitions and divestitures of $21.7 million in 2004, and generated $41.3 million, and $76.4 million, in 2003 and 2002, respectively. Our use of cash in 2004 reflects working capital increases, as discussed above. These increases in working capital were primarily in receivables and inventory, offset partially by increases in accounts payable and accrued expenses. In 2005, we do not expect to generate cash flows from reductions in working capital due to continued increases in raw material and component costs and the continued growth of our business.

Investing Activities

Cash used in investing activities of $80.1 million was mainly comprised of capital expenditures of $82.7 million for IT systems and replacement of manufacturing equipment. Capital expenditures are expected to be $95 million in 2005, an increase of $12.3 million mainly due to increased investment in manufacturing equipment to produce 13 SEER unitary products.

Financing Activities

Cash used in financing activities of $56 million included $46.4 million of net debt payments and $33.2 million of common stock dividend payments partially offset by proceeds from issuance of common stock of $23.6 million. Net debt payments are consistent with our stated goals to reduce debt obligations. We do not anticipate the issuance of additional senior notes or purchase of our common stock during 2005. We paid annual cash dividends of $0.80 per share in 2004 and $0.60 per share in 2003 and 2002. We currently expect 2005 dividends to be consistent with 2004. Proceeds from issuance of common stock represents cash received from employee stock purchases and exercise of stock options under our employee stock plans. Employee stock plans include the 1992 Employee Stock Purchase Plan (ESPP), as amended, the 2002 Omnibus Stock Plan (2002 Plan), and the Amended and Restated 1992 Omnibus Stock Plan (1992 Plan). The ESPP authorizes employees to purchase up to 3 million shares of our common stock, inclusive of 0.5 million shares authorized by the stockholders in May 2004. The 2002 Plan was approved by shareholders in May 2002 and authorized the issuance of up to 3.8 million shares of our common stock as stock option or restricted stock awards. As of December 31, 2004, 0.4 million and 1.9 million shares remained available for purchase or grant under the ESPP and 2002 Plan, respectively. The 1992 Plan, which authorized the issuance of up to 8.4 million shares, expired in August 2002 and the remaining shares of 0.9 million were cancelled.

Our financing activities have used cash of $56 million, $114.8 million, and $133.2 million in 2004, 2003, and 2002, respectively. The declining trend is mainly attributable to the changes in working capital discussed above. As our business grows and we make additional investments, less cash is used by financing activities.

Borrowings and Availability

Total indebtedness was $565 million as of December 31, 2004, primarily consisting of $500 million of senior notes and $31.8 million outstanding under domestic bank lines. The senior notes mature at dates ranging from 2006 to 2012 and carry fixed rates ranging from 5.8% to 6.7% ($200 million of which was swapped to floating rates).

The following table summarizes the terms of our lines of credit:

	Limit		Availability (a)				
(in thousands)	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003	Expires	Borrowing Rate (b)	Annual Fee
Five Year Credit Agreement	$ 400,000	$ 400,000	$ 400,000	$ 400,000	May 29, 2006	LIBOR + 1.175%	0.2%
364-Day Credit Agreement (c)	200,000	200,000	200,000	200,000	March 11, 2006	LIBOR + 0.85%	0.15%
Domestic bank lines	160,000	135,000	128,150	110,000	Uncom-mitted	Various	—
Non-U.S. bank credit facilities	443,247	355,246	295,544	246,298	Uncom-mitted	Various	—

(a) Availability is reduced for outstanding borrowings and bank guarantee and letters of credit usage.

(b) The one-month LIBOR (London Interbank Offering Rate) rate was 2.38% and 1.10% as of December 31, 2004 and December 31, 2003, respectively.

(c) We renewed our 364-Day Credit Agreement in March 2005.

We expect to renew the Five Year Credit Agreement prior to expiration. If we are unable to renew or replace the agreement, any amounts outstanding, including amounts outstanding under domestic bank lines, will be reported in current liabilities in our consolidated balance sheet and reduce our working capital.

The Five Year Credit Agreement and 364-Day Credit Agreement (collectively, the Agreements) contain financial covenants requiring us to maintain certain financial ratios and standard provisions limiting leverage and liens. We were in compliance with these financial covenants as of December 31, 2004 and 2003. We have access to bank lines of credit and have the ability to borrow under the Agreements as long as we continue to meet the financial covenants or until expiration of these arrangements. The primary financial covenants are the earnings before interest, taxes, depreciation, and amortization (EBITDA) interest coverage and the debt to capital ratio, as defined under the Agreements. As of December 31, 2004, our EBITDA interest coverage was 5.16 times, exceeding the minimum requirement of 3.5 times. As of December 31, 2004, our debt to capital ratio, as defined in the Agreements, was 39%, below the maximum allowed of 50%.

We also maintain an annually renewable revolving facility under which we sell certain trade receivables. (See Off-Balance Sheet Arrangements section below.)

OFF-BALANCE SHEET ARRANGEMENTS

Our off-balance sheet arrangements are comprised of a trade receivable revolving facility and operating leases.

Trade Receivable Revolving Facility

Pursuant to the terms of an annually renewable revolving facility, we sell certain of our trade receivables to a wholly-owned consolidated subsidiary, York Receivables Funding LLC (YRFLLC). In turn, YRFLLC sells, on a revolving basis, undivided ownership interests in the purchased trade receivables to bank administered asset-backed commercial paper vehicles. In May 2004, we amended the facility, increasing the availability from $150 million to $200 million. We continue to service sold trade receivables. No servicing asset or liability has been recognized as our cost to service sold trade receivables approximates the servicing income.

In accordance with the facility, YRFLLC has sold $135 million and $150 million of undivided interests in trade receivables as of December 31, 2004 and 2003, respectively, resulting in a reduction of receivables reflected in our consolidated balance sheets. The discount rate on trade receivables sold was 2.38% and 1.12% as of December 31, 2004 and 2003, respectively. The program fee on trade receivables sold was 0.40% and 0.50% as of December 31, 2004 and 2003, respectively.

The bank-administered commercial paper vehicles that purchase the YRFLLC trade receivables provide a lower cost of funds than the committed credit lines. We expect to renew the revolving facility at a level equal to or greater than $200 million.

The trade receivable balances reflect the seasonal nature of the business segments in which we are a competitor. Receivable balances reach a peak in the second quarter then continue to decline until the end of the first quarter. On a seasonal basis the total receivable balance has trended downward for the past two years and as a result we have reduced the amount outstanding accordingly. We believe the trade receivable program is an effective source of financing at current competitive rates. While we do not anticipate making major changes to this agreement, we do not believe any changes would have a significant impact on our liquidity.

Operating Leases

Operating leases provide us with the flexibility to use property, plant and equipment without assuming ownership and related debt. Operating leases reduce our risk associated with disposal and residual fair value of property, plant and equipment at the end of the lease. Our contractual obligations under operating leases are included in the summary of contractual obligations in the "Liquidity and Capital Resources" section above.

OUTLOOK

Overall, we expect 2005 revenues and net income to exceed 2004 results without considering the effects of new accounting standards. We anticipate 2005 net income to improve in dollars and as a percent of net sales. We expect increased revenue in our service business (services, parts and replacement equipment) within Global Applied; modest growth in Asia, Americas, and UPG; and stability at Bristol partially offset by an overall decline in EMEA equipment revenue. Our expectations are challenged by the continual rise in commodity costs, principally steel and copper. We have announced general selling price increases that we expect will mitigate the expected rise in raw material and component costs. We expect incremental raw material and component cost increases in 2005 of $100 million above 2004 levels, without considering realization of selling price increases. Our pricing actions are expected to fully offset expected rising commodity costs.

Global Applied

We have positioned our service business for further growth as a result of our large installed base, service capabilities and our focus on multi-site commercial service arrangements. Our service business sales are expected to grow 10% or more in 2005 as we leverage our service business model. Inefficiencies resulting from the deployment of YORKConnect are expected to continue to negatively impact income from operations in the first half of 2005 on a year over year basis. We believe the benefits of YORKConnect will be realized starting in 2006.

We expect continued growth and market share gain in the middle market product lines. Americas is expected to continue benefiting from new air handling and chiller products introduced in 2004 and strength in Latin American economies. Pricing for large commercial equipment in the United States is expected to remain consistent with 2004 levels based upon current backlog and slightly higher new orders. Anticipated Asia growth is mainly the result of the growing Chinese economy. China's economic and commercial construction expansion continues to drive demand for large commercial equipment and, as a result, our sales growth rate in China is expected to be twice the growth rate of the Chinese economy again in 2005. Large commercial equipment sales are expected to be robust in the Middle East as substantial investments are being made in the region. European commercial equipment markets declined in 2003 and 2004 and are expected to continue to decline in 2005 due to general economic conditions. We expect pricing pressures in EMEA and China.

Unitary Products Group

UPG growth is expected from continued strength in the U.S. light commercial and residential markets and replacement markets demand for our recently introduced products. Residential construction and replacement activity was strong in 2004 and we expect our residential sales to be in line with market expectations in 2005.

Bristol

Bristol revenue is expected to remain at 2004 levels as sales of the new "Benchmark" compressor begin to replace older compressor technologies. The expectation is that Bristol will ship fewer compressors to international OEMs, but price increases will offset this revenue reduction.

Information Technology Projects

We expect investments in business applications and global IT infrastructure to remain consistent with 2004. These investments will leverage our cost structure, achieve operational efficiencies, and enhance supply chain capabilities. These investments are necessary to standardize global processes and enable future growth.

Financing Costs and Income Taxes

We expect higher net interest expense due to rising average borrowing rates. Our tax rate is expected to be 27% for 2005 based upon current estimated income levels and employed tax strategies. Our tax rate does not include the effects, if any, from the special one-time dividends received deduction on the repatriation of certain foreign earnings as allowed by the American Jobs Creation Act of 2004.

Cash Flow

We anticipate positive cash flow of approximately $55 million in 2005 before dividends, acquisitions, divestitures, and net debt payments. We expect capital expenditures to be approximately $95 million and depreciation and amortization expense of approximately $79 million. The higher level of capital spending is directly related to manufacturing equipment to produce 13 SEER unitary products. In addition, we currently anticipate paying annual dividends of approximately $34 million in 2005 consistent with 2004.

Other

As a result of the appreciation of our common stock price, we expect an increase in our average shares outstanding in 2005 due to the dilutive impact of stock options.

INFLATION

We believe inflation, other than rising raw material costs, has not had a significant impact on our consolidated results of operations for the periods presented. We were able to substantially offset the effect of inflation through our cost reduction programs implemented in 2003. We do not anticipate inflation having a significant impact on our future consolidated results of operations. However, as we enter 2005, steel and copper prices continue to increase, and represent an inflationary risk. See discussion on commodity price risk in the Market Risk section (Item 7a. Quantitative and Qualitative Disclosure About Market Risk).

CYCLICALITY

We are exposed to cyclicality, particularly as it relates to new construction. Generally, Global Applied is impacted by changes in commercial construction, while UPG and Bristol are impacted by residential construction. Exposure to cyclicality is partially mitigated by our emphasis on the service, repair, and replacement market. As the installed base of HVAC&R equipment has grown and aged, we derive a significant portion of our revenue from the service, repair, and replacement market. In 2004, 2003, and 2002 on a worldwide basis, service, repair, and replacement end-use application sales accounted for an estimated 44%, 48%, and 46%, respectively, of our net sales, while new construction revenue accounted for the remainder.

SEASONALITY

Sales of UPG equipment historically have been seasonal. Demand for residential air conditioning equipment in the new construction and replacement market varies according to the season, with increased demand generally in the summer months. Demand in the residential replacement market generally peaks in early summer for air conditioners and in the fall for furnaces. Similarly, demand for hermetic compressors in the original equipment market generally increases from January through July as manufacturers increase production to meet anticipated seasonal demand. Requirements for service and repair parts for HVAC products and the refrigeration contracting business also increase during summer months. The overall effect of seasonality is partially mitigated by sales of our Global Applied equipment, for which demand is less seasonal.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Preparation of our consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires us to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Many of the estimates require us to make significant judgments and assumptions. Actual results could differ from our estimates and could have a significant impact to our consolidated results of operations, financial position, and cash flows. We consider the estimates used to account for warranty, postretirement and postemployment benefits, income taxes, and the impairment of long-lived assets and goodwill our most significant judgments.

We base many of our assumptions on our historical experience, recent trends, internal budgets, and forecasts. We develop our budgets and forecasts based upon current and historical operating performance, expected industry and market trends, and expected overall economic conditions. Our assumptions about future experience, cash flows, and profitability require significant judgment since actual results have fluctuated in the past and are expected to continue to do so.

Warranty

We sell equipment with standard and extended warranties. Warranties include extended warranty contracts sold to customers to increase the warranty period beyond the standard period. Our warranty policies require us to estimate warranty costs. Generally, estimated warranty costs are calculated as the ratio of historical warranty costs to historical actual sales from the most recent five fiscal years. When no warranty history is available for new or reengineered products, estimated warranty costs are based upon the warranty history of similar products. We estimate warranty costs for any known defects separately (see Note 1 of Item 8. Financial Statements and Supplementary Data regarding the UPG furnace inspection and remediation program). Warranty costs include the cost of labor and parts to repair equipment under warranty. Differences between our estimates and actual cost of labor or parts, frequency of repairs, or defects could have a significant impact to our consolidated results of operations, financial position, and cash flows.

Postretirement and Postemployment Benefits

We provide postretirement and postemployment benefits to certain of our employees and former employees. Our postretirement and postemployment benefit plans provide pension, salary continuance, severance, life insurance, and health care. The actual amounts of benefits we pay are ultimately based upon each employee's years of service, total amount of compensation during employment, and medical services provided. We fund most of our pension plans by contributing assets to a trust that invests those assets in various stocks, bonds, and other investments. We accrue estimated postretirement and postemployment benefits over the period of service or at the date of the event triggering benefits.

When calculating our projected postretirement and postemployment liabilities, we must make a number of estimates such as discount rate, rate of compensation increase, expected return on plan assets, and rate of increasing health care costs (see Note 12 of Item 8. Financial Statements and Supplementary Data regarding our calculation of our projected postretirement and postemployment liabilities). Our estimates are based upon prevailing interest rates and current market conditions, as well as, health care cost and compensation trends. Differences between our estimates of future investment returns and actual returns could have a significant effect on future expense and funding requirements. Similarly, differences between our calculations of future benefits and actual benefits could also have a significant impact to our consolidated results of operations, financial position, and cash flows.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) became law. The Act provides for prescription drug benefits to retirees and federal subsidies to sponsors of certain retiree health-care plans (see Note 12 of Item 8. Financial Statements and Supplementary Data regarding the effects of these subsidies in our postretirement and postemployment benefits).

Income Taxes

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance to the amount that more likely than not will be realized.

We assess the recoverability of deferred tax assets based upon our estimated future taxable income and our tax strategies. Our estimated future taxable income is based upon our internal budgets and forecasts. Differences between our estimates and actual taxable income could have a significant impact to our consolidated results of operations and financial position.

We also recognize a liability for expected tax contingencies. We assess the liability based on our review of various tax issues and internal and external interpretations of tax law. Differences between our estimates and actual future tax payments could have a significant impact to our consolidated results of operations, financial position, and cash flows.

Our income tax provision is impacted by several factors, including, but not limited to, the geographical distribution of our pre-tax income, the extent to which tax holidays may apply, changes in tax legislation in the various jurisdictions where we operate, and estimates of future results and their impact on the recoverability of deferred tax assets.

Impairment of Long-Lived Assets and Goodwill

We review long-lived assets and certain identifiable intangibles to be held and used for impairment whenever events or changes in circumstances indicate that the recoverability of the carrying amount of an asset or asset group should be assessed. We assess the carrying amount of the asset or asset group by comparing the carrying amount to our estimate of future cash inflows, net of outflows. If the estimated net cash inflows are less than the asset carrying amount, the asset is written down to fair value. Fair value is based upon quoted market prices, if available. When quoted market prices are not available, we estimate fair value based upon the selling prices of similar assets or valuation techniques. We must estimate the net future cash inflows to assess the recoverability of an asset or asset group, and its fair value. Our estimates are based upon our internal budgets and forecasts. A change in the utilization of our assets or a decision to exit certain product lines or manufacturing locations could impact our estimates of future cash flows. A decrease in estimated future cash flows could reduce the fair values of long-lived assets, increasing the likelihood of impairment, which could have a significant impact to our consolidated results of operations and financial position.

We are required to test goodwill for impairment at least annually or between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a segment below its carrying amount. We identify potential goodwill impairment by comparing the fair value of a segment with its carrying amount, including goodwill. If the fair value of a segment exceeds its carrying amount, goodwill of the segment is not considered impaired. If the carrying amount of a segment exceeds its fair value, the amount of goodwill impairment loss, if any, must be measured. We measure the amount of goodwill impairment loss by comparing the implied fair value of segment goodwill with the carrying amount of that goodwill. If the carrying amount of the segment goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized as an operating expense.

A goodwill impairment test requires us to estimate the fair value of our segments. We estimate reporting unit fair value using a discounted cash flow and market-multiple approach. In estimating future cash flows, we use our internal budgets and forecasts.

In the second quarter of 2002, we completed the transitional goodwill impairment test. As required, the transitional goodwill impairment test was performed as of January 1, 2002. The transitional goodwill impairment test resulted in an impairment charge in our former YRG reporting unit. The projected financial performance of YRG, which includes the entities acquired in the Sabroe acquisition, was insufficient to support the related goodwill as of January 1, 2002.

We completed our annual goodwill impairment test in the fourth quarter of 2004. Our 2004 annual goodwill impairment test indicated that the estimated fair values of our segments exceeded carrying amounts. As a result, no goodwill impairment was recognized. A decrease in estimated future cash flows or profitability would reduce the fair values of our segments and increase the likelihood of goodwill impairment which could have a significant impact to our consolidated results of operations and financial position.

Management has discussed the development and selection of critical accounting policies with the audit committee of our board of directors, and the audit committee has reviewed this disclosure.

NEW AND PROPOSED ACCOUNTING STANDARDS

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Act) became law. The Act provides for prescription drug benefits to retirees and federal subsidies to sponsors of certain retiree health-care plans. In May 2004, the Financial Accounting Standards Board (FASB) issued Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (FSP 106-2), effective for the first interim or annual period beginning after June 15, 2004. We have determined that certain of our postretirement benefit plans providing prescription drug benefits are actuarially equivalent to Medicare Part D and have elected to recognize the effects of the Act by implementing the provisions of FSP 106-2 retroactively as of January 1, 2004. We have reduced our accumulated postretirement benefit obligation (APBO) for the effect of the subsidy related to benefits attributed to past service by $7.8 million. This is reflected as a decrease in unrecognized net actuarial losses and will be amortized over current and future periods. In addition, the subsidy will reduce interest costs on the APBO. The total effect of the subsidy on the measurement of net periodic benefit cost for 2004 was $1.3 million, consisting of lower amortization of actuarial losses of $0.8 million and lower interest costs of $0.5 million.

In October 2004, the American Jobs Creation Act of 2004 became law. The act provides tax relief to U.S. domestic manufacturers by providing a tax deduction up to nine percent (when fully phased-in) of the lesser of (a) "qualified production activities income," as defined in the act, or (b) taxable income after the deduction of the utilization of net operating loss carryforwards. In December 2004, the FASB issued Staff Position No. FAS 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," effective upon issuance. The standard provides guidance that the deduction should be accounted for as a special deduction in accordance with SFAS No. 109. We believe the impact of adoption will be immaterial to our consolidated financial statements.

In addition to the tax deduction provided by the American Jobs Creation Act of 2004, the act also allows a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer. In December 2004, the FASB issued Staff Position No. FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." The staff position allows companies time beyond the financial reporting period of enactment to evaluate the effect of the act on its plan for reinvestment or repatriation of foreign earnings and requires disclosures for reasons why a company has not completed its evaluation of the repatriation provision for purposes of applying SFAS No. 109 (see Note 14 of Item 8. Financial Statements and Supplementary Data regarding our evaluation of the effect of the act).

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs." This standard amends the guidance in Accounting Research Bulletin No. 43, and requires the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material to be treated as current-period charges. In addition, the standard requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The standard is effective for inventory costs incurred beginning July 1, 2005. This standard is not expected to materially impact our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment." This standard addresses the accounting for share-based compensation in which we exchange employee services for (a) our equity instruments or (b) liabilities that are based on the fair value of our equity instruments or that may be settled by the issuance of our equity instruments. Under the standard, we will recognize compensation cost for share-based compensation issued to or purchased by employees under our stock-based compensation plans using a fair-value-based method effective July 1, 2005. The impact the standard will have on our consolidated financial statements is not known at this time; however, it may reduce net income and earnings per share similar to the amounts disclosed in Note 1 of Item 8. Financial Statements and Supplementary Data.

FORWARD-LOOKING INFORMATION – RISK FACTORS

This document contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These forward-looking statements are intended to provide management's current expectations or plans for the future operating and financial performance based on assumptions currently believed to be valid.

To the extent we have made "forward-looking statements," certain risk factors could cause actual results to differ materially from those anticipated in such forward-looking statements including, but not limited to:

- Changes in competition within specific markets or geographies
- Introduction of new competitive products
- Changes in government regulation including, but not limited to, environmental, tax laws, and economic policy
- Legal actions, including pending and unasserted claims
- Loss of patented technology
- Events that create a negative image for our trademarks
- Work stoppages

- Price and availability of raw materials, components, and energy
- Realization of benefits from our cost reduction initiatives
- Changes in individual country or regional economies, including but not limited to, Latin America, Middle East, and China
- Acts of war or terrorism
- Changes in commercial and residential construction markets
- Significant changes in customer orders
- Significant product defects or failures
- Failure to successfully implement IT systems
- Unfavorable outcome of our UPG furnace inspection and remediation program including, but not limited to, significant changes in assumptions used to estimate our repair costs
- Changes in tax legislation in jurisdictions where we have significant operations

Unseasonably cool weather in various parts of the world could adversely affect our Global Applied air conditioning businesses and, similarly, unseasonably cool weather in the U.S. could impact our UPG and Bristol compressor business. Bristol and UPG are also impacted by the successful development, introduction, and customer acceptance of new products. The Global Applied air conditioning business could also be affected by a further slowdown in the large chiller market and by the acceptance of new product introductions. Global Applied could be negatively impacted by reductions in commercial construction and the establishment of new entrants into the applied systems China market impacting our ability to continue to grow at current levels. Our ability to effectively implement price increases to offset higher costs is dependent on market conditions and the competitive environment. The financial position and financial results of our foreign locations could be negatively impacted by the translation effect of currency fluctuations and by political changes including nationalization or expropriation of assets. In addition, our overall performance could be affected by declining worldwide economic conditions or slowdowns resulting from world events.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

MARKET RISK

We are exposed to market risk associated with changes in foreign currency exchange rates, certain commodity prices, and interest rates.

We do not typically hedge our market risk exposures beyond three years and do not anticipate any material changes in our primary market risk exposures in 2005. We do not hold or issue derivative instruments for trading purposes.

We mitigate the risk that the counter-party to currency, commodity, and interest rate financial instruments will fail to perform by only entering into financial instruments with major international financial institutions. Financial instruments are more fully discussed in Note 11 of Item 8. Financial Statements and Supplementary Data.

Currency Rate Risk

We have manufacturing facilities in eight foreign countries and our products are sold in over 125 countries throughout the world. As a result, we are exposed to movements in various currencies against the U.S. dollar and against the currencies in which we manufacture. The major foreign currencies in which foreign currency risks exist are the Euro, Danish Krone, British Pound Sterling, Chinese Renminbi, Hong Kong Dollar, Canadian Dollar, Mexican Peso, and Brazilian Real.

Based on a sensitivity analysis of our estimated 2005 foreign exchange currency exposures, a uniform 10% strengthening of the value of the U.S. dollar against these foreign exchange currency exposures is estimated to result in a $13.8 million reduction in 2005 forecasted income from operations when translated from functional currencies. In addition to its direct effect, changes in foreign currency exchange rates will also potentially affect future sales volumes, foreign currency sales prices, and hedging strategies. The sensitivity analysis described above does not reflect these potential changes.

We manage our foreign currency risks by hedging our foreign currency exposure with foreign currency forward contracts and purchased option contracts. Through our foreign currency hedging activities, we seek to minimize the risk that cash flows resulting from the sale of products manufactured in a currency different from the currency used by the selling subsidiary will be affected by changes in foreign currency exchange rates. We do not, however, hedge foreign exposures that are considered immaterial or in highly correlated currencies. Foreign currency derivative instruments (forward contracts) are matched to the underlying foreign currency exposures and are executed to minimize foreign exchange transaction costs.

The functional currency for the majority of our foreign operations is the applicable local currency. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are included in currency translation adjustments in accumulated other comprehensive losses. We issued Danish Kroner denominated, retail notes as a hedge to protect the value of a portion of our net investment in a Danish subsidiary. The notes were repaid in full in 2004. The gains and losses on a foreign denominated debt instrument designated as a hedge of a net investment are recorded in accumulated other comprehensive losses; therefore, the gains and losses of the Danish Kroner denominated retail notes offset a portion of the change in net assets of our investment in a Danish subsidiary. We redeemed the 250 million Danish Kroner denominated retail notes in October 2004. Based on a sensitivity analysis of our December 31, 2004 foreign functional currency balance sheets, a uniform 10% strengthening of the value of the U.S. dollar would increase other comprehensive losses by $54.8 million.

Commodity Price Risk

We purchase raw material commodities and are at risk for fluctuations in the market price of those commodities. In connection with the purchase of major commodities, principally copper for manufacturing requirements, we enter into commodity swap contracts to effectively fix our cost of the commodity. These contracts require each settlement between us and our counter-party to coincide with cash market purchases of the actual commodity.

Interest Rate Risk

We manage our interest rate risk by entering into both fixed and variable rate debt at the lowest possible costs. Short-term borrowings, typically bank loans, are entered into and renewed in the ordinary course of business and have maturity dates that support seasonal working capital needs. Our non-U.S. subsidiaries maintain bank credit facilities for borrowings in their functional currency. In addition, we enter into interest rate swap contracts in order to achieve a balanced mix of fixed and variable rate indebtedness.

The following table provides information, as of December 31, 2004, concerning our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by contractual maturity dates. For interest rate swaps, the table presents notional principal amounts and weighted average interest rates by contractual maturity dates.

Notional amounts are used to calculate the contractual payments to be exchanged under the interest rate swaps. Weighted average variable rates are generally based on LIBOR as of the reset dates. The cash flows of these instruments are denominated in a variety of currencies. The information is presented in U.S. dollar equivalents.

Principal Payments and Interest Rate Detail by Contractual Maturity Dates

(in thousands)	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value (Assets)/ Liabilities
Short-term debt								
Variable rate (U.S. dollars)	$ 425	$ —	$ —	$ —	$ —	$ —	$ 425	$ 425
Average interest rate	2.89%	—	—	—	—	—		
Variable rate (other currencies)	$ 15,786	$ —	$ —	$ —	$ —	$ —	$ 15,786	$ 15,786
Average interest rate	5.41%	—	—	—	—	—		
Long-term debt								
Fixed rate (U.S. dollars)	$ 2,145	$ 204,945	$ 280	$ 200,298	$ —	$ 104,043	$ 511,711	$ 537,921
Average interest rate	2.36%	6.63%	6.36%	6.70%	—	5.80%		
Fixed rate (other currencies)	$ 1,175	$ 1,253	$ 332	$ 191	$ 188	$ 1,883	$ 5,022	$ 5,022
Average interest rate	6.80%	7.43%	7.80%	7.12%	7.12%	6.94%		
Variable rate (U.S. dollars)	$ 8	$ 31,952	$ 103	$ —	$ —	$ —	$ 32,063	$ 32,063
Average interest rate (a)	5.25%	1.59%	5.25%	—	—	—		
Interest Rate Derivatives								
Fixed to variable rate interest rate swaps (U.S. dollars)	$ —	$ 100,000	$ —	$ —	$ —	$ 100,000	$ 200,000	$ (8,725)
Average pay rate (b)	—	—	—	—	—	—		
Average receive rate	—	6.63%	—	—	—	5.80%		

(a) Variable rate specified is based upon LIBOR plus the specified margin over LIBOR.
(b) The average pay rate is based upon the 6-month LIBOR rate and is reset biannually. The applicable LIBOR rate was 2.2% as of December 31, 2004.

Item 8. Financial Statements and Supplementary Data

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rules 13a – 15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).* Based on our evaluation under that framework we concluded our internal control over financial reporting, as of December 31, 2004, was effective. KPMG LLP, an independent registered public accounting firm, has issued an attestation report, included herein, on our assessment of the effectiveness of our internal control over financial reporting, as of December 31, 2004.

York International Corporation

March 14, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
York International Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting that York International Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).* York International Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that York International Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).* Also, in our opinion, York International Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of York International Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive income (loss), cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 2004, and our report dated March 14, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Harrisburg, Pennsylvania
March 14, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
York International Corporation:

We have audited the accompanying consolidated balance sheets of York International Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive income (loss), cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of York International Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of York International Corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)*, and our report dated March 14, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for variable interest entities in 2003 and its method of accounting for goodwill and other intangible assets in 2002.

KPMG LLP

Harrisburg, Pennsylvania

March 14, 2005

Consolidated Balance Sheets

(in thousands, except per share data)	December 31, 2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 42,881	$ 49,650
Receivables, net	804,141	662,525
Inventories:		
Raw material	167,089	138,108
Work in progress	143,799	135,544
Finished goods	304,243	239,062
Total inventories	615,131	512,714
Prepayments and other current assets	144,489	137,342
Total current assets	1,606,642	1,362,231
Deferred income taxes	152,259	133,298
Investments in affiliates	35,725	28,200
Property, plant, and equipment, net	556,629	541,118
Goodwill	542,851	529,182
Intangibles, net	39,357	36,744
Deferred charges and other assets	76,952	99,050
Total assets	$ 3,010,415	$ 2,729,823
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Notes payable and current portion of long-term debt	$ 19,539	$ 30,755
Accounts payable and accrued expenses	1,144,464	932,266
Income taxes	40,829	45,035
Total current liabilities	1,204,832	1,008,056
Long-term warranties	49,379	46,888
Long-term debt	545,468	582,027
Postretirement and postemployment benefits	226,213	233,841
Other long-term liabilities	105,660	82,611
Total liabilities	2,131,552	1,953,423
Commitments and contingencies		
Stockholders' equity:		
Common stock $.005 par value; 200,000 shares authorized; issued 46,666 shares in 2004 and 46,248 shares in 2003	233	231
Additional paid-in capital	743,790	732,339
Retained earnings	347,609	299,195
Accumulated other comprehensive losses	(25,902)	(51,597)
Treasury stock, at cost; 4,895 shares in 2004 and 5,420 shares in 2003	(179,943)	(200,856)
Unearned compensation	(6,924)	(2,912)
Total stockholders' equity	878,863	776,400
Total liabilities and stockholders' equity	$ 3,010,415	$ 2,729,823

The accompanying notes are an integral part of these statements.

Consolidated Statements of Operations

(in thousands, except per share data)	Years Ended December 31, 2004	2003	2002
Net sales:			
Products	$4,040,756	$3,648,386	$3,459,038
Services	469,387	427,668	384,335
Net sales	4,510,143	4,076,054	3,843,373
Cost of goods sold:			
Products	(3,286,427)	(2,942,720)	(2,793,895)
Services	(392,899)	(350,084)	(321,726)
Cost of goods sold	(3,679,326)	(3,292,804)	(3,115,621)
Gross profit	830,817	783,250	727,752
Selling, general, and administrative expenses	(701,629)	(636,179)	(566,348)
Restructuring and other charges, net	(1,007)	(91,395)	111
Gain (loss) on divestiture	—	345	(10,319)
Income from operations	128,181	56,021	151,196
Interest expense, net	(41,773)	(47,535)	(48,485)
Equity in earnings of affiliates	8,569	5,582	4,180
Income before taxes and cumulative effect of changes in accounting principles	94,977	14,068	106,891
Provision for income taxes	(13,398)	(2,653)	(25,715)
Income before cumulative effect of changes in accounting principles	81,579	11,415	81,176
Cumulative effect of changes in accounting principles, net of tax of $10,686 in 2003 and $0 in 2002	—	(15,413)	(179,436)
Net income (loss)	$ 81,579	$ (3,998)	$ (98,260)
Basic earnings (loss) per share:			
Income before cumulative effect of changes in accounting principles	$ 1.99	$ 0.29	$ 2.06
Cumulative effect of changes in accounting principles	—	(0.39)	(4.56)
Net income (loss)	1.99	(0.10)	(2.50)
Diluted earnings (loss) per share:			
Income before cumulative effect of changes in accounting principles	1.96	0.28	2.04
Cumulative effect of changes in accounting principles	—	(0.38)	(4.51)
Net income (loss)	$ 1.96	$ (0.10)	$ (2.47)
Weighted average common shares and common equivalents outstanding:			
Basic	41,072	39,684	39,351
Diluted	41,623	40,206	39,770

The accompanying notes are an integral part of these statements.

Consolidated Statements of Comprehensive Income (Loss)

(in thousands)	Years Ended December 31, 2004	2003	2002
Net income (loss)	$ 81,579	$ (3,998)	$ (98,260)
Other comprehensive income (loss):			
Foreign currency translation adjustments	34,673	85,861	71,964
Cash flow hedges:			
Reclassification adjustment, net of tax of $3,332, $(305), and $2,027 in 2004, 2003, and 2002, respectively	6,188	(567)	3,764
Net derivative (loss) income, net of tax of $(1,887), $5,589, and $93 in 2004, 2003, and 2002, respectively	(3,504)	10,379	172
Minimum pension liability adjustments, net of tax of $(4,613), $(3,002) and $(11,380) in 2004, 2003, and 2002, respectively	(11,665)	(5,035)	(21,496)
Available for sale securities, net of tax of $5, $65 and $85 in 2004, 2003, and 2002, respectively	3	109	122
Total other comprehensive income	25,695	90,747	54,526
Comprehensive income (loss)	$ 107,274	$ 86,749	$ (43,734)

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

(in thousands)	Years Ended December 31, 2004	2003	2002
Cash flows from operating activities:			
Net income (loss)	$ 81,579	$ (3,998)	$ (98,260)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Cumulative effect of changes in accounting principles	—	15,413	179,436
Depreciation and amortization of property, plant, and equipment	75,047	69,990	62,167
Amortization of deferred charges and intangibles	4,540	3,966	2,768
Provision for doubtful receivables	8,248	11,862	18,587
Effect of non-cash charges	—	55,317	1,631
(Gain) loss on divestiture	—	(345)	10,319
Deferred income taxes	(21,895)	(38,545)	(12,033)
Loss on sale of property, plant, and equipment	3,053	1,772	1,968
Other	21	(435)	(1,346)
Change in assets and liabilities net of effects from acquisitions and divestitures:			
Receivables, net	(102,172)	25,743	(23,178)
Reduction in sale of receivables	(15,000)	(5,000)	(20,000)
Inventories	(84,175)	(15,074)	39,299
Prepayments and other current assets	214	(29,878)	(2,085)
Accounts payable and accrued expenses	169,891	74,055	38,924
Income taxes	(4,176)	2,180	31,753
Other long-term assets and liabilities	13,678	(10,689)	11,700
Net cash provided by operating activities	128,853	156,334	241,650
Cash flows from investing activities:			
Purchases of and investments in other companies, net of cash acquired	(409)	(5,976)	(2,248)
Capital expenditures	(82,696)	(84,704)	(69,562)
Proceeds from divestiture, net	—	—	12,071
Proceeds from sale of property, plant, and equipment	3,036	4,104	5,696
Net cash used by investing activities	(80,069)	(86,576)	(54,043)
Cash flows from financing activities:			
Net payments on short-term debt	(11,573)	(1,577)	(3,602)
(Payments) proceeds from Danish retail notes	(42,470)	41,844	—
Net payments of commercial paper borrowings	—	—	(197,702)
Net (payments) proceeds from senior notes	—	(100,000)	99,149
Net proceeds (payments) on other long-term debt	7,628	23,432	(17,350)
Payment of sale-leaseback obligation	—	(82,397)	—
Common stock issued	23,623	27,892	10,046
Treasury stock purchases	(74)	(7)	(39)
Dividends paid	(33,165)	(23,983)	(23,653)
Net cash used by financing activities	(56,031)	(114,796)	(133,151)
Effect of exchange rate changes on cash and cash equivalents	478	1,748	(950)
Net (decrease) increase in cash and cash equivalents	(6,769)	(43,290)	53,506
Cash and cash equivalents at beginning of year	49,650	92,940	39,434
Cash and cash equivalents at end of year	$ 42,881	$ 49,650	$ 92,940
Supplemental disclosure of cash paid (received) for:			
Interest	$ 41,641	$ 49,216	$ 48,771
Income taxes	30,487	35,707	(5,513)
Non-cash investing activities, acquisitions of businesses:			
Fair value of tangible and intangible assets acquired	$ 1,886	$ 3,659	$ 4,830
Liabilities assumed (paid)	1,457	(2,317)	2,582

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

(in thousands, except per share data)	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Losses	Treasury Stock	Unearned Compensation	Total	Common Shares Issued	Common Shares Treasury
Balance, December 31, 2001	$ 228	$ 723,980	$ 449,089	$ (196,870)	$ (236,938)	$ (55)	$ 739,434	45,616	6,394
Net loss	—	—	(98,260)	—	—	—	(98,260)	—	—
Cash dividends ($.60 per share)	—	—	(23,653)	—	—	—	(23,653)	—	—
Purchase of treasury stock, at cost	—	—	—	—	(39)	—	(39)	—	1
Issuance of common stock:									
Employee stock purchase plan	1	3,803	—	—	—	—	3,804	174	—
Executive stock agreements, net	—	710	—	—	—	(710)	—	30	—
Stock options exercised and other	—	(2,144)	—	—	8,386	—	6,242	—	(226)
Tax effect of options exercised	—	682	—	—	—	—	682	—	—
Other comprehensive income	—	—	—	54,526	—	—	54,526	—	—
Amortization of unearned compensation	—	—	—	—	—	78	78	—	—
Balance, December 31, 2002	$ 229	$ 727,031	$ 327,176	$ (142,344)	$ (228,591)	$ (687)	$ 682,814	45,820	6,169
Net loss	—	—	(3,998)	—	—	—	(3,998)	—	—
Cash dividends ($.60 per share)	—	—	(23,983)	—	—	—	(23,983)	—	—
Purchase of treasury stock, at cost	—	—	—	—	(7)	—	(7)	—	—
Issuance of common stock:									
Employee stock purchase plan	2	5,727	—	—	(2)	—	5,727	264	—
Executive stock agreements, net	—	3,191	—	—	—	(3,191)	—	136	—
Stock options exercised and other	—	(5,579)	—	—	27,744	—	22,165	28	(749)
Tax effect of options exercised	—	1,969	—	—	—	—	1,969	—	—
Other comprehensive income	—	—	—	90,747	—	—	90,747	—	—
Amortization of unearned compensation	—	—	—	—	—	966	966	—	—
Balance, December 31, 2003	$ 231	$ 732,339	$ 299,195	$ (51,597)	$ (200,856)	$ (2,912)	$ 776,400	46,248	5,420
Net income	—	—	81,579	—	—	—	81,579	—	—
Cash dividends ($.80 per share)	—	—	(33,165)	—	—	—	(33,165)	—	—
Purchase of treasury stock, at cost	—	—	—	—	(74)	—	(74)	—	2
Issuance of common stock:									
Employee stock purchase plan	1	5,289	—	—	—	—	5,290	180	—
Executive stock agreements, net	1	6,762	—	—	—	(6,762)	1	208	39
Management stock purchase plan	—	1,389	—	—	—	—	1,389	—	—
Stock options exercised and other	—	(4,044)	—	—	20,987	—	16,943	30	(566)
Tax effect of options exercised	—	2,055	—	—	—	—	2,055	—	—
Other comprehensive income	—	—	—	25,695	—	—	25,695	—	—
Amortization of unearned compensation	—	—	—	—	—	2,750	2,750	—	—
Balance, December 31, 2004	$ 233	$ 743,790	$ 347,609	$ (25,902)	$ (179,943)	$ (6,924)	$ 878,863	46,666	4,895

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

York International Corporation (the Company, which may be referred to as we, us, or our) is a global provider of heating, ventilating, air conditioning, and refrigeration (HVAC&R) products and services. We market our products and services throughout the world, and our customers range from residential contractors to design builders, commercial contractors, building owners, and original equipment manufacturers. Effective January 1, 2003, we consolidated our former York Refrigeration Group (YRG) and Engineered Systems Group (ESG) segments and reorganized management of the combined business. Our new organization consists of: Global Applied, Unitary Products Group, and Bristol Compressors. The Global Applied business is comprised of three geographic regions: the Americas; Europe, Middle East, and Africa (EMEA); and Asia. Global Applied's three geographic regions, Unitary Products Group, and Bristol Compressors represent our reportable segments.

Use of Estimates

Preparation of the consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America (U.S.), requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Our actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of York International Corporation and its wholly-owned and majority-owned subsidiaries. We eliminate all significant intercompany transactions.

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

Receivables

We offer trade terms to our customers in the normal course of business. Receivables are reported at original carrying value net of the allowance for doubtful receivables. Trade terms are extended to customers based upon credit worthiness and general economic and market conditions. We record an allowance for doubtful receivables based upon our historical experience of bad debts and when collection of specific receivables is not probable and can be estimated.

Inventories

We state inventories at the lower of cost or market using the last-in, first-out (LIFO) or first-in, first-out (FIFO) method.

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs." This standard amends the guidance in Accounting Research Bulletin (ARB) No. 43, and requires the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material to be treated as current-period charges. In addition, the standard requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The standard is effective for inventory costs incurred beginning July 1, 2005. This standard is not expected to materially impact our consolidated financial statements.

Property, Plant, and Equipment

We state property, plant, and equipment at cost, less accumulated depreciation. Maintenance and repairs are expensed as incurred. Significant improvements and renewals are capitalized and depreciated. Depreciation is computed generally on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings	15-30 years
Machinery and equipment	3-12 years

Goodwill

We do not amortize goodwill, instead we test segment goodwill for impairment in the fourth quarter of each year. Goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a segment below its carrying amount. We identify potential goodwill impairment by comparing the fair value of a segment with its carrying amount, including goodwill. Fair value is determined using a discounted cash flow and market-multiple approach. If the fair value of a segment exceeds its carrying amount, goodwill of the segment is not considered impaired. If the carrying amount of a segment exceeds its fair value, the amount of goodwill impairment loss, if any, must be measured. The amount of goodwill impairment loss is measured by comparing the implied fair value of segment goodwill with the carrying amount of that goodwill. If the carrying amount of segment goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized as an operating expense. No impairment of goodwill was recorded in 2004, 2003, or 2002. See Cumulative Effect of Changes in Accounting Principles regarding the impact of adopting SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142).

Impairment or Disposal of Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of an asset or asset group to be held and used is measured by comparing the carrying amount to future net cash flows expected to be generated. If the carrying amount exceeds estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount exceeds fair value. Assets or asset groups to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Postretirement and Postemployment Benefits

We provide postretirement and postemployment benefits to certain of our employees and former employees. These benefits include pension, salary continuance, severance, life insurance, and health care. Benefits are accrued over the employees' service periods or at the date of the event triggering the benefit.

Information related to the adoption of FASB Staff Position No. FAS 106-2, "Accounting and Disclosure Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," is presented in Note 12.

Derivative Instruments and Hedging Activities

We apply SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," an amendment to SFAS No. 133, in accounting for derivatives and hedging activities. These statements require that all derivative instruments be recognized in the balance sheet at fair value and establish criteria for the designation of hedges and the determination of effectiveness of hedging relationships for fair value and cash flow hedges.

We are exposed to market risk associated with changes in interest rates, foreign currency exchange rates, and certain commodity prices. To enhance our ability to manage these market risks, we enter into derivative instruments for periods consistent with the related underlying hedged exposures. The changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in fair value or cash flows of the underlying hedged exposures. We mitigate the risk that the counter-party to these derivative instruments will fail to perform by only entering into derivative instruments with major financial institutions. We do not typically hedge our market risk exposures beyond three years and do not hold or issue derivative instruments for trading purposes.

The recognized amount in cost of goods sold due to the discontinuance of ineffective commodity cash flow hedges was a gain of $0.4 million for the year ended December 31, 2003. No gain or loss was recognized in the year ended December 31, 2004 as we did not discontinue any commodity cash flow hedges. Certain derivative instruments are not designated as hedging instruments as they hedge immaterial exposures.

Currency Rate Hedging

We manufacture and sell our products in a number of countries throughout the world, and therefore, are exposed to movements in various currencies against the U.S. dollar and against the currencies in which we manufacture. Through our currency hedging activities, we seek to minimize the risk that cash flows resulting from the sale of products, manufactured in a currency different from the currency used by the selling subsidiary, will be affected by changes in foreign currency exchange rates. Foreign currency derivative instruments (forward contracts) are matched to the underlying foreign currency exposures and are executed to minimize foreign exchange transaction costs.

Changes in fair value of foreign currency derivative instruments, qualifying as cash flow hedges, are reported in accumulated other comprehensive losses. The gains or losses on these hedges are reclassified to earnings as the underlying hedged items affect earnings. As of December 31, 2004, we forecasted that $2.4 million of net losses in accumulated other comprehensive losses will be reclassified into earnings within the next twelve months.

Hedge of Net Investment

We issued Danish Kroner denominated, retail notes as a hedge to protect the value of a portion of our net investment in a Danish subsidiary. Hedges of a net investment are accounted for under SFAS No. 52, "Foreign Currency Translation." Under SFAS No. 52, the gains or losses on a foreign–denominated, nonderivative financial instrument designated as a hedge of a net investment are recorded in foreign currency translation adjustments within accumulated other comprehensive losses. The gains and losses are accounted for in a similar manner as the foreign denominated net assets, offsetting a portion of the change in net assets due to foreign currency fluctuations. We redeemed the 250 million Danish Kroner retail notes in October 2004.

Commodity Price Hedging

We purchase raw material commodities and are at risk for fluctuations in the market price of those commodities. In connection with the purchase of major commodities, principally copper for manufacturing requirements, we enter into commodity swap contracts to effectively fix our cost of the commodity. These contracts require each settlement between us and our counterparty to coincide with cash market purchases of the actual commodity.

Changes in the fair value of commodity derivative instruments qualifying as cash flow hedges are reported in accumulated other comprehensive losses. The gains or losses are reclassified to earnings as the underlying hedged items affect earnings. As of December 31, 2004, we forecasted that $15.9 million of net gains in accumulated other comprehensive losses will be reclassified into earnings within the next twelve months.

Interest Rate Hedging

We manage our interest rate risk by entering into both fixed and variable rate debt. In addition, we enter into interest rate swap contracts in order to achieve a balanced mix of fixed and variable rate indebtedness. Under these contracts, we agree to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated from an agreed upon referenced notional amount. The notional amounts are not exchanged and no other cash payments are made unless the contract is terminated prior to maturity.

We have designated our outstanding interest rate swap contracts as fair value hedges of an underlying fixed rate debt obligation. The fair value of these contracts is recorded in other long-term assets or liabilities with a corresponding increase or decrease in the fixed rate debt obligation. The change in fair values of both the fair value hedge instruments and the underlying debt obligations are recorded as equal and offsetting unrealized gains and losses in the net interest expense component of our consolidated statements of operations. All existing fair value hedges are determined to be 100% effective under SFAS No. 133, as amended. As a result, there is no impact on current earnings resulting from hedge ineffectiveness.

Revenue Recognition

In the normal course of business, we sell HVAC&R products and services. Our products and services include individual sales of products, long-term contracts, extended warranty and maintenance arrangements, and other services, such as repair work, installation, and rental. We also sell our products and services in bundled arrangements.

Revenue from the sale of products is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sale price is fixed or determinable, and collectibility is reasonably assured. Properly executed and authorized contracts, purchase orders or point of sale receipts provide evidence that an arrangement exists and the sale price is fixed or determinable. Delivery occurs when title and the risks and rewards of ownership transfer to the customer pursuant to shipping terms. Collectibility is determined based upon a customer's credit worthiness. Revenue under long-term contracts is recognized on a percentage of completion or completed contracts basis. Percent complete is determined as the ratio of costs incurred to date to the total estimated costs under the contract. Revenue under extended warranty and maintenance agreements is recognized over the terms of the agreements on a straight-line basis, unless the costs to perform under the agreements are incurred on other than a straight-line basis. Under those circumstances, revenue under extended warranty and maintenance agreements is recognized in proportion to the costs expected to be incurred. Service revenues are recognized upon performance of the service. Rental revenue is recognized over the term of the agreement on a straight-line basis.

Our bundled arrangements represent agreements under which we sell multiple products, multiple services, or multiple products and services. These arrangements include general rights of return for our failure to perform as specified under the terms of the agreements. On July 1, 2003, we adopted Emerging Issues Task Force (EITF) Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." This requires that we divide bundled arrangements into separate deliverables. Revenue is allocated to each deliverable based upon the relative fair value of all elements or the fair value of undelivered elements. Revenue is recognized for each deliverable as described above. We adopted EITF Issue No. 00-21 prospectively; therefore, it was only applied to bundled arrangements entered into after

June 30, 2003. Prior to July 1, 2003, we recognized revenue under bundled arrangements in a similar manner. The adoption did not have a material impact to our consolidated financial statements.

We record amounts billed to customers for shipping and handling in net sales and the related shipping and handling costs in cost of goods sold.

Product Related Expenses

We charge advertising, research and development, and other product-related costs to expense as incurred. Advertising expense was $30.2 million, $27.5 million, and $23.6 million in 2004, 2003, and 2002, respectively. Research and development (R&D) costs were $47.7 million, $42.3 million, and $42.2 million in 2004, 2003, and 2002, respectively. We record warranty liabilities at the time of product sale. Estimated warranty costs are based upon the historical trend of warranty claims and specifically identifiable claims and include estimated costs for labor and parts. Warranty expense was $83.7 million, $81.2 million, and $64.9 million in 2004, 2003, and 2002, respectively and is a component of cost of goods sold. Changes in our warranty liability for the years ended December 31, 2004 and 2003 were as follows:

(in thousands)	Beginning Balance	Payments Made Under Warranties	Accruals for Warranties Issued	Accruals for Preexisting Warranties	Ending Balance
2004	$ 101,675	$ 77,267	$ 76,803	$ 20,000	$ 121,211
2003	87,940	78,184	91,919	—	101,675

Warranties include standard warranties and extended warranty contracts sold to customers to increase the warranty period beyond the standard period. Extended warranty contracts sold are reflected as accruals for warranties issued and amortized revenue is reflected as payments made under warranties in the above table.

During 2004, we finalized field and factory testing to investigate failures found in heat exchangers of certain sealed combustion gas furnaces used in the manufactured housing industry. We found that installation and application factors combined with component part variation can result in excessive heat exchanger temperatures, which may contribute to failures in certain furnace models manufactured in the years 1995 to 2000. We no longer produce these furnace models and our program for remediation has been approved by the U.S. Consumer Product Safety Commission. As a result, we recorded a $20 million warranty charge to cost of goods sold for the Unitary Products Group furnace inspection and remediation program in 2004. The $20 million warranty charge represents our best estimate of inspection and repair costs within a reasonable estimated range of $13 million to $30 million. Repair cost estimates are mainly comprised of the expected cost of repair kits or new heat exchangers and installation labor. Our estimates are based upon the projected number of furnace units to be serviced (find rate), current repair costs, and the estimated number of furnace units requiring repair. Differences between estimated and actual find rate, costs to manufacture and install repair kits or heat exchangers, and number of furnace units that require repair could have a significant impact on our quarterly results or further impact on our consolidated results of operations. We began to manufacture replacement parts and repair furnaces in the third quarter of 2004 and expect to complete the program by the end of 2006. Repair activity of $5.4 million was charged against the warranty reserve in 2004.

Restructuring

On January 1, 2003, we adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Under the statement, we recognize liabilities at fair value for costs associated with exit or disposal activities only when the liability is incurred. Prior to January 1, 2003, we recognized costs when we committed to an exit or disposal plan in accordance with EITF Issue No. 94-3.

Information related to our restructuring activities is presented in Note 16.

Income Taxes

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Earnings of foreign operations are reinvested in the business and no provision for domestic income tax or foreign withholding tax is made on such earnings until distributed.

In October 2004, the American Jobs Creation Act of 2004 became law. The act provides tax relief to U.S. domestic manufacturers by providing a tax deduction up to nine percent (when fully phased-in) of the lesser of (a) "qualified production activities income," as defined in the act, or (b) taxable income after the deduction of the utilization of net operating loss carryforwards. In December 2004, the FASB issued Staff Position No. FAS 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," effective upon issuance. The standard provides guidance that the deduction should be accounted for as a special deduction in accordance with SFAS No. 109. We believe the impact of adoption will be immaterial to our consolidated financial statements.

In addition to the tax deduction provided by the American Jobs Creation Act of 2004, the act also allows a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer. In December 2004, the FASB issued Staff Position No. FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" (FSP 109-2). The staff position allows companies time beyond the financial reporting period of enactment to evaluate the effect of the act on its plan for reinvestment or repatriation of foreign earnings and requires disclosures for reasons why a company has not completed its evaluation of the repatriation provision for purposes of applying SFAS No. 109 (see Note 14 regarding our evaluation of the effect of the act).

Cumulative Effect of Changes in Accounting Principles

On July 1, 2003 we adopted FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." Upon adoption we consolidated the variable interest entity used to transact our December 1999 sale-leaseback. As a result, we recorded approximately $82.4 million of incremental debt, $23.9 million of incremental net machinery and equipment, $10.7 million of incremental deferred tax assets, a $15.4 million reduction to stockholders' equity, and a $32.4 million reduction to other long-term liabilities. The reduction in stockholders' equity represents a reduction in retained earnings recorded as a cumulative-effect adjustment as of July 1, 2003 in our consolidated statement of operations. The retained earnings reduction represents the cumulative differences between our prior accounting of the transaction as a lease of equipment and the consolidation, which resulted in the reflection of the assets as owned depreciable equipment with a related debt obligation. The obligation relating to the sale-leaseback was repaid in full during the third quarter of 2003.

Upon adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," we were required to perform a transitional goodwill impairment test as of January 1, 2002. The transitional goodwill impairment test indicated an impairment existed in one of our segments. The projected financial performance of our former York Refrigeration Group, which included the entities acquired in the Sabroe acquisition, was insufficient to support the related goodwill. As a result, we recognized a non-cash transitional goodwill impairment charge of $179.4 million. As required, the transitional goodwill impairment charge was recorded as a cumulative effect of a change in accounting principle in our consolidated statement of operations as of January 1, 2002.

Earnings (Loss) per Share

Basic earnings (loss) per share is based upon the weighted average common shares outstanding during the period. Diluted earnings (loss) per share is based upon the weighted average outstanding common shares and common share equivalents.

Foreign Currency Translation

The functional currency for the majority of our foreign operations is the applicable local currency. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are included in foreign currency translation adjustments in accumulated other comprehensive losses. Gains or losses resulting from foreign currency transactions are included in our results of operations.

Accounting for Stock-Based Compensation

We apply the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for our stock-based compensation plans. Accordingly, no compensation expense has been recognized for the stock-based compensation plans other than for restricted stock and performance-based awards. Had compensation expense for all stock and employee stock purchase plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," as amended, our net income (loss) and earnings (loss) per share would have been adjusted to the pro forma amounts as follows:

(in thousands, except per share data)	2004	2003	2002
Net income (loss) – as reported	$ 81,579	$ (3,998)	$ (98,260)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	1,792	609	49
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(5,886)	(4,905)	(8,230)
Pro forma net income (loss)	$ 77,485	$ (8,294)	$ (106,441)
Earnings (loss) per share:			
Basic – as reported	$ 1.99	$ (0.10)	$ (2.50)
Basic – pro forma	1.89	(0.21)	(2.70)
Diluted – as reported	$ 1.96	$ (0.10)	$ (2.47)
Diluted – pro forma	1.87	(0.21)	(2.68)

Since the determination of fair value of all stock options granted includes variable factors, including volatility, and additional stock option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects on reported net income and earnings per share for future years.

The per share weighted average fair value of stock options granted during 2004, 2003, and 2002 is calculated as $14.49, $7.74, and $15.13, respectively, on the date of grant using the Black-Scholes option-pricing model. The weighted average assumptions based on the date of grant are as follows:

	2004	2003	2002
Dividend yield	2.1%	2.8%	1.7%
Volatility	42.7%	41.6%	42.1%
Risk-free interest rate	3.3%	3.9%	5.3%
Expected life	6.9 years	7.0 years	6.6 years

Information related to stock-based compensation awards is presented in Note 18 along with the additional disclosures required under SFAS No. 123.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment." This standard addresses the accounting for share-based compensation in which we exchange employee services for (a) our equity instruments or (b) liabilities that are based on the fair value of our equity instruments or that may be settled by the issuance of our equity instruments. Under the standard, we will recognize compensation cost for share-based compensation issued to or purchased by employees under our stock-based compensation plans using a fair-value-based method effective July 1, 2005. The impact the standard will have on our consolidated financial statements is not known at this time, however, it may reduce net income and earnings per share similar to the amounts disclosed above.

Guarantees

On December 31, 2002, we adopted FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The interpretation elaborates on the disclosures to be made in our interim and annual financial statements about obligations under certain guarantees. Effective January 1, 2003, we recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The interpretation did not have a material impact on our consolidated financial statements.

Information related to our guarantees is presented in Note 13 along with the additional disclosures required.

Commitments and Contingencies

Liabilities for loss contingencies, including environmental remediation costs, arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment or remediation can be reasonably estimated. Recoveries for environmental remediation cost from third parties, which are probable of realization, are separately recorded, and are not offset against the related environmental liability.

Information related to our commitments and contingencies is presented in Note 13.

Reclassifications

Certain reclassifications have been made to the 2003 and 2002 consolidated financial statements to conform to the 2004 presentation.

These reclassifications include adjustments to current and deferred income tax assets and liabilities, current portions of postretirement benefits, other receivables, accrued expenses, and other miscellaneous items. Additionally, the presentation of cash flows from the sale of trade receivables were reclassified as operating activities.

NOTE 2—RECEIVABLES, NET

Receivables, net consists of:

(in thousands)	2004	2003
Customers, trade	$ 709,413	$ 550,506
Affiliate receivables, trade	4,351	5,139
Other receivables	121,669	136,260
	835,433	691,905
Less allowance for doubtful receivables	(31,292)	(29,380)
Receivables, net	$ 804,141	$ 662,525

Pursuant to the terms of an annually renewable revolving facility, we sell certain of our trade receivables to a wholly-owned, consolidated subsidiary, York Receivables Funding LLC (YRFLLC). In turn, YRFLLC sells, on a revolving basis, undivided ownership interests in the purchased trade receivables to bank-administered asset-backed commercial paper vehicles. In May 2004, we amended the facility, increasing the availability from $150 million to $200 million. We continue to service sold trade receivables. No servicing asset or liability has been recognized as our cost to service sold trade receivables approximates the servicing income.

In accordance with the facility, YRFLLC has sold $135 million and $150 million of undivided interests in the trade receivables as of December 31, 2004 and 2003, respectively, resulting in a reduction of receivables reflected in our consolidated balance sheets. The discount rate on trade receivables sold was 2.38% and 1.12% as of December 31, 2004 and 2003, respectively. The program fee on trade receivables sold was 0.40% and 0.50% as of December 31, 2004 and 2003, respectively.

NOTE 3—INVENTORIES

Inventories valued under the LIFO method comprised approximately 20% and 21% of the December 31, 2004 and 2003 totals, respectively. If valued under the FIFO method, inventories would have been greater by $13.8 million and $11.1 million as of December 31, 2004 and 2003, respectively.

NOTE 4—PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of:

(in thousands)	2004	2003
Deferred income taxes, current	$ 67,227	$ 61,387
Prepaid insurance	9,252	22,990
Fair value of derivative instruments	22,689	12,518
Prepaid materials and supplies	15,725	11,769
Other	29,596	28,678
Prepayments and other current assets	$ 144,489	$ 137,342

NOTE 5—INVESTMENTS IN AFFILIATES

We own interests in affiliate operations located in the U.S., Spain, Malaysia, Saudi Arabia, Denmark, Japan, Korea, and South Africa. These investments are accounted for using the equity method and total $35.7 million and $28.2 million as of December 31, 2004 and 2003, respectively. Dividends received from affiliates were $3.9 million, $2.2 million, and $2.1 million in 2004, 2003, and 2002, respectively. Our sales to affiliates are less than 1% of our net sales, and our purchases from affiliates are less than 2% of our total purchases.

NOTE 6—PROPERTY, PLANT, AND EQUIPMENT, NET

Property, plant, and equipment, net consists of:

(in thousands)	2004	2003
Land	$ 37,227	$ 36,576
Buildings	219,714	204,462
Machinery and equipment	792,074	777,304
Construction in progress	42,414	42,523
Capital leases	3,182	3,253
	1,094,611	1,064,118
Less accumulated depreciation and amortization	(537,982)	(523,000)
Property, plant, and equipment, net	$ 556,629	$ 541,118

Amortization of plant and equipment under capital leases has been included in accumulated depreciation and amortization. Accumulated amortization was $1.9 million and $2.2 million as of December 31, 2004 and 2003, respectively.

NOTE 7—GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003 by segment, are as follows:

(in thousands)	2003	Net Goodwill Acquired	Foreign Currency Fluctuation	2004
Global Applied:				
Americas	$ 92,949	$ —	$ 204	$ 93,153
EMEA	130,166	729	12,474	143,369
Asia	109,314	—	262	109,576
	332,429	729	12,940	346,098
Unitary Products Group	140,440	—	—	140,440
Bristol Compressors	56,313	—	—	56,313
	$ 529,182	$ 729	$ 12,940	$ 542,851

(in thousands)	2002	Net Goodwill Acquired	Foreign Currency Fluctuation	2003
Global Applied:				
Americas	$ 92,464	$ —	$ 485	$ 92,949
EMEA	107,873	1,950	20,343	130,166
Asia	107,873	1,027	414	109,314
	308,210	2,977	21,242	332,429
Unitary Products Group	140,440	—	—	140,440
Bristol Compressors	56,313	—	—	56,313
	$ 504,963	$ 2,977	$ 21,242	$ 529,182

As discussed in Note 1, we perform an annual goodwill impairment test in the fourth quarter of each year. No impairment of goodwill was required as a result of this annual test in 2004, 2003, or 2002.

NOTE 8—INTANGIBLES, NET

The following table summarizes the major intangible asset classes subject to amortization included in our consolidated balance sheets as of December 31, 2004 and 2003:

(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
2004:			
Trade names and trademarks	$ 45,593	$ 8,428	$ 37,165
Other	3,679	1,487	2,192
	$ 49,272	$ 9,915	$ 39,357
2003:			
Trade names and trademarks	$ 42,028	$ 6,723	$ 35,305
Other	2,536	1,097	1,439
	$ 44,564	$ 7,820	$ 36,744

Amortization expense for trade names and trademarks and other intangible assets was $1.6 million, $1.7 million, and $1.2 million for the years ended December 31, 2004, 2003, and 2002, respectively. Estimated amortization expense for trade names and trademarks and other intangible assets for the fiscal years indicated is as follows:

(in thousands)	
2005	$ 1,893
2006	1,893
2007	1,793
2008	1,793
2009	1,675
Thereafter	30,310
Total	$ 39,357

NOTE 9—ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of:

(in thousands)	2004	2003
Accounts payable, trade and other	$ 718,345	$ 560,621
Employee compensation, benefits, and related accruals	188,260	160,720
Warranties	71,832	54,787
Postretirement and postemployment benefits, current	19,255	20,071
Accrued insurance	22,455	22,210
Fair value of derivative instruments	8,026	1,542
Accruals for restructuring and other charges	9,063	23,913
Other accrued expenses	107,228	88,402
Accounts payable and accrued expenses	$1,144,464	$ 932,266

NOTE 10—NOTES PAYABLE AND LONG-TERM DEBT

Notes payable and long-term debt consists of:

(in thousands)	2004	2003
Notes payable and current portion of long-term debt:		
Bank loans (primarily foreign currency)	$ 16,211	$ 27,784
Current portion of long-term debt	3,328	2,971
Total	$ 19,539	$ 30,755
Long-term debt:		
Domestic bank lines at an average rate of 2.11% in 2004 and 1.58% in 2003	$ 31,850	$ 25,000
Danish retail notes, 2% interest, paid in October 2004	—	41,844
Senior notes, 6.625% interest, due August 2006	200,000	200,000
Senior notes, 6.7% interest, due June 2008	200,000	200,000
Senior notes, 5.8% interest, due November 2012	100,000	100,000
Other (including foreign bank loans) at an average rate of 5.99% in 2004 and 6.3% in 2003	16,946	18,154
Total	548,796	584,998
Less current portion	(3,328)	(2,971)
Noncurrent portion	$ 545,468	$ 582,027

The domestic bank lines are classified as long-term, as they are supported by our Five Year Credit Agreement, which matures on May 29, 2006.

Annual principal payments on long-term debt are as follows for the fiscal years indicated:

(in thousands)	
2005	$ 3,328
2006	238,150
2007	715
2008	200,489
2009	188
Thereafter	105,926
Total	$ 548,796

Interest expense is net of interest income of $9.5 million, $9 million, and $8.2 million in 2004, 2003, and 2002, respectively.

The following table summarizes the terms of our lines of credit:

(in thousands)	Limit Dec. 31, 2004	Limit Dec. 31, 2003	Availability (a) Dec. 31, 2004	Availability (a) Dec. 31, 2003	Expires	Borrowing Rate (b)	Annual Fee
Five Year Credit Agreement	$ 400,000	$ 400,000	$ 400,000	$ 400,000	May 29, 2006	LIBOR + 1.175%	0.2%
364-Day Credit Agreement (c)	200,000	200,000	200,000	200,000	March 11, 2006	LIBOR + 0.85%	0.15%
Domestic bank lines	160,000	135,000	128,150	110,000	Uncommitted	Various	—
Non-U.S. bank credit facilities	443,247	355,246	295,544	246,298	Uncommitted	Various	—

(a) Availability is reduced for outstanding borrowings and bank guarantee and letters of credit usage.

(b) The one-month LIBOR (London Interbank Offering Rate) rate was 2.38% and 1.10% as of December 31, 2004 and December 31, 2003, respectively.

(c) We renewed our 364-Day Credit Agreement in March 2005.

The Five Year Credit Agreement and 364-Day Credit Agreement contain financial covenants requiring us to maintain certain financial ratios and standard provisions limiting leverage and liens. We were in compliance with the financial covenants as of December 31, 2004 and 2003.

NOTE 11—FINANCIAL INSTRUMENTS

Foreign Currency Instruments

The following table reflects the notional and estimated fair values of forward currency contracts outstanding as of December 31, 2004 and 2003. Foreign currency amounts were translated at current exchange rates as of the balance sheet date. Fair values reflect the estimated net amount that we would pay to terminate the contracts, as of the reporting date, based on quoted market prices.

(U.S. Dollar equivalents in thousands)	2004 Notional Amount	2004 Fair Value	2003 Notional Amount	2003 Fair Value
Forwards	$ 387,908	$ (16,304)	$ 230,564	$ (1,959)

The following table summarizes our contractual amounts of forward currency contracts as of December 31, 2004 and 2003. Foreign currency amounts were translated at current exchange rates as of the reporting date. The "buy" amounts represent the U.S. dollar equivalent of commitments to purchase currencies and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell currencies.

	2004		2003	
(U.S. Dollar equivalents in thousands)	Buy	Sell	Buy	Sell
Brazilian Real	$ —	$ 3,305	$ —	$ 1,037
Canadian Dollar	—	37,068	—	35,142
Danish Krone	63,796	177,154	41,831	61,662
Euro	10,441	68,679	11,775	38,539
British Pound Sterling	18,793	12,190	3,214	1,078
Japanese Yen	—	465	—	392
Mexican Peso	34,806	—	26,344	1,631
Norwegian Krone	11,010	9,017	21,409	1,796
Singapore Dollar	—	—	96	3,868
South African Rand	186	4,476	—	3,738
Swedish Krona	11,874	1,207	11,119	1,744
Other Currencies	3,720	13,681	9,770	7,926
U.S. Dollar	238,044	81,733	109,626	78,587

Commodity Contracts

The following table reflects the pounds hedged, notional amount, and estimated fair value of our commodity hedging contracts for copper outstanding as of December 31, 2004 and 2003.

(in thousands)

Year	Pounds Hedged	Notional Amount	Fair Value
2004			
2005	33,000	$ 30,775	$ 15,003
2006	15,000	15,269	3,316
2003			
2004	30,000	$ 22,683	$ 8,398
2005	21,000	17,585	3,606

Interest Rate Instruments

The following table reflects our interest rate swap contracts to pay variable interest and receive a blended fixed rate of interest of 6.213%, on a notional amount of $200 million ($100 million related to senior notes due August 2006 and $100 million related to senior notes due November 2012). The variable interest is based on the six-month LIBOR rate and is reset biannually. The applicable LIBOR rate was 2.20% and 1.18% as of December 31, 2004 and 2003, respectively.

(in thousands)	2004 Notional Amount	2004 Fair Value	2003 Notional Amount	2003 Fair Value
Interest rate swaps:				
Fixed to variable rates	$ 200,000	$ 8,725	$ 100,000	$ 8,880

Other Financial Instruments

The carrying amounts and estimated fair values of our other financial instruments are as follows:

(in thousands)	2004 Carrying Amount	2004 Fair Value	2003 Carrying Amount	2003 Fair Value
Cash and cash equivalents	$ 42,881	$ 42,881	$ 49,650	$ 49,650
Bank loans (primarily foreign currency)	16,211	16,211	27,784	27,784
Long-term debt:				
Domestic bank lines	31,850	31,850	25,000	25,000
Danish retail notes	—	—	41,844	41,405
Senior notes at 6.625%	200,000	209,320	200,000	217,800
Senior notes at 6.70%	200,000	214,820	200,000	220,020
Senior notes at 5.80%	100,000	102,070	100,000	102,290
Other (including foreign bank loans)	16,946	16,946	18,154	18,154

The fair values of each of our long-term debt instruments are based on the amount of future cash flows associated with each instrument discounted using our current borrowing rate for similar debt instruments of comparable maturity.

NOTE 12—POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

Pension Plans

A majority of our U.S. employees participate in noncontributory pension plans, and some of our non-U.S. employees participate in contributory or noncontributory pension plans. Plans covering salaried and management employees generally provide pension benefits that are based on employees' compensation. Effective January 1, 2004, we replaced our defined benefit pension plans for U.S. salaried non-bargaining and certain U.S. salaried bargaining employees with a new defined contribution plan. Plans covering hourly employees and union members generally provide stated benefit amounts for each year of service. Contributions to the plans are based upon the projected unit credit actuarial funding method. We use a December 31 measurement date for our pension plans. We also have a supplemental benefit plan for certain members of senior management.

The following table sets forth the funded status and amounts recognized in our consolidated balance sheets:

	U.S. Pension Benefits		Non-U.S. Pension Benefits	
(in thousands)	2004	2003	2004	2003
Change in benefit obligation:				
Benefit obligation at beginning of year	$ (399,475)	$ (369,824)	$ (182,210)	$ (140,755)
Service cost	(4,398)	(14,616)	(8,384)	(6,192)
Interest cost	(23,389)	(23,835)	(10,829)	(8,849)
Contributions by plan participants	—	—	(970)	(852)
Actuarial gain (loss)	6,077	6,742	(12,166)	(12,238)
Plan assumptions	(24,876)	(25,813)	(4,701)	(668)
Benefits paid	30,830	19,094	6,826	5,909
Plan amendments	(1,109)	(4,057)	—	—
Foreign exchange	—	—	(20,150)	(18,565)
Curtailments	—	12,982	—	—
Settlements and other	5,390	(148)	—	—
Benefit obligation at end of year	(410,950)	(399,475)	(232,584)	(182,210)
Change in plan assets:				
Fair value of plan assets at beginning of year	316,952	246,733	118,106	85,116
Actual return on plan assets	28,110	51,728	17,826	16,828
Contributions by employer	5,710	37,585	5,403	10,756
Contributions by plan participants	—	—	970	852
Benefits paid	(30,830)	(19,094)	(6,826)	(5,909)
Foreign exchange	—	—	13,038	10,463
Fair value of plan assets at end of year	319,942	316,952	148,517	118,106
Funded status	(91,008)	(82,523)	(84,067)	(64,104)
Unrecognized prior service cost	13,205	14,097	1,305	909
Unrecognized loss	70,143	55,955	51,892	39,491
Net amount recognized	$ (7,660)	$ (12,471)	$ (30,870)	$ (23,704)
Amounts recognized in consolidated balance sheets:				
Prepaid benefit cost	$ 19,903	$ 43,936	$ 972	$ 463
Accrued benefit liability	(80,095)	(98,451)	(52,356)	(39,852)
Intangible asset	10,197	11,127	918	949
Accumulated other comprehensive losses	42,335	30,917	19,596	14,736
Net amount recognized	$ (7,660)	$ (12,471)	$ (30,870)	$ (23,704)

Net periodic benefit cost under our defined benefit pension plans includes the following components:

	U.S. Pension Benefits			Non-U.S. Pension Benefits		
(in thousands)	2004	2003	2002	2004	2003	2002
Components of net periodic benefit cost:						
Service cost	$ 4,398	$ 14,616	$ 13,080	$ 8,384	$ 6,192	$ 4,872
Interest cost	23,389	23,835	22,881	10,829	8,849	8,680
Expected return on plan assets	(30,698)	(28,582)	(32,285)	(11,174)	(7,818)	(8,008)
Amortization of prior service cost	2,093	3,197	3,223	174	153	123
Amortization of net loss (gain)	738	243	(2,221)	2,651	1,617	(1,516)
Curtailments	—	19,024	419	—	—	—
Settlements and other	1,049	369	—	—	—	—
Net periodic benefit cost	$ 969	$ 32,702	$ 5,097	$ 10,864	$ 8,993	$ 4,151

Other information related to our defined benefit pension plans is as follows:

	U.S. Pension Benefits		Non-U.S. Pension Benefits	
(in thousands)	2004	2003	2004	2003
For all plans:				
Accumulated benefit obligation	$ 377,283	$ 360,431	$ 194,286	$ 155,121
For pension plans with accumulated benefit obligations in excess of plan assets:				
Projected benefit obligation	386,562	360,597	225,178	176,176
Accumulated benefit obligation	354,840	324,849	188,609	149,866
Fair value of plan assets	280,719	239,250	142,082	113,194
Increase in minimum liability included in other comprehensive income	11,418	7,338	4,860	699

Pension plan weighted-average asset allocations at December 31, 2004 and 2003 and target allocations, by asset category are as follows:

	U.S. Pension Benefits			Non-U.S. Pension Benefits		
	2004	2003	Target	2004	2003	Target
Asset Allocations:						
Equity securities	64%	59%	55-70%	66%	74%	60-70%
Debt securities	36%	41%	30-45%	32%	22%	30-40%
Real estate	—	—	—	—	3%	—
Other	—	—	—	2%	1%	—
	100%	100%	100%	100%	100%	100%

Our investment policies seek to provide for growth of capital with a moderate level of volatility by investing assets in accordance with the above target allocations. Our investment performance and policies are reviewed by our Pension Investment Committee.

Our expected long term rate of investment return is based on the expected returns of each of the asset categories, weighted based on the median of the target allocation for each category. Equity securities are expected to return 10% -11% over the long-term, while fixed income and other is expected to return 4% - 6%. Based on historical experience, we expect our plan assets to provide a modest additional return, when compared to their respective benchmarks.

Assumptions are as follows:

	U.S. Pension Benefits		Non-U.S. Pension Benefits	
	2004	2003	2004	2003
Assumptions used to determine benefit obligations at December 31:				
Discount Rate	5.75%	6.25%	5.00 - 6.00%	5.25 - 6.50%
Rate of compensation increase	4.25%	4.25%	2.00 - 4.25%	1.50 - 4.75%
Assumptions used to determine net periodic benefit cost for years ended December 31:				
Discount rate	6.25%	6.75%	5.25 - 6.50%	4.00 - 5.75%
Expected return on plan assets	8.75%	8.75%	1.50 - 8.00%	2.75 - 8.75%
Rate of compensation increase	4.25%	4.25%	1.50 - 4.75%	3.10 - 3.50%

We expect to contribute $5.9 million and $5.9 million to our U.S. and non-U.S. plans, respectively, in 2005.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	U.S. Pension Benefits	Non-U.S. Pension Benefits
2005	$ 20,939	$ 7,915
2006	18,491	7,803
2007	22,913	7,836
2008	21,837	8,328
2009	23,313	8,764
2010-2014	140,866	51,874

Defined Contribution Plans

Effective January 1, 2004, certain U.S. employees participate in a defined contribution plan. We will contribute a cash amount to the plan on an annual basis, commencing in 2005, based on employees' eligible earnings, vesting service, and age. We recorded expense for this plan of approximately $9.7 million in 2004, which we expect to contribute in 2005.

Certain employees also participate in various investment plans. Under the plans, the employees may voluntarily contribute a percentage of their compensation. We contribute a cash amount based on participants' contributions. Our contributions were approximately $3.8 million, $1.6 million, and $1.6 million in 2004, 2003, and 2002, respectively. We expect to contribute approximately $4 million to our investment plans in 2005. We recorded expense of approximately $4.1 million, $1.7 million, and $1.6 million in 2004, 2003, and 2002, respectively.

Postretirement Health and Life Insurance Plans

We have several unfunded postretirement health and life insurance plans covering certain U.S. employees who were hired before February 1, 1993 and retire under the normal, early, or disability retirement provisions of any one of our U.S. defined benefit pension plans. Former employees who retired prior to February 1, 1993, contribute to the cost of the plans, although we pay the majority of the cost. Employees retiring after February 1, 1993, contribute to the cost of the plans based on an indexed service-related premium.

We use a December 31 measurement date for our postretirement health and life insurance plans.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 became law. The act provides for prescription drug benefits to retirees and federal subsidies to sponsors of certain retiree health-care plans. In May 2004, the FASB issued Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (FSP 106-2), effective for the first interim or annual period beginning after June 15, 2004. We have determined that one of our postretirement benefit plans providing prescription drug benefits are actuarially equivalent to Medicare Part D and have elected to recognize the effects of the act by implementing the provisions of FSP 106-2 retroactively as of January 1, 2004. We have reduced our accumulated postretirement benefit obligation (APBO) for the effect of the subsidy related to benefits attributed to past service by $7.8 million. This is reflected as a decrease in unrecognized net actuarial losses and will be amortized over current and future periods. In addition, the subsidy will reduce interest costs on the APBO. The total effect of the subsidy on the measurement of net periodic benefit cost for 2004 was $1.3 million, consisting of lower amortization of actuarial losses of $0.8 million and lower interest costs of $0.5 million.

The following table sets forth the funded status and amounts recognized in our consolidated balance sheets:

(in thousands)	2004	2003
Change in benefit obligation:		
Benefit obligation at beginning of year	$ (135,524)	$ (131,760)
Service cost	(1,350)	(2,091)
Interest cost	(7,451)	(9,686)
Contributions by plan participants	(1,629)	(1,369)
Actuarial gain (loss)	638	(5,369)
Plan assumptions	(8,710)	(16,614)
Benefits paid	10,681	9,539
Plan amendments	—	13,391
Curtailments	—	8,435
Subsidy	7,791	—
Benefit obligation at end of year	(135,554)	(135,524)
Change in plan assets:		
Fair value of plan assets at beginning of year	—	—
Contributions by employer	9,052	8,170
Contributions by plan participants	1,629	1,369
Benefits paid	(10,681)	(9,539)
Fair value of plan assets at end of year	—	—
Funded status	(135,554)	(135,524)
Unrecognized prior service cost	(27,524)	(33,005)
Unrecognized loss	50,061	52,920
Net amount recognized - Accrued benefit liability	$ (113,017)	$ (115,609)

Net periodic benefit cost includes the following components:

(in thousands)	2004	2003	2002
Components of net periodic benefit cost:			
Service cost	$ 1,350	$ 2,091	$ 1,222
Interest cost	7,451	9,686	6,485
Amortization of prior service cost	(5,460)	(2,834)	(1,794)
Amortization of net loss (gain)	3,118	3,754	(388)
Curtailments	—	323	—
Net periodic benefit cost	$ 6,459	$ 13,020	$ 5,525

We expect to contribute $7.5 million to our postretirement health and life insurance plans in 2005. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(in thousands)	
2005	$ 7,491
2006	7,018
2007	7,353
2008	7,540
2009	7,854
2010-2014	44,313

Assumptions are as follows:

	2004	2003
Assumptions used to determine benefit obligations at December 31:		
Discount rate	5.75%	6.25%
Assumptions used to determine net periodic benefit cost for years ended December 31:		
Discount rate	6.25%	6.75%

Assumed health care cost trend rates at December 31 are as follows:

	2004		2003	
	Medical	Drug	Medical	Drug
Health care cost trend rate assumed for next year	6.0%	11.0%	7.0%	13.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2006	2008	2006	2008

Assumed health care cost trend rates have an effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(in thousands)	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 1,302	$ (1,067)
Effect on postretirement benefit obligation	20,465	(16,777)

NOTE 13—COMMITMENTS AND CONTINGENCIES

Leases

We have numerous non-cancelable leases with terms exceeding one year. As of December 31, 2004, lease commitments for all such operating leases are as follows:

(in thousands)	
2005	$ 44,084
2006	33,404
2007	24,195
2008	17,304
2009	8,914
Thereafter	9,493
Total	$ 137,394

Total rental expense was $46.8 million, $51.1 million, and $45.2 million in 2004, 2003, and 2002, respectively.

Guarantees

We issue various types of guarantees in the normal course of business. As of December 31, 2004, we have the following guarantees outstanding:

(in thousands)	
Standby letters of credit and surety bonds	$ 115,134
Performance guarantees	205,817
Commercial letters of credit	2,724
Guarantee of affiliate debt	30,000

Standby letters of credit and surety bonds are issued to guarantee our performance under contractual obligations. The most significant of these obligations is collateral to insurance companies for our insurance programs. In the event we fail to pay insurance claims, the issuing bank or surety may be asked to release some or all of this collateral to the insurance companies. Standby letters of credit and surety bonds have a term of one year and automatically renew. As of December 31, 2004, our consolidated balance sheet included liabilities of $42.9 million related to these insurance programs.

Performance guarantees provided by standby letters of credit and performance bonds are issued to certain customers to guarantee the operation of the equipment we sell or to guarantee our ability to complete a contract. These performance guarantees have various terms, generally less than one year.

Commercial letters of credit are issued to certain suppliers to guarantee our payment for purchases under favorable trade terms. Once our suppliers provide the proper documentation, the issuing bank charges our account and pays the commercial letters of credit on our behalf. Commercial letters of credit have a term of one year or less.

The debt obligations of our subsidiaries are reflected in our consolidated balance sheets. In order to obtain favorable terms, guarantees of subsidiary debt are issued to local lending institutions requiring the parent company to repay the debt should our subsidiaries default on their debt obligations. There is a similar guarantee of affiliate debt relating to our 50% owned joint venture, Scroll Technologies. In the event Scroll Technologies would default on its debt obligation, we are required to assume 50% of

Scroll's outstanding debt ($20.6 million as of December 31, 2004). The guarantee of affiliate debt is for the entire term of the borrowing ending in January 2012.

Litigation

We are subject to contingencies, including legal proceedings and claims arising out of the ordinary course of business that cover a range of matters, including, among others, product liability, contract and employment claims, warranty, environmental, intellectual property, and property tax disputes. We believe that such claims and litigation have been adequately provided for or are covered by insurance and that the resolution of such matters will not have a material effect on our financial position, ongoing results of operations, or liquidity. However, if a claim results in a judgment against us or we ultimately settle a claim, the amount of such judgment and/or settlement may be material to our results of operations in an individual quarter.

Asbestos-related litigation

As is the case with many other companies, we have been named as one of many defendants in lawsuits alleging personal injury to one or more individuals as a result of exposure to asbestos contained in products previously manufactured by us or by companies from which we purchased product lines. We believe our exposure to losses related to asbestos claims is minimal based upon the asbestos content of former products and the availability of insurance and indemnifications. We do not believe that it is reasonably possible that losses in excess of amounts recorded will be material to our consolidated financial statements.

In February 2004 one of our insurance carriers filed a declaratory judgment action in the Circuit Court of Cook County, Illinois against our former parent and affiliates, certain excess insurance carriers and us. The insurance carrier provides us with primary and excess insurance, and defended and indemnified us in nearly all of our asbestos-related claims. The lawsuit seeks to determine the extent of insurance coverage available to us including whether the available limits exhaust on a "per occurrence" or an aggregate basis, and to determine how the applicable coverage responsibilities should be apportioned to all excess insurance carriers. The insurers are not seeking to recover amounts paid on behalf of us prior to February 2004.

During the second half of 2004, we began to operate under an interim cost-sharing arrangement between the insurance carrier, certain excess insurance carriers, our former parent, several former affiliates and us. The proposed interim cost-sharing arrangement establishes a process by which future asbestos-related costs, formerly paid in full by the insurance carrier, can be paid. Our negotiated share of these costs is approximately 13% of total asbestos-related costs. This represents the share of costs that would have been paid by excess insurance carriers that have gone bankrupt or have been unwilling to participate in the proposed interim cost-sharing arrangement.

As of December 31, 2004, we have recorded a liability of $2.3 million for the estimated loss of known open asbestos-related claims and a receivable of $1.9 million for estimated recoveries from our insurance carriers. We estimate our losses based upon our historical experience of actual losses incurred. Estimating asbestos losses is subject to numerous uncertainties, including but not limited to: the variable rate at which new claims are filed; the impact of bankruptcies of other companies currently or historically defending asbestos claims; the uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case; and unknown detail of each individual claim such as the plaintiff's employment history, severity and type of injury, age, and other key factors. We estimate our recoveries based upon the terms of the proposed interim cost-sharing arrangement and availability of other insurance and indemnification coverage. We believe the likelihood that the declaratory judgment action filed against us resulting in no recovery of asbestos-related costs is remote. Our assessment is based upon the merits of the complaints and defenses available to us. However, if the declaratory judgment action results in an adverse judgment against us, it may impair the receivable we have recorded for insurance recoveries.

The following table presents a summary of asbestos-related claims activity for the years ended December 31, 2004 and 2003:

	2004	2003
Open claims - beginning of year	427	321
New claims filed	227	144
Claims disposed	(51)	(38)
Open claims - end of year	603	427

During 2004, the number of new claims filed increased. We believe the increase in new claims resulted from the practice of plaintiff's bar filing lawsuits based upon available databases. The history of asbestos lawsuits filed against us and settlements by our insurance carriers likely placed us in these databases. Our experience to date with these new claims and plaintiff attorneys has generally indicated a lack of exposure to our products and has resulted in dismissals. We incurred settlement costs of $0.8 million and $0.1 million for claims settled in 2004 and 2003, respectively, of which nearly all were paid by the insurance carrier.

Certain open claims and portions of open claims are not covered by insurance or indemnifications if the exposure period falls within years of no coverage or are related to companies that were acquired without insurance. We do not believe the resolution of these claims will have a material impact to our consolidated financial statements.

We have not recognized any losses for unasserted asbestos claims. As indicated above, our experiences to date with new claims have generally indicated a lack of exposure to our products and results in dismissals in a significant number of cases. Therefore, we do not consider unasserted claims for purposes of estimating our asbestos-related loss contingencies, as we have no reason to believe the manifestation of claims by potential claimants will have a material impact to our consolidated financial statements.

Other Commitments

We have outstanding purchase obligations as of December 31, 2004 as follows:

(in thousands)	
Information technology service contracts (a)	$ 400,388
Unconditional obligation to purchase remaining share of company (b)	5,000
Unconditional contracts for purchase of raw materials, motors, and controls	120,138
Open purchase orders in the normal course of business	221,267
	$ 746,793

(a) Included within our IT service contracts are unconditional payments in the amount of $43.9 million. We are currently renegotiating one of our information technology service contracts and expect to significantly reduce our future contractual obligation. This service contract represents $382 million of total information technology service contracts as of December 31, 2004.

(b) We own 50% of a small refrigeration company and are contingently obligated to purchase the remaining 50% no later than 2014. Our purchase commitment can be accelerated under certain circumstances. The purchase price will be determined based upon the profitability of the company but cannot be less than $5 million.

NOTE 14—INCOME TAXES

Components of earnings and taxes consist of:

(in thousands)	2004	2003	2002
Income (loss) before taxes and cumulative effect of changes in accounting principles:			
U.S.	$ (31,034)	$ (46,650)	$ 9,134
Non-U.S.	126,011	60,718	97,757
	94,977	14,068	106,891
Income tax expense:			
Current:			
U.S. Federal	1,436	—	3,974
State	1,008	1,078	1,587
Non-U.S.	28,167	31,777	19,819
Total Current	30,611	32,855	25,380
Deferred tax (benefit) expense:			
U.S.	(20,718)	(23,037)	2,414
Non-U.S.	3,505	(7,165)	(2,079)
Total Deferred	(17,213)	(30,202)	335
Provision for income taxes	$ 13,398	$ 2,653	$ 25,715

Provision for income taxes differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to income before income taxes and cumulative effect of changes in accounting principles as a result of the following:

(in thousands)	2004	2003	2002
Tax expense at statutory rate	$ 33,242	$ 4,924	$ 37,412
Increase (decrease) resulting from:			
Equity in earnings of affiliates/minority interest	50	1,272	1,098
Taxes on foreign earnings	(3,356)	6,588	(9,996)
State income taxes–current	656	701	1,031
State income taxes–deferred	(1,193)	(1,169)	1,310
Export incentives	(3,754)	(7,750)	(3,000)
Other items	(12,247)	(1,913)	(2,140)
Provision for income taxes	$ 13,398	$ 2,653	$ 25,715

In 2004, taxes on foreign earnings were favorably impacted by tax holidays in certain foreign jurisdictions ($11.3 million), other favorable rate variances ($11 million), the reduction in the valuation allowance recorded in connection with a foreign tax loss carryforward ($1.6 million), a tax benefit recorded in connection with a prior year restructuring action involving the disposition of foreign operations ($1.5 million), and recognition of certain foreign tax credits following enactment of the

American Jobs Creation Act of 2004 ($1.3 million), offset by increases to valuation allowances recorded in connection with certain foreign tax loss carryforwards ($7.7 million), operating losses in jurisdictions where no tax benefit was recognized ($6.7 million), and the unfavorable tax impact of deemed and actual distributions ($8.9 million). In 2003, taxes on foreign earnings was impacted by tax holidays in certain foreign jurisdictions ($15.4 million) and other favorable rate variances ($2.4 million), offset by foreign restructuring actions for which the tax benefit was less than the statutory rate ($14.7 million), operating losses in jurisdictions where no tax benefit was recognized ($3.6 million), and the unfavorable tax impact of deemed and actual distributions ($6.1 million). In 2002, taxes on foreign earnings were primarily impacted by tax holidays in certain foreign jurisdictions ($16.2 million) and other favorable rate variances ($3.5 million), offset by the unfavorable impact of deemed and actual distributions ($6 million) and a loss on the disposition of a foreign operation that yielded no tax benefit ($3.7 million). Included within state income taxes-deferred in 2004 is a $2.1 million charge associated with an adjustment in the rate at which state deferred taxes are recorded. Included within the other items in 2004 is an $8.2 million tax benefit recorded during the second quarter, following the conclusion of an examination by the IRS of our federal income tax returns for the years 1997, 1998, and 1999. Other items also consist primarily of R&D credits of $4.7 million, $2.3 million, and $2 million for years 2004, 2003, and 2002, respectively.

The provision for income taxes reported above excludes the tax benefit of $10.7 million related to the 2003 cumulative effect of a change in accounting principle associated with the adoption of FIN 46 related to variable interest entities. This tax benefit was recorded at applicable U.S. federal and state income tax rates. No tax benefit was applied to the 2002 cumulative effect of a change in accounting principle associated with the adoption of SFAS No. 142, because the goodwill was not tax deductible.

Several foreign subsidiaries continue to operate under separate tax holiday arrangements as granted by certain foreign jurisdictions. The nature and extent of such arrangements vary, and the benefits of such arrangements phase out in future years according to the specific terms and schedules as set forth by the particular taxing authorities having jurisdiction over the arrangements.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2004 and 2003 are presented below:

(in thousands)	2004	2003
Deferred tax assets:		
Receivables, net, principally due to allowance for doubtful receivables	$ 4,808	$ 3,556
Inventories, including uniform capitalization	11,752	16,547
Accrued expenses, due to accrual for financial reporting purposes	30,627	21,835
Warranties, due to accrual for financial reporting purposes	38,876	32,307
Postretirement and postemployment benefits	78,091	72,505
Foreign tax loss carryforwards	40,526	38,657
Foreign tax credit carryforwards	22,593	25,627
R&D credit carryforwards	13,942	9,925
U.S. federal tax loss carryforwards	—	6,076
U.S. state tax loss carryforwards	27,754	15,599
Other carryforward items	965	2,829
	269,934	245,463
Valuation allowances for U.S. state tax loss carryforwards	(24,432)	(12,542)
Valuation allowances for certain foreign tax loss carryforwards	(23,730)	(14,218)
Total deferred tax assets, net of valuation allowances	221,772	218,703
Deferred tax liabilities:		
Plant, equipment, and intangible assets due to purchase accounting adjustments and differences in depreciation and amortization	13,619	38,719
Inventory, due to purchase accounting adjustments	12,130	18,357
Other	9,336	426
Total deferred tax liabilities	35,085	57,502
Net deferred tax assets	$ 186,687	$ 161,201

Deferred tax assets and liabilities are included in the consolidated balance sheet line items as of December 31, 2004 and 2003 as follows:

(in thousands)	2004	2003
Deferred tax assets:		
Prepayments and other current assets	$ 67,227	$ 61,387
Deferred income taxes	152,259	133,298
Deferred tax liabilities:		
Other long-term liabillities	32,799	33,484
Net deferred tax assets	$ 186,687	$ 161,201

Based on our historical and current pre-tax earnings as well as projections of future taxable income, we believe it is more likely than not that we will realize the net deferred tax assets. The increase in the valuation allowance associated with U.S. state tax loss carryforwards is attributable to the increase in U.S. state tax loss carryforwards for which no benefit has been recorded. The valuation allowance on foreign tax loss carryforwards increased $9.5 million primarily due to adjustments to the beginning of the year balances resulting from continuing losses in certain jurisdictions($7.7 million), and due to additional losses (net of expiring losses) in jurisdictions where the deferred tax assets are not expected to be realized ($3.4 million), offset by the reduction of a valuation allowance in a jurisdiction, due to improved operating performance ($1.6 million). Of the $40.5 million of gross deferred tax assets relating to foreign tax loss carryforwards, $5.3 million are subject to expiration limitations, and approximately $3.3 million ($1.9 million net of valuation allowance) are set to expire over the next three years. The remaining tax losses carry no expiration date.

Foreign tax credit carryforwards of $4.8 million, $6.6 million, $1.5 million, and $9.7 million expire in 2010, 2011, 2012, and 2013, respectively. Of the $13.9 million in R&D credit carryforwards, $0.6 million of this amount is set to expire in 2020; the remainder expires in subsequent years.

The IRS is examining our Federal income tax returns for 2000, 2001, 2002, and 2003. Various other federal, state, and foreign tax returns are under examination by the applicable authorities. We do not anticipate any material adverse effect to our consolidated financial statements resulting from these examinations.

Neither income taxes nor foreign withholding taxes have been provided on $342 million and $286 million of cumulative undistributed earnings of foreign subsidiaries and affiliates at December 31, 2004 and 2003, respectively. These earnings are considered permanently invested in the businesses and, under the tax laws, are not subject to such taxes until distributed as dividends. If the earnings were not considered permanently invested, approximately $82 million and $71 million of deferred income taxes, consisting of foreign withholding taxes and additional U.S. tax net of foreign tax credits, would have been provided at December 31, 2004 and 2003, respectively.

On October 22, 2004, the American Jobs Creation Act (AJCA) was signed into law in the U.S. The AJCA includes a temporary deduction from U.S. taxable income of 85% of certain foreign earnings that are repatriated to the U.S., as defined in the AJCA. We may elect to apply this provision to qualifying earnings repatriations in 2005 only. We have begun an evaluation of the effects of the repatriation provision of the AJCA; however, we are awaiting the issuance of further regulatory guidance expected from the Treasury Department and final resolution on a technical corrections bill that has been introduced in Congress with respect to certain provisions in the AJCA. We expect to complete our evaluation within a reasonable period of time following the publication of the Treasury guidance and resolution on the proposed legislation. The range of possible amounts that we are considering for repatriation under the AJCA is between zero and $342 million. The related potential range of income tax is between zero and $43 million. Pursuant to FSP 109-2, as it has not become apparent that we will repatriate any foreign earnings, and the earnings are considered permanently reinvested, no income taxes or foreign withholding taxes have been provided.

NOTE 15—ACQUISITIONS AND DIVESTITURES

We made cash payments of $0.4 million, $6 million, and $2.2 million during 2004, 2003, and 2002, respectively, related to the acquisition of several small businesses. In 2002, we sold air conditioning operations in Australia for $12.1 million; the sale resulted in a loss of $10.3 million. Finalization of the Australia sale resulted in a gain of $0.3 million in 2003. In 2004 and 2003, there were no similar transactions.

NOTE 16—CHARGES TO OPERATIONS

In 2004, 2003, and 2002, we incurred costs (credits) by segment as follows:

(in thousands)	2004	2003	2002
2003 and 2004 Initiatives			
Global Applied:			
Americas	$ 320	$ 22,812	$ —
Europe, Middle East, and Africa	2,056	56,620	—
Asia	(28)	3,407	—
	2,348	82,839	—
Unitary Products Group	—	9,654	—
Bristol Compressors	(198)	2,135	—
Corporate	(850)	2,708	—
	1,300	97,336	—
2000 and 2001 Initiatives			
Global Applied			
Americas	—	—	205
Europe, Middle East, and Africa	—	(39)	(1,034)
Asia	—	(418)	209
	—	(457)	(620)
Unitary Products Group	—	—	2,122
Bristol Compressors	(293)	—	(1,543)
Corporate	—	—	18
	(293)	(457)	(23)
Total charges to operations, net	1,007	96,879	(23)
Charges reflected in cost of goods sold	—	5,484	88
Restructuring and other charges, net	$ 1,007	$ 91,395	$ (111)

2003 and 2004 Initiatives

In 2003, we initiated actions to further reduce our overall cost structure and support the implementation of our new geographic organization. These actions include the further reduction of manufacturing capacity, the elimination of certain product lines, the exiting of several small, non-core businesses, and the write-down of assets associated with a European joint venture, as well as cost reductions associated with the consolidation of our former ESG and YRG segments.

During 2004, we initiated additional actions to support the implementation of our new geographic organization in EMEA and further reduced the production in one Americas manufacturing facility. These additional actions were mainly comprised of severance and are expected to be completed by December 2005.

Charges included write-downs for the impairment of assets relating to businesses or facilities to be closed or divested, severance and other accruals relating to planned reductions in workforce throughout the Company, and estimated costs related to the elimination of certain product lines. Workforce reductions included the severance of approximately 1,300 salary and wage employees.

2000 and 2001 Initiatives

In 2000, we initiated a cost reduction process, which included plant closures and divestitures, product line and facility rationalizations, selling, general, and administrative expense reductions, and other actions. In 2001, we expanded the scope of the cost reduction process to include additional plant closings and staff reductions. As of December 31, 2002, all of the 2000 and 2001 actions were substantially complete.

Detail of activity relating to the 2003 and 2004 initiatives and the 2000 and 2001 initiatives in the years ended December 31, 2004, 2003, and 2002 is as follows:

(in thousands)	Non-cash Write-downs	Accruals at Beginning of Year	Accruals Established	Utilized	Accrual Reduction	Accruals at End of Year
2004 Activity:						
Severance	$ —	$ 16,537	$ 3,765	$ 11,585	$ 2,391	$ 6,326
Contractual and other obligations	—	6,156	—	3,062	364	2,730
Other	—	1,220	—	1,210	3	7
	—	23,913	3,765	15,857	2,758	9,063
2003 Activity:						
Fixed asset write-downs	18,266	—	—	—	—	—
Inventory write-downs	5,484	—	—	—	—	—
Receivables write-downs	405	—	—	—	—	—
Other asset write-downs	17,120	—	—	—	—	—
Severance	—	1,469	29,167	12,939	1,160	16,537
Contractual and other obligations	—	1,654	14,756	9,644	610	6,156
Warranty	—	599	—	599	—	—
Other	—	224	13,508	12,455	57	1,220
	41,275	3,946	57,431	35,637	1,827	23,913
2002 Activity:						
Fixed asset write-downs	1,500	—	—	—	—	—
Inventory write-downs	44	—	—	—	—	—
Receivables write-downs	87	—	—	—	—	—
Gain on sale of fixed assets	(1,396)	—	—	—	—	—
Severance	—	10,728	1,147	9,298	1,108	1,469
Contractual and other obligations	—	3,011	6	925	438	1,654
Warranty	—	563	44	8	—	599
Other	—	2,017	635	1,884	544	224
	$ 235	$ 16,319	$ 1,832	$ 12,115	$ 2,090	$ 3,946

NOTE 17—SEGMENT INFORMATION

Our global business operates in the HVAC&R industry. Effective January 1, 2003, we consolidated our former YRG and ESG segments and reorganized management of the combined business. Our new organization consists of Global Applied, Unitary Products Group, and Bristol Compressors. The Global Applied business is comprised of three geographic regions: the Americas; Europe, Middle East, and Africa (EMEA); and Asia. Global Applied's three geographic regions, Unitary Products Group, and Bristol Compressors represent our reportable segments. Amounts for the year ended December 31, 2002 were reclassified to conform to the current presentation.

Global Applied designs, produces, markets, and sells HVAC&R equipment and solutions and provides maintenance and service of equipment manufactured by us and by others. Types of equipment include air-cooled and water-cooled chillers, large packaged rooftop units, indoor and outdoor air handling and ventilating equipment, variable air volume units, centrifugal, screw, and reciprocating compressors, condensers, evaporators, heat exchangers, industrial and marine chillers, ice makers, mini-splits, process refrigeration systems, hygienic air distribution systems, gas compression systems, and control equipment to monitor and control the entire system. Heating and air conditioning solutions are provided for buildings ranging from small office buildings and fast food restaurants to large commercial and industrial complexes. Refrigeration systems are provided for industrial applications in the food and beverage, electronics, chemical, and petroleum industries. Cooling and refrigeration systems are also supplied for use on naval, commercial, and passenger vessels. Products within Global Applied are similar in nature. Products produced in our factories are utilized in both air conditioning and refrigeration applications depending on customers needs. The end use application is the determining factor in labeling a product as refrigeration or air conditioning. As part of the integration of our former YRG and ESG segments, we sell our full line of HVAC&R products through one sales channel, regardless of the application. Also within Global Applied, we sell services in the form of inspection, service, repair, maintenance, commissioning of equipment, and other service activities.

The following table summarizes net sales, excluding intragroup sales, by product and service category within the Global Applied segment:

(in thousands)	2004	2003	2002
Global Applied net sales:			
Air conditioning products	$1,717,072	$1,543,737	$1,562,488
Refrigeration products	1,222,982	1,056,189	803,330
Services	469,387	427,668	384,335
	$3,409,441	$3,027,594	$2,750,153

Unitary Products Group (UPG) produces heating and air conditioning solutions for buildings ranging from private homes and apartments to small commercial buildings. UPG products include ducted central air conditioning and heating systems (air conditioners, heat pumps, and furnaces), and light commercial heating and cooling equipment.

Bristol Compressors (Bristol) manufactures reciprocating and scroll compressors for our use and for sale to original equipment manufacturers and wholesale distributors. Bristol purchases an essential component from one vendor. Due to consolidation in the vendor's industry, there are limited alternate sources of supply. We believe an alternate source of supply is attainable in the event the current vendor is unable to supply the component. However, a change in vendors would cause a delay in manufacturing and loss of sales, which would adversely impact the results of operations of Bristol and our consolidated results of operations.

The following table provides our segment operating results, assets, and other items:

(in thousands)	2004	2003	2002
Net sales:			
Global Applied:			
Americas	$1,520,645	$1,388,930	$1,335,392
Europe, Middle East, and Africa	1,512,006	1,343,138	1,161,605
Asia	611,655	490,063	418,599
Intragroup sales	(234,865)	(194,537)	(165,443)
	3,409,441	3,027,594	2,750,153
Unitary Products Group	854,100	760,059	736,789
Bristol Compressors	426,657	451,241	515,372
Eliminations(1)	(180,055)	(162,840)	(158,941)
	4,510,143	4,076,054	3,843,373
(1)Eliminations include the following intersegment net sales:			
Global Applied	2,372	2,673	2,623
Unitary Products Group	59,245	52,896	48,105
Bristol Compressors	118,438	107,271	108,213
Eliminations	180,055	162,840	158,941
Income from operations:			
Global Applied:			
Americas	50,387	54,855	39,710
Europe, Middle East, and Africa	47,085	44,691	50,550
Asia	69,656	69,634	55,945
	167,128	169,180	146,205
Unitary Products Group	75,454	60,698	40,262
Bristol Compressors	5,220	25,405	29,002
General corporate expenses, eliminations, and other non-allocated items	(118,614)	(79,858)	(44,037)
Charges and other expenses	(1,007)	(119,749)	(9,917)
Gain (loss) on divestiture	—	345	(10,319)
	128,181	56,021	151,196
Equity in earnings of affiliates:			
Global Applied:			
Europe, Middle East, and Africa	5,503	2,554	2,038
Asia	1,037	984	964
	6,540	3,538	3,002
Bristol Compressors	2,029	2,044	1,178
	8,569	5,582	4,180
Interest expense, net	(41,773)	(47,535)	(48,485)
Income before taxes and cumulative effect of changes in accounting principles	94,977	14,068	106,891
Provision for income taxes	(13,398)	(2,653)	(25,715)
Income before cumulative effect of changes in accounting principles	$ 81,579	$ 11,415	$ 81,176

(in thousands)	2004	2003	2002
Total assets:			
Global Applied:			
Americas	$ 774,015	$ 711,103	$ 683,138
Europe, Middle East, and Africa	1,033,824	937,981	831,662
Asia	511,703	389,456	337,303
Eliminations and other non-allocated assets	(206,719)	(111,789)	(51,570)
	2,112,823	1,926,751	1,800,533
Unitary Products Group	438,933	384,355	419,540
Bristol Compressors	242,473	242,375	264,111
Eliminations and other non-allocated assets	216,186	176,342	76,733
	3,010,415	2,729,823	2,560,917
Depreciation and amortization of property, plant, and equipment:			
Global Applied:			
Americas	22,245	22,201	17,428
Europe, Middle East, and Africa	19,706	16,435	14,010
Asia	4,467	4,499	4,015
	46,418	43,135	35,453
Unitary Products Group	11,559	11,231	8,877
Bristol Compressors	12,944	13,316	13,911
Other non-allocated depreciation and amortization	4,126	2,308	3,926
	75,047	69,990	62,167
Capital expenditures:			
Global Applied:			
Americas	20,163	28,174	23,883
Europe, Middle East, and Africa	14,110	8,849	9,767
Asia	8,354	6,700	4,242
	42,627	43,723	37,892
Unitary Products Group	21,980	11,921	14,847
Bristol Compressors	6,275	12,925	12,870
Other non-allocated capital expenditures	11,814	16,135	3,953
	$ 82,696	$ 84,704	$ 69,562

General corporate expenses and charges and other expenses are not allocated to the individual segments for management reporting purposes. General corporate expenses include certain incentive compensation, pension, medical, and insurance costs; corporate administrative costs; development costs for IT applications and infrastructure; the $20 million warranty charge recorded in 2004 discussed in Note 1; and other corporate costs. Charges and other expenses include restructuring and other charges, operating expenses related to cost reduction actions, a curtailment loss related to the decision to replace our defined benefit pension plans for U.S. salaried non-bargaining and certain U.S. salaried bargaining employees with a new defined contribution plan, effective January 1, 2004, costs related to a discontinued product line and executive retirement costs. Non-allocated assets primarily consist of prepaid pension benefit cost, net deferred tax assets, LIFO inventory reserves, and other corporate assets. For management reporting purposes, intersegment sales are recorded on a cost-plus or market price basis. Business segment management compensation is based on segment earnings before interest and taxes, segment net capital employed, and consolidated earnings per share.

Our net sales to the U.S. and to non-U.S. countries are as follows:

	2004	2003	2002
Net sales:			
United States	43%	45%	48%
Other	57%	55%	52%
	100%	100%	100%

No single non-U.S. country or single customer accounts for greater than 10% of our net sales.

Information related to U.S. and non-U.S. sales to outside customers, based on the location of the assets generating the sales, is as follows:

	2004	2003	2002
Net sales:			
United States	48%	51%	55%
Other	52%	49%	45%
	100%	100%	100%

Included in U.S. sales are export sales of $252.4 million, $255.5 million, and $284.9 million in 2004, 2003, and 2002, respectively.

The location of our net property, plant, and equipment is as follows:

	2004	2003	2002
Net property, plant, and equipment:			
United States	54%	55%	56%
Denmark	24%	24%	24%
Other	22%	21%	20%
	100%	100%	100%

NOTE 18—STOCKHOLDERS' EQUITY

Employee Stock Purchase Plan

We provide an employee stock purchase plan that authorizes employees to purchase up to 3 million shares of our common stock, inclusive of 0.5 million shares authorized by the stockholders in May 2004. The purchase price is 85% of the lower of the fair market value of shares at the beginning or end of the period. No compensation expense is recorded in connection with employee purchases of shares. As of December 31, 2004, 0.4 million shares were available for employee purchases. Employees purchased shares under the plan as follows:

	2004	2003	2002
Shares purchased (in thousands)	180	264	174
Weighted average purchase price per share	$ 29.35	$ 21.72	$ 21.74

Management Stock Purchase Plan

In 2003, we established a management stock purchase plan that allows eligible employees to defer a percentage of their annual incentive compensation as vested restricted stock units. We provide a 25% restricted stock unit match which vests over a three-year period. Common stock is issued on the third anniversary from the contribution date or upon employee termination. Deferrals of annual incentive compensation are expensed in the respective incentive period. Matching contributions are expensed over the vesting period. Approximately 43 thousand restricted stock units were issued under the management stock purchase plan in 2004.

Stock Plans

In 2002, our shareholders approved a stock plan that will expire in 2012. As a result, we are authorized to issue up to 3.8 million shares of our common stock through stock option and restricted stock awards. Under a former stock plan, which was originally approved in 1992 and expired in 2002, we issued stock options and restricted stock awards of 7.5 million shares. The general terms of both stock plans are similar. Awards can be granted only to our directors and employees. The exercise price of stock options cannot be less than the fair market value of our common stock on the grant date. The maximum term of stock options is 10 years. Restricted stock awards cannot exceed 3% of our issued and outstanding common stock. We determine the price of restricted stock awards at the time of grant. We also determine vesting requirements of stock option and restricted stock awards at the time of grant.

In 2004, 2003, and 2002, 208 thousand, 136 thousand, and 30 thousand restricted shares, respectively, were granted to key employees. Accordingly, unearned compensation of $7.8 million, $3.2 million and $0.7 million was recorded as a charge to stockholders' equity in 2004, 2003 and 2002, respectively.

Information regarding stock options under our stock plans is as follows (shares in thousands):

	2004			2003			2002		
	Shares	Weighted Average Exercise Price		Shares	Weighted Average Exercise Price		Shares	Weighted Average Exercise Price	
Outstanding, January 1,	4,919	$	32.94	5,343	$	34.58	5,185	$	34.72
Granted	644		37.59	783		21.42	814		35.24
Exercised	(596)		28.45	(777)		28.52	(226)		27.56
Canceled	(387)		37.95	(430)		39.81	(430)		41.19
Outstanding, December 31,	4,580	$	33.75	4,919	$	32.94	5,343	$	34.58
Exercisable, December 31,	3,407	$	34.84	4,061	$	35.17	4,425	$	34.62
Available, December 31,	1,911			1,015			1,884		

	Options Outstanding				Options Exercisable		
Exercise Price Ranges	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price		Shares	Weighted Average Exercise Price	
$20.89 - $27.00	1,281	6.8	$	22.66	780	$	23.55
$28.25 - $35.66	1,478	6.0		33.41	1,460		33.41
$36.27 - $42.50	897	7.3		38.01	243		39.04
$43.69 - $54.50	924	2.2		45.53	924		45.53
$20.89 - $54.50	4,580	5.7	$	33.75	3,407	$	34.84

Accumulated Other Comprehensive Losses

Accumulated other comprehensive losses net of tax, consist of:

(in thousands)		2004		2003
Foreign currency translation adjustments	$	3,610	$	(31,063)
Gain on cash flow hedges		11,767		9,083
Minimum pension liability adjustments		(41,513)		(29,848)
Gain on available for sale securities		234		231
Accumulated other comprehensive losses	$	(25,902)	$	(51,597)

NOTE 19—EARNINGS (LOSS) PER SHARE RECONCILIATION OF SHARES OUTSTANDING

Net income (loss) as set forth in our consolidated statements of operations is used in the computation of basic and diluted earnings (loss) per share information. Reconciliations of shares used in the computations of earnings (loss) per share are as follows:

(in thousands)	2004	2003	2002
Weighted average common shares outstanding used in the computation of basic earnings (loss) per share	41,072	39,684	39,351
Effect of dilutive securities:			
Non-vested restricted shares	144	166	31
Stock options	407	356	388
Weighted average common shares and equivalents used in the computation of diluted earnings (loss) per share	41,623	40,206	39,770
Stock options not included in the earnings (loss) per share computation as their effect would have been anti-dilutive	1,763	2,881	3,563

Summary of Quarterly Results (unaudited)

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004				
Net sales	$ 939,367	$1,221,708	$1,159,274	$1,189,794
Gross profit	171,056	225,675	220,814	213,272
Net (loss) income	(3,875)	38,724	31,345	15,385
(Loss) earnings per share:				
Basic	(0.10)	0.94	0.76	0.37
Diluted	(0.10)	0.92	0.75	0.37
2003				
Net sales	$ 868,357	$1,084,417	$1,008,958	$1,114,322
Gross profit	160,100	226,364	191,062	205,724
Net (loss) income	(13,636)	19,206	(5,430)	(4,138)
(Loss) earnings per share:				
Basic	(0.34)	0.48	(0.14)	(0.10)
Diluted	(0.34)	0.48	(0.13)	(0.10)

Notes regarding quarterly results:

- In the third quarter of 2004, we retroactively adopted a new accounting standard related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. As a result, the first and second quarter net (loss) income and (loss) earnings per share were restated. See Note 12 to our consolidated financial statements. In the second quarter of 2004, we recorded a $20 million warranty charge for the Unitary Products Group furnace inspection and remediation program. See Note 1.
- In the third quarter of 2003, we recorded a $15.4 million reduction to stockholders' equity as a cumulative effect of a change in accounting principle adjustment. See Note 1.
- We recorded net restructuring and other charges of $16.1 million, $33.1 million, $12.1 million, and $30.1 million in the first, second, third, and fourth quarters of 2003, respectively. In the fourth quarter of 2004, we recorded net restructuring charges of $1 million. See Note 16.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

As of December 31, 2004, we carried out an evaluation, under the supervision and with the participation of company management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective.

(b) Management's Report on Internal Control Over Financial Reporting

Our management's report on internal control over financial reporting is set forth in Item 8. Financial Statements and Supplementary Data on page 47 and is incorporated by reference herein.

(c) Changes in Internal Control Over Financial Reporting

During the quarter ended September 30, 2004, we implemented new information technology systems at three Global Applied sites and in our service business in North America. In the quarter ended December 31, 2004, we implemented a new information technology system in our UPG business. As a result, certain changes have been made to our internal control over financial reporting. There were no other changes in our internal control over financial reporting that occurred during the fourth quarter of 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None

Part III

Item 10. Directors and Executive Officers of the Registrant

Information contained under the caption "Election of Directors" in our definitive 2005 Proxy Statement is incorporated herein by reference in response to this item. See Item 1 above for information concerning executive officers.

Our Employee Code of Conduct, which applies to all employees, including our principal executive officer, principal financial officer, and principal accounting officer, is posted on our website at www.york.com. The Employee Code of Conduct is compliant with Item 406 of Regulation S-K as required by the SEC. We intend to disclose any amendments to or waivers of any provisions of the Employee Code of Conduct granted to our principal executive officer, principal financial officer, principal accounting officer, and persons performing similar functions, on our website.

The Board of Directors has adopted charters for its Nominating and Governance Committee, Compensation Committee, and Audit Committee. The Board of Directors also adopted Corporate Governance Guidelines. The Corporate Governance Guidelines and each of the charters are available on our website at www.york.com. These items are also available upon request to the Vice President,

Secretary and General Counsel at York International Corporation, 631 South Richland Avenue, York, PA 17403, or telephone (717) 771-7890.

Item 11. Executive Compensation

Information contained under the caption "Executive Compensation" in our definitive 2005 Proxy Statement is incorporated herein by reference in response to this item.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information contained under the captions "Election of Directors," "Executive Compensation," and "Ownership of Common Stock" in our definitive 2005 Proxy Statement is incorporated herein by reference in response to this item.

Item 13. Certain Relationships and Related Transactions

Information contained under the caption "Ownership of Common Stock" in our definitive 2005 Proxy Statement is incorporated herein by reference in response to this item.

Item 14. Principal Accountant Fees and Services

Information contained under the caption "Independent Accountants" in our definitive 2005 Proxy Statement is incorporated herein by reference in response to this item.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) The following financial statements of York International Corporation and subsidiaries are incorporated herein by reference to pages 47 to 92 of Form 10-K:

Consolidated Balance Sheets – as of December 31, 2004 and 2003
Consolidated Statements of Operations – years ended December 31, 2004, 2003, and 2002
Consolidated Statements of Comprehensive Income (Loss) – years ended December 31, 2004, 2003, and 2002
Consolidated Statements of Cash Flow – years ended December 31, 2004, 2003, and 2002
Consolidated Statements of Stockholders' Equity – years ended December 31, 2004, 2003, and 2002
Notes to Consolidated Financial Statements

(2) The following financial statement schedule for York International Corporation and subsidiaries is included herein:

II Valuation and Qualifying Accounts - years ended December 31, 2004, 2003, and 2002; (Page 103 of Form 10-K)

All other schedules are omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm Covering Financial Statement Schedule; (Page 102 of Form 10-K)

(3) The exhibits filed in response to Item 601 of Regulation S-K are as follows:

Exhibit Number	Description
3.1	Amended and Restated Certificate of Registrant (Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement in Form S-3, File No. 33-91292, filed on June 7, 1995)

3.2 Certificate of Amendment to the Amended and Restated Certificate of Incorporation dated May 3, 1996 (Incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-10863)

3.3 By-Laws of Registrant, restated as of December 17, 1996 (Incorporated by reference to Exhibit 3.3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-10863)

4.1 Indenture effective as of June 1, 1998 between the Registrant and State Street Bank and Trust Company, a Massachusetts chartered trust company, as Trustee (Incorporated by reference to Exhibit 4 to the Registrant's Form 8-K, File No. 1-10863, filed on May 28, 1998)

4.2 Senior Indenture dated as of August 9, 2001 between the Registrant and the Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement filed on Form S-3, File No. 333-59678, filed on April 27, 2001)

4.3 Five Year Credit Agreement, dated as of May 29, 2001, among York International Corporation, as borrower, the initial lenders and initial issuing bank named therein, as initial lenders and initial issuing bank, Citibank, N.A., as administrative agent, The Chase Manhattan Bank, as syndication agent, Bank of Tokyo-Mitsubishi, First Union National Bank, and Fleet National Bank, as documentation agents, and JP Morgan Securities, Inc. and Salomon Smith Barney Inc., as joint lead arrangers and joint bookrunners. (Incorporated by reference to Exhibit 4.3 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, File No. 1-10863)

4.4 Amendment No. 1 to the Five Year Credit Agreement, dated as of May 29, 2002, among York International Corporation, the lenders named therein, as lenders, and Citibank, N.A., as administrative agent for the lenders. (Incorporated by reference to Exhibit 4.2 to Registrant's Form 10-Q for the quarter ended June 30, 2002, File No. 1-10863)

4.5 Amendment No. 2 to The Five Year Credit Agreement, dated as of March 14, 2003, among York International Corporation, the lenders named therein, as lenders, and Citibank, N.A., as administrative agent for the lenders (Incorporated by reference to Exhibit 4.2 to Registrant's Form 10-Q for the quarter ended March 31, 2003, File No. 1-10863)

4.6 Purchase and Sale Agreement, dated as of December 21, 2001, between York International Corporation and Bristol Compressors, Inc., as originators, and York Receivables Funding LLC (Incorporated by reference to Exhibit 4.7 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2001, File No. 1-10863)

4.7 364-Day Revolving Credit Agreement, dated as of March 11, 2005, among York International Corporation, as borrower, Citibank, N.A., as administrative agent, J.P. Morgan Chase Bank, N.A., as syndication agent, Bank of America, N.A., Bank of Tokyo Mitsubishi Trust Company, BNP Paribas and Nordea Bank Finland PLC, as co-documentation agents, and a syndicate of 14 lenders described therein (Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K Current Report filed on March 14, 2005, File No. 1-10863)

4.8 Amended and Restated Receivables Purchase Agreement dated as of May 17, 2004 among York Receivables Funding LLC, as seller, York International Corporation, as initial servicer, Gotham Funding Corporation, as a conduit purchaser, The Bank of Tokyo-Mitsubishi, LTD., New York Branch, as agent for the Gotham Purchaser Group, Liberty Street Funding Corp., as a conduit purchaser, The Bank of Nova Scotia, as agent for the Liberty Street Purchaser Group, and The Bank of Tokyo-Mitsubishi, LTD., New York Branch as administrator (Incorporated by reference to Exhibit 4.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, File No. 1-10863)

4.9 Amendment No. 1 to Amended and Restated Receivables Purchase Agreement, dated October 1, 2004, among, York International Corporation, York Receivables Funding LLC, The Members of Various Purchaser Groups from time to time party hereto, and The Bank of Tokyo-Mitsubishi, LTD., as administrator (filed herewith)

4.10 Amendment No. 2 to Amended and Restated Receivables Purchase Agreement, dated December 16, 2004, among, York International Corporation, York Receivables Funding LLC, The Members of Various Purchaser Groups from time to time party hereto, and The Bank of Tokyo-Mitsubishi, LTD., as administrator (filed herewith)

*10.1 Registrant's Amended and Restated 1992 Omnibus Stock Plan (Incorporated by reference to Exhibit 10.1 to Registrant's Annual Report on Form 10-Q for the quarter ended March 31, 1997, File No. 1-10863)

*10.2 Amendment No. 1 to the York International Corporation Amended and Restated 1992 Omnibus Stock Plan, dated February 16, 1999 (Incorporated by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998, File No. 1-10863)

*10.3 Amendment No. 2 to the York International Corporation Amended and Restated 1992 Omnibus Stock Plan, dated February 9, 2000 (Incorporated by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999, File No. 1-10863)

*10.4 Amendment No. 3 to the York International Corporation Amended and Restated 1992 Omnibus Stock Plan, effective July 27, 2000 (Incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, File No. 1-10863)

*10.5 York International Corporation Supplemental Executive Retirement Plan (Incorporated by reference to Exhibit 10.12 to Registrant's Annual Report on form 10-K for the year ended December 31, 1993, File No. 1-10863)

*10.6 Amendment No. 1 to the York International Corporation Supplemental Executive Retirement Plan, effective January 1, 1997 (Incorporated by reference to Exhibit 10.17 to Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2003, File No. 1-10863)

*10.7 Amendment No. 2 to the York International Corporation Supplemental Executive Retirement Plan (Incorporated by reference to Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)

*10.8 York International Corporation Amended and Restated Executive Deferred Compensation Plan, effective July 1, 2001 (Incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, File No. 1-10863)

*10.9 First Amendment to the York International Corporation Executive Deferred Compensation Plan (Incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, File No. 1-10863)

*10.10 Second Amendment to the York International Corporation Executive Deferred Compensation Plan, dated December 3, 2003 (Incorporated by reference to Exhibit 10.12 to Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2003, File No. 1-10863)

*10.11 York International Corporation Management Stock Purchase Plan (Incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, File No. 1-10863)

*10.12 Form of Restricted Stock Agreement by and between Registrant and certain of its employees, dated March 26, 2003 (Incorporated by reference to Exhibit 10.14 to Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2003, File No. 1-10863)

*10.13 Employment Agreement between York International Corporation and Michael R. Young, dated December 29, 1999 (Incorporated by reference to Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999, File No. 1-10863)

*10.14 Employment Agreement between York International Corporation and Kam Leong, dated December 29, 1999 (Incorporated by reference to Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-10863)

*10.15 Retirement Agreement between York International Corporation and Michael R. Young, dated October 6, 2003 (Incorporated by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2003, File No. 1-10863)

*10.16 Form of Amendment No. 1 to Employment Agreement between the Registrant and certain of its key executives. (Incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, File No. 1-10863)

*10.17 Employment Agreement between York International Corporation and C. David Myers, dated December 31, 2003 (Incorporated by reference to Exhibit 10.25 to the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2003, File No. 1-10863)

*10.18 Employment Agreement between York International Corporation and Thomas F. Huntington, dated December 31, 2003 (Incorporated by reference to Exhibit 10.26 to the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2003, File No. 1-10863)

*10.19 Employment Agreement between York International Corporation and Peter C. Spellar, dated December 31, 2003 (Incorporated by reference to Exhibit 10.28 to the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2003, File No. 1-10863)

*10.20 Form of Employment Agreement between York International Corporation and certain other key executives, dated December 31, 2003 (Incorporated by reference to Exhibit 10.29 to the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2003, File No. 1-10863)

*10.21 Employment Agreement between York International Corporation and David Kornblatt, dated March 24, 2004 (Incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, File No. 1-10863)

*10.22 Employment Agreement between York International Corporation and Iain A. Campbell, dated March 24, 2004 (Incorporated by reference to Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, File No. 1-10863)

*10.23 Employment Agreement between York International Corporation and Jeffrey D. Gard, dated March 24, 2004 (Incorporated by reference to Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, File No. 1-10863)

*10.24 York International Corporation Amended and Restated 2002 Incentive Compensation Plan (Incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, File No. 1-10863)

*10.25 York International Corporation Amended and Restated 2002 Omnibus Stock Plan (Incorporated by reference to Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, File No. 1-10863)

*10.26 Form of Director Restricted Stock Agreement (Incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, File No. 1-10863)

*10.27 Form of Executive Officer Restricted Stock Agreement (Incorporated by reference to Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, File No. 1-10863)

*10.28	Form of Executive Officer Stock Option Agreement (Incorporated by reference to Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, File No. 1-10863)
*10.29	Form of Grant to Corporate Executive under the Amended and Restated 2002 Incentive Compensation Plan (Incorporated by reference to Exhibit 10.4 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, File No. 1-10863)
*10.30	Form of Grant to Business Unit Executive under the Amended and Restated 2002 Incentive Compensation Plan (Incorporated by reference to Exhibit 10.5 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, File No. 1-10863)
*10.31	Form of Grant to Executive under the Mid-Term Portion of the Amended and Restated 2002 Incentive Compensation Plan (Incorporated by reference to Exhibit 10.6 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, File No. 1-10863)
*10.32	Agreement between York International Corporation and Kam Leong, dated November 15, 2004 (Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K Current Report filed on November 15, 2004, File No. 1-10863)
*10.33	Employment Agreement between York International Corporation and Peter Spellar, dated January 4, 2005 (Incorporated by reference to the Registrant's Form 8-K Current Report filed on January 11, 2005, File No. 1-10863)
*10.34	Form of Grant to Business Unit Executive under the Amended and Restated 2002 Incentive Compensation Plan (Incorporated by reference to the Registrant's Form 8-K Current Report filed on February 1, 2005, File No. 1-10863)
*10.35	Form of Grant to Corporate Executive under the Amended and Restated 2002 Incentive Compensation Plan (Incorporated by reference to the Registrant's Form 8-K Current Report filed on February 1, 2005, File No. 1-10863)
*10.36	Employment Agreement between York International and Kim Buchwald, dated February 16, 2005 (Incorporated by reference to the Registrant's Form 8-K Current Report filed on February 16, 2005, File No. 1-10863)
12	Statement re: Computation of Ratio of Earnings to Fixed Charges (filed herewith)
21	Subsidiaries of the Registrant (filed herewith)
23	Consent of Independent Registered Public Accounting Firm (filed herewith)
24	Power of Attorney (filed herewith)
31.1	Certification of the Chief Executive Officer of York International Corporation pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.2	Certification of the Chief Financial Officer of York International Corporation pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.1	Certification of the Chief Executive Officer and Chief Financial Officer of York International Corporation pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

* Required to be filed as management contracts, compensatory plans, or arrangements required to be identified pursuant to Item 15(a)(3) of the registrant's report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YORK INTERNATIONAL CORPORATION

/S/ C. David Myers

C. David Myers
President and Chief Executive Officer

Date: March 14, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on this 14th day of March 2005.

Signature	Title
/S/ C. David Myers **C. David Myers**	President and Chief Executive Officer (Principal Executive Officer)
/S/ M. David Kornblatt **M. David Kornblatt**	Vice President and Chief Financial Officer (Principal Financial Officer)
/S/ David C. Elder **David C. Elder**	Controller (Principal Accounting Officer)

Directors

*
Gerald C. McDonough

*
W. Michael Clevy

*
J. Roderick Heller, III

*
Robert F. B. Logan

*
Paul J. Powers

*
Donald M. Roberts

*
James A. Urry

/S/ C. David Myers
C. David Myers

* By /S/ Jane G. Davis
Jane G. Davis
Attorney-in-Fact

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
York International Corporation:

Under date of March 14, 2005, we reported on the consolidated balance sheets of York International Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive income (loss), cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 2004, as contained in Item 8. Financial Statements and Supplementary Data. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedule, Valuation and Qualifying Accounts. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

Harrisburg, Pennsylvania

March 14, 2005

SCHEDULE II

YORK INTERNATIONAL CORPORATION AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS

Years Ended December 31, 2004, 2003, and 2002

(in thousands)

Column A: Description	Column B: Balance at Beginning of Period	Column C: Additions Costs and Expenses	Column D: Deductions	Column E: Balance at Close of Period
2004				
Allowance for doubtful receivables	$ 29,380	8,248	6,336	$ 31,292
Warranties	$ 101,675	96,803	77,267	$ 121,211
2003				
Allowance for doubtful receivables	$ 27,946	11,862	10,428	$ 29,380
Warranties	$ 87,940	91,919	78,184	$ 101,675
2002				
Allowance for doubtful receivables	$ 25,675	18,587	16,316	$ 27,946
Warranties	$ 87,883	75,887	75,830	$ 87,940

Warranties include standard warranties and extended warranty contracts sold to customers to increase the warranty period beyond the standard period. Extended warranty contracts sold are reflected in Column C: Additions Costs and Expenses and amortized revenue is reflected in Column D: Deductions in the above schedule.

EXHIBIT INDEX

Exhibit Number	Description
3.1	Amended and Restated Certificate of Registrant (Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement in Form S-3, File No. 33-91292, filed on June 7, 1995)
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation dated May 3, 1996 (Incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-10863)
3.3	By-Laws of Registrant, restated as of December 17, 1996 (Incorporated by reference to Exhibit 3.3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-10863)
4.1	Indenture effective as of June 1, 1998 between the Registrant and State Street Bank and Trust Company, a Massachusetts chartered trust company, as Trustee (Incorporated by reference to Exhibit 4 to the Registrant's Form 8-K, File No. 1-10863, filed on May 28, 1998)

4.2 Senior Indenture dated as of August 9, 2001 between the Registrant and the Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement filed on Form S-3, File No. 333-59678, filed on April 27, 2001)

4.3 Five Year Credit Agreement, dated as of May 29, 2001, among York International Corporation, as borrower, the initial lenders and initial issuing bank named therein, as initial lenders and initial issuing bank, Citibank, N.A., as administrative agent, The Chase Manhattan Bank, as syndication agent, Bank of Tokyo-Mitsubishi, First Union National Bank, and Fleet National Bank, as documentation agents, and JP Morgan Securities, Inc. and Salomon Smith Barney Inc., as joint lead arrangers and joint bookrunners. (Incorporated by reference to Exhibit 4.3 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, File No. 1-10863)

4.4 Amendment No. 1 to the Five Year Credit Agreement, dated as of May 29, 2002, among York International Corporation, the lenders named therein, as lenders, and Citibank, N.A., as administrative agent for the lenders. (Incorporated by reference to Exhibit 4.2 to Registrant's Form 10-Q for the quarter ended June 30, 2002, File No. 1-10863)

4.5 Amendment No. 2 to The Five Year Credit Agreement, dated as of March 14, 2003, among York International Corporation, the lenders named therein, as lenders, and Citibank, N.A., as administrative agent for the lenders (Incorporated by reference to Exhibit 4.2 to Registrant's Form 10-Q for the quarter ended March 31, 2003, File No. 1-10863)

4.6 Purchase and Sale Agreement, dated as of December 21, 2001, between York International Corporation and Bristol Compressors, Inc., as originators, and York Receivables Funding LLC (Incorporated by reference to Exhibit 4.7 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2001, File No. 1-10863)

4.7 364-Day Revolving Credit Agreement, dated as of March 11, 2005, among York International Corporation, as borrower, Citibank, N.A., as administrative agent, J.P. Morgan Chase Bank, N.A., as syndication agent, Bank of America, N.A., Bank of Tokyo Mitsubishi Trust Company, BNP Paribas and Nordea Bank Finland PLC, as co-documentation agents, and a syndicate of 14 lenders described therein (Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K Current Report filed on March 14, 2005, File No. 1-10863)

4.8 Amended and Restated Receivables Purchase Agreement dated as of May 17, 2004 among York Receivables Funding LLC, as seller, York International Corporation, as initial servicer, Gotham Funding Corporation, as a conduit purchaser, The Bank of Tokyo-Mitsubishi, LTD., New York Branch, as agent for the Gotham Purchaser Group, Liberty Street Funding Corp., as a conduit purchaser, The Bank of Nova Scotia, as agent for the Liberty Street Purchaser Group, and The Bank of Tokyo-Mitsubishi, LTD., New York Branch as administrator (Incorporated by reference to Exhibit 4.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, File No. 1-10863)

4.9 Amendment No. 1 to Amended and Restated Receivables Purchase Agreement, dated October 1, 2004, among, York International Corporation, York Receivables Funding LLC, The Members of Various Purchaser Groups from time to time party Hereto, and The Bank of Tokyo-Mitsubishi, LTD., as administrator (filed herewith)

4.10 Amendment No. 2 to Amended and Restated Receivables Purchase Agreement, dated December 16, 2004, among, York International Corporation, York Receivables Funding LLC, The Members of Various Purchaser Groups from time to time party Hereto, and The Bank of Tokyo-Mitsubishi, LTD., as administrator (filed herewith)

*10.1 Registrant's Amended and Restated 1992 Omnibus Stock Plan (Incorporated by reference to Exhibit 10.1 to Registrant's Annual Report on Form 10-Q for the quarter ended March 31, 1997, File No. 1-10863)

*10.2	Amendment No. 1 to the York International Corporation Amended and Restated 1992 Omnibus Stock Plan, dated February 16, 1999 (Incorporated by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998, File No. 1-10863)
*10.3	Amendment No. 2 to the York International Corporation Amended and Restated 1992 Omnibus Stock Plan, dated February 9, 2000 (Incorporated by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999, File No. 1-10863)
*10.4	Amendment No. 3 to the York International Corporation Amended and Restated 1992 Omnibus Stock Plan, effective July 27, 2000 (Incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, File No. 1-10863)
*10.5	York International Corporation Supplemental Executive Retirement Plan (Incorporated by reference to Exhibit 10.12 to Registrant's Annual Report on form 10-K for the year ended December 31, 1993, File No. 1-10863)
*10.6	Amendment No. 1 to the York International Corporation Supplemental Executive Retirement Plan, effective January 1, 1997 (Incorporated by reference to Exhibit 10.17 to Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2003, File No. 1-10863)
*10.7	Amendment No. 2 to the York International Corporation Supplemental Executive Retirement Plan (Incorporated by reference to Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)
*10.8	York International Corporation Amended and Restated Executive Deferred Compensation Plan, effective July 1, 2001 (Incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, File No. 1-10863)
*10.9	First Amendment to the York International Corporation Executive Deferred Compensation Plan (Incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, File No. 1-10863)
*10.10	Second Amendment to the York International Corporation Executive Deferred Compensation Plan, dated December 3, 2003 (Incorporated by reference to Exhibit 10.12 to Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2003, File No. 1-10863)
*10.11	York International Corporation Management Stock Purchase Plan (Incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, File No. 1-10863)
*10.12	Form of Restricted Stock Agreement by and between Registrant and certain of its employees, dated March 26, 2003 (Incorporated by reference to Exhibit 10.14 to Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2003, File No. 1-10863)
*10.13	Employment Agreement between York International Corporation and Michael R. Young, dated December 29, 1999 (Incorporated by reference to Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999, File No. 1-10863)
*10.14	Employment Agreement between York International Corporation and Kam Leong, dated December 29, 1999 (Incorporated by reference to Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-10863)

*10.15 Retirement Agreement between York International Corporation and Michael R. Young, dated October 6, 2003 (Incorporated by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2003, File No. 1-10863)

*10.16 Form of Amendment No. 1 to Employment Agreement between the Registrant and certain of its key executives. (Incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, File No. 1-10863)

*10.17 Employment Agreement between York International Corporation and C. David Myers, dated December 31, 2003 (Incorporated by reference to Exhibit 10.25 to the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2003, File No. 1-10863)

*10.18 Employment Agreement between York International Corporation and Thomas F. Huntington, dated December 31, 2003 (Incorporated by reference to Exhibit 10.26 to the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2003, File No. 1-10863)

*10.19 Employment Agreement between York International Corporation and Peter C. Spellar, dated December 31, 2003 (Incorporated by reference to Exhibit 10.28 to the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2003, File No. 1-10863)

*10.20 Form of Employment Agreement between York International Corporation and certain other key executives, dated December 31, 2003 (Incorporated by reference to Exhibit 10.29 to the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2003, File No. 1-10863)

*10.21 Employment Agreement between York International Corporation and David Kornblatt, dated March 24, 2004 (Incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, File No. 1-10863)

*10.22 Employment Agreement between York International Corporation and Iain A. Campbell, dated March 24, 2004 (Incorporated by reference to Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, File No. 1-10863)

*10.23 Employment Agreement between York International Corporation and Jeffrey D. Gard, dated March 24, 2004 (Incorporated by reference to Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, File No. 1-10863)

*10.24 York International Corporation Amended and Restated 2002 Incentive Compensation Plan (Incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, File No. 1-10863)

*10.25 York International Corporation Amended and Restated 2002 Omnibus Stock Plan (Incorporated by reference to Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, File No. 1-10863)

*10.26 Form of Director Restricted Stock Agreement (Incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, File No. 1-10863)

*10.27 Form of Executive Officer Restricted Stock Agreement (Incorporated by reference to Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, File No. 1-10863)

*10.28	Form of Executive Officer Stock Option Agreement (Incorporated by reference to Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, File No. 1-10863)
*10.29	Form of Grant to Corporate Executive under the Amended and Restated 2002 Incentive Compensation Plan (Incorporated by reference to Exhibit 10.4 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, File No. 1-10863)
*10.30	Form of Grant to Business Unit Executive under the Amended and Restated 2002 Incentive Compensation Plan (Incorporated by reference to Exhibit 10.5 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, File No. 1-10863)
*10.31	Form of Grant to Executive under the Mid-Term Portion of the Amended and Restated 2002 Incentive Compensation Plan (Incorporated by reference to Exhibit 10.6 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, File No. 1-10863)
*10.32	Agreement between York International Corporation and Kam Leong, dated November 15, 2004 (Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K Current Report filed on November 15, 2004, File No. 1-10863)
*10.33	Employment Agreement between York International Corporation and Peter Spellar, dated January 4, 2005 (Incorporated by reference to the Registrant's Form 8-K Current Report filed on January 11, 2005, File No. 1-10863)
*10.34	Form of Grant to Business Unit Executive under the Amended and Restated 2002 Incentive Compensation Plan (Incorporated by reference to the Registrant's Form 8-K Current Report filed on February 1, 2005, File No. 1-10863)
*10.35	Form of Grant to Corporate Executive under the Amended and Restated 2002 Incentive Compensation Plan (Incorporated by reference to the Registrant's Form 8-K Current Report filed on February 1, 2005, File No. 1-10863)
*10.36	Employment Agreement between York International and Kim Buchwald, dated February 16, 2005 (Incorporated by reference to the Registrant's Form 8-K Current Report filed on February 16, 2005, File No. 1-10863)
12	Statement re: Computation of Ratio of Earnings to Fixed Charges (filed herewith)
21	Subsidiaries of the Registrant (filed herewith)
23	Consent of Independent Registered Public Accounting Firm (filed herewith)
24	Power of Attorney (filed herewith)
31.1	Certification of the Chief Executive Officer of York International Corporation pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.2	Certification of the Chief Financial Officer of York International Corporation pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.1	Certification of the Chief Executive Officer and Chief Financial Officer of York International Corporation pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
*	Required to be filed as management contracts, compensatory plans, or arrangements required to be identified pursuant to Item 15(a)(3) of the registrant's report on Form 10-K.

Proxy Statement...

YORK® INTERNATIONAL
CORPORATION

NOTICE OF ANNUAL MEETING

TO THE STOCKHOLDERS:

You are cordially invited to attend the 2005 Annual Meeting of Stockholders of York International Corporation (the "Company"). It will be held at the Company's offices at 631 South Richland Avenue, York, Pennsylvania on Thursday, May 26, 2005, at 8:00 a.m., EDT. At the meeting, we will:

1. Elect a Board of Directors to hold office for one year.

2. Ratify the appointment of KPMG LLP as the Company's independent auditor.

Stockholders of record at the close of business on March 28, 2005 are entitled to vote at the meeting.

If you cannot attend the meeting, **please take the time to sign, date and mail the enclosed proxy in the envelope we have provided. Most stockholders can also vote their shares over the Internet or by telephone; voting instructions are printed on your proxy card.** A majority of the outstanding shares of common stock must be represented at the meeting in order to transact business and, regardless of the number of shares you own, your proxy is important in fulfilling this requirement. **By promptly voting your shares you will save the Company the expense involved in further communications.** If you choose to attend the meeting, you may vote in person, even if you have previously sent us your proxy.

On behalf of the Company's Board of Directors

JANE G. DAVIS
Vice President, Secretary and
General Counsel

April 22, 2005

NOTICE OF 2005 ANNUAL MEETING AND PROXY STATEMENT

TABLE OF CONTENTS

PROXY STATEMENT

We are sending you this proxy statement in connection with the Company's solicitation of proxies to be voted at the 2005 Annual Meeting of Stockholders, which we will hold on May 26, 2005, at 8:00 a.m., EDT, at the Company's offices at 631 South Richland Avenue, York, Pennsylvania, and at any adjournment or postponement of the meeting. The Company pays the cost of preparing, printing and mailing this proxy statement. We have retained MacKenzie Partners, Inc. to assist with the solicitation at the Company's expense for a fee of up to $4,000 and all out-of-pocket expenses. In addition to solicitations by mail, regular employees of the Company, without additional compensation, and employees of MacKenzie Partners, Inc. may solicit proxies in person or by telephone. The Company will reimburse brokerage houses and other custodians, nominees and fiduciaries for the costs of sending proxy materials to stockholders.

You can revoke your proxy at any time before the time of voting at the Annual Meeting by (1) executing another proxy at a later date, (2) delivering a written notice to any of the persons named in the proxy, or (3) voting in person at the Annual Meeting.

If you are a holder of record of the Company's common stock at the close of business on March 28, 2005 (the "Record Date"), you are entitled to vote at the Annual Meeting. You are entitled to one vote on each matter presented for each share of stock you own. The proxy committee will vote your proxy at the meeting in accordance with your directions or, if you do not mark any selections, in accordance with the recommendation of the Board of Directors. See "Vote Required to Approve Matters" for a description of quorum and voting requirements and the effect of abstentions and "broker non-votes" on such requirements. On the Record Date, the Company had 41,873,163 shares of common stock outstanding and entitled to vote at the meeting. Each share of common stock outstanding on the Record Date is entitled to one vote on each matter presented at the meeting.

If you plan to attend the Annual Meeting, please keep the admission ticket, which is part of your proxy form. If a broker holds your shares and you would like to attend, please send a written request to the attention of the Corporate Secretary, at our principal executive offices: York International Corporation, 631 South Richland Avenue, York, Pennsylvania 17403. Please include proof of ownership, such as a brokerage account statement, and we will send an admission ticket to you.

The approximate date when this proxy statement and form of proxy will be mailed or distributed to stockholders is April 22, 2005.

VOTE REQUIRED TO APPROVE MATTERS

A quorum for the meeting is a majority of the outstanding shares, represented in person or by proxy. Abstentions, "broker non-votes" (proxies from brokers or nominees indicating they have not received instructions from the beneficial owner as to a matter on which the brokers or nominees do not have discretionary power to vote) and votes withheld will be counted as present for purposes of determining a quorum. Brokers that do not receive instructions are entitled to vote on the election of Directors and the ratification of appointment of auditors.

The election of each Director requires a plurality of the votes cast. Votes withheld will be deemed not to be cast. The ratification of the appointment of auditors requires the affirmative vote of a majority of the votes present in person or by proxy and entitled to vote. With respect to the election of directors, abstentions and broker non-votes will have no effect on the results of the election. With respect to the ratification of the appointment of auditors, abstentions will have the effect of a vote against the proposals; broker non-votes will have no effect on the outcome.

DATE FOR SUBMISSION OF STOCKHOLDER PROPOSALS

Stockholders must submit written proposals by December 12, 2005 in order to be included in the Company's proxy material for the 2006 Annual Meeting of Stockholders. Our Bylaws provide that in order for a stockholder to nominate a candidate for election as a director at an annual meeting of stockholders or propose business for consideration at such meeting, notice must be given to the Secretary of the Company no more than 90 days nor less than 60 days prior to the anniversary of the preceding year's annual meeting. As a result, any notice given by or on behalf of a stockholder pursuant to the provisions of our Bylaws for nominations or business to be considered at our 2006 Annual Meeting, but not included in the Company's proxy materials, must be received between February 24, 2006 and March 27, 2006. Address proposals to Corporate Secretary, York International Corporation, 631 S. Richland Avenue, York, PA 17403. If other matters are properly presented at the Annual Meeting for consideration, the persons named in the proxy will have the discretion to vote on those matters.

Recommendations for director candidates may be submitted directly to the Company's Board of Directors for consideration by sending a written submission to Chairman of the Board, York International Corporation, P.O. Box 1592, Mailstop 364D, York, PA 17405. The submission should identify the individual, his or her educational background, work experience and previous public board service. Any information that would be required to be included in a proxy statement filed under then current Securities and Exchange Commission rules should also be included.

PROPOSAL ONE
ELECTION OF DIRECTORS

NOMINEES

The Board of Directors has fixed the number of Directors to be elected at eight. All Directors will serve for a one-year term. The Board of Directors has affirmatively determined that each of the nominees, other than Mr. Myers, meets the independence standards of the New York Stock Exchange and has no material relationship with the Company or other interest, affiliation or other reason that he might not be independent or that might interfere with his exercise of independent judgment.

The Board of Directors recommends a vote FOR each of the nominees.

The proxy committee will vote in favor of each of the nominees listed below unless you withhold authority to vote for one or more of them. We have no reason to believe that any nominee will be unable to serve as a Director. However, if any nominee should become unable to serve, your proxy will be voted for a substitute nominee designated by the Board of Directors.

The Nominating and Governance Committee is responsible for identifying qualified candidates for nominees as Directors and recommending them to the Board of Directors for nomination. In identifying candidates for the Board of Directors, the Nominating and Governance Committee takes into account certain considerations. The first is that at least two-thirds of the Directors will be independent. The second is that candidates of different ages, races and genders should be considered in order to provide the Company with the benefits of diversity. The third is that nominees should bring experience in a field relevant to the Company's operations. Among the characteristics and qualities the Nominating and Governance Committee seeks are knowledge and extensive management or professional experience in disciplines deemed to be critical for the success of the Company over an indefinite period of time in the future. These include sales and marketing, business and organizational development, research and engineering, manufacturing and service operations, asset management and capital deployment, and financial knowledge and experience. When considering current Board members for nomination for reelection, the Committee considers the member's prior performance and contributions.

In identifying Director candidates, the Nominating and Governance Committee will consider individuals recommended by members of the Board, management and stockholders. Although it has not done so in the past, the Committee may also use the services of a professional search firm or other consultant to identify candidates. When candidates are identified, their background information is evaluated and they are interviewed by the Committee; other members of the Board and members of management may also participate in interviews of candidates. The Nominating and Governance Committee does not evaluate nominees for Director differently based on whether the nominee is recommended by a security holder.

Name and Age on Record Date	Other Positions with the Company or Nominee's Principal Occupation	Director Since
Gerald C. McDonough (76)	Chairman of the Board of Directors; Chairman of G.M. Management Group	1988
C. David Myers (41)	President and Chief Executive Officer	2003
W. Michael Clevy (56)	Vice Chairman, DESA International LLC	2000
J. Roderick Heller, III (67)	Chairman and Chief Executive Officer of Carnton Capital Associates	2001
Robert F. B. Logan (72)	Retired Chairman of the Board and Chief Executive Officer of Banc One Arizona Corporation and Banc One Arizona, NA	1988
Paul J. Powers (70)	Retired Chairman of the Board and Chief Executive Officer of Commercial Intertech Corporation	2000
Donald M. Roberts (69)	Retired Vice Chairman and Treasurer of United States Trust Company of New York and U.S. Trust Corporation	1988
James A. Urry (51)	Partner, Citigroup Venture Capital	1992

Mr. McDonough has been Chairman of G.M. Management Group (strategic advisory services) since 1988. He was Chairman and Chief Executive Officer of Leaseway Holdings, Inc. from 1987 to July 1988 and Chairman and Chief Executive Officer of Leaseway Transportation Corp. from 1982 to 1987.

Mr. Myers has been President and Chief Executive Officer of the Company since February 2004. From June 2003 to February 2004, he was President of the Company. From February 2000 to June 2003 he was Chief Financial Officer of the Company. From 1994 to 2000, he held various finance positions with the Company.

Mr. Clevy has been Vice Chairman of DESA International LLC since February 2004. He was President and Chief Executive Officer of DESA International LLC from December 2002 to February

2004. From November 1999 to December 2000, he was President and Chief Executive Officer of DESA International Inc. From 1995 to 1999, Mr. Clevy was President and Chief Executive Officer of International Comfort Products and was Chief Operating Officer from 1994 to 1995. From 1971 to 1994, he was with the Carrier Corporation unit of United Technologies Corporation, serving most recently as Vice President Manufacturing and Technology, Carrier North American Operations. DESA International, Inc. filed for voluntary Chapter 11 bankruptcy protection on June 8, 2002 and its assets were sold to DESA International LLC in December 2002 .

Mr. Heller has been Chairman and Chief Executive of Carnton Capital Associates since 1997. During 2000, he was also Chairman and Chief Executive Officer of Financial Passport, Inc. From 1985 to 1997, he was Chairman and Chief Executive Officer of NHP, Inc. Mr. Heller is a Director of CCC Information Services Inc. and First Potomac Realty Trust.

Mr. Logan was Chairman of the Board and Chief Executive Officer of Banc One Arizona Corporation and Banc One Arizona, N.A. from April 1995 until his retirement on March 31, 1996. From April 1993 until April 1995, Mr. Logan was a private business consultant. He was with Valley National Bank, as President and Chief Operating Officer from January 1990 until April 1993 and as Senior Executive Vice President from May 1989 to January 1990. Mr. Logan was President and Chief Operating Officer of Alexander Hamilton Life Insurance Company of North America from October 1988 to April 1989, an independent financial advisor from October 1986 to October 1988, and Group Chief Executive and Deputy Chairman of Samuel Montagu & Co. (Holdings) Limited from March 1985 to July 1986.

Mr. Powers was Chairman of the Board and Chief Executive Officer of Commercial Intertech Corporation from 1987 until his retirement in April 2000. Prior to that, he was President and Chief Operating Officer from 1984 to 1987 and Group Vice President, Hydraulics from 1982 to 1984. Mr. Powers is a Director of FirstEnergy Corporation and GlobalSantaFe Corporation.

Mr. Roberts was Vice Chairman, Treasurer and Chief Financial Officer of the United States Trust Company of New York and its parent, U.S. Trust Corporation, from February 1990 until his retirement in September 1995. He was Executive Vice President and Treasurer of both companies from January 1989 to February 1990 and Executive Vice President of both companies from November 1979 to January 1989. Mr. Roberts is a Director of Burlington Resources, Inc.

Mr. Urry is a Partner at Citigroup Venture Capital and has been with Citigroup since 1981. He is a Director of AMI Semiconductor and Intersil.

CORPORATE GOVERNANCE

The business and affairs of our Company are managed by or under the direction of our Board of Directors. The Board reviews and approves operating, financial and other corporate plans, strategies and objectives developed by management. The Board appoints senior managers responsible for conducting the Company's business, sets their compensation and evaluates their performance. It also ensures that succession plans are in place. The Board adopts policies concerning corporate conduct, including compliance with applicable laws and regulations. The Board operates under the York International Corporation Corporate Governance Guidelines, which can be found on our website at www.york.com. The Company's Employee Code of Conduct, which is applicable to all of our Directors, officers and employees, can also be found on our website. The Company will make available to any stockholder upon request print versions of the Company's Corporate Governance Guidelines, the Company's Employee Code of Conduct and the charter of each Committee of the Board of Directors. If you would like a print copy of any of these documents, please send a written request to the attention of the Corporate Secretary at our principal executive offices: York International Corporation, 631 South Richland Avenue, York, PA 17403.

The Board of Directors held eight meetings in 2004 and the Committees held a total of twenty-seven meetings. Each of the Directors attended at least 90% of the aggregate of the meetings of the Board and the Committees on which he served and six Directors attended 100% of those meetings. Directors are encouraged to attend Annual Meetings of the Company's stockholders. Seven Directors attended the 2004 Annual Meeting.

Committees of the Board of Directors

The Board of Directors has the standing Committees described below. Each Committee has a charter and these can be found on our website at www.york.com.

Audit Committee. The Audit Committee retains, oversees and determines the compensation of the Company's independent auditors, its internal audit function and any firm providing internal audit services. The Committee also reviews with the independent auditors, the internal auditors and management the Company's financial statements and the adequacy and effectiveness of the Company's internal auditing and accounting procedures and its financial controls. The Committee reviews with the Company's general counsel the Company's compliance with its ethics policies and applicable laws and regulations. The members of the Audit Committee, who are all independent Directors as defined by the rules of the New York Stock Exchange ("NYSE") and under the Securities Exchange Act of 1934, as amended, are Messrs. Roberts, Logan and Urry. The Board of Directors has determined that all of the Audit Committee members meet the New York Stock Exchange standard of having accounting or related financial management expertise and has designated Mr. Roberts, Chairman of the Committee, as an "audit committee financial expert," as that term is defined in Item 401(h) of Regulation S-K. The Audit Committee held twelve meetings in 2004. The Charter of the Audit Committee is attached as Appendix A.

Compensation Committee. The Compensation Committee determines the compensation of the Company's Directors, CEO, officers, division and subsidiary presidents and general managers and certain other highly compensated employees. It recommends to the Board of Directors the compensation for Directors and the CEO for ratification. The Committee supervises the administration of all benefit plans and other matters affecting executive compensation. The members of the Compensation Committee, who are all independent Directors (as defined by the rules of the NYSE), are Messrs. Powers, Clevy and Heller. The Compensation Committee held six meetings in 2004.

Executive Committee. The Executive Committee has the authority to act on behalf of the Board when specific actions must be taken between Board meetings. The members of the Executive Committee are Messrs. Clevy, McDonough, Powers, Roberts, Urry and Myers. The Executive Committee held no meetings in 2004.

Finance Committee. The Finance Committee periodically reviews the Company's financial objectives and capital structure, reviews the funding and investment results of the Company's pension plans, and reviews acquisitions, divestitures, capital expenditures and financing transactions. The members of the Finance Committee, who are all independent Directors, are Messrs. Logan, Heller and Urry. The Finance Committee held six meetings in 2004.

Nominating and Governance Committee. The Nominating and Governance Committee considers and recommends to the Board nominees for election as Directors and appointments to Committees and makes recommendations to the Board on matters of corporate governance. The Committee has the discretion to consider nominees to the Board recommended to it in writing by stockholders in the manner described in "Date for Submission of Stockholder Proposals." The members of the Nominating and Corporate Governance Committee, who are all independent Directors (as defined by the rules of the NYSE), are Messrs. McDonough, Clevy, Powers and Roberts. The Nominating and Governance Committee held three meetings in 2004.

Director Compensation

The Company pays Directors who are not employees of the Company an annual retainer of $60,000. The Company does not pay any fee for attendance at Board or Committee meetings; the Company does have two Directors who sit on an Advisory Board for the Asia Pacific Business Unit and who receive a meeting fee of $7,500 for each of the two yearly meetings. The non-employee Chairman of the Board also receives an annual retainer of $265,000 for that service. The Chair of the Audit Committee receives an annual retainer of $20,000 and the members of the Audit Committee an annual retainer of $10,000. The Chairs of the Compensation Committee and Finance Committee receive an annual retainer of $10,000. Mr. McDonough, who is Chair of the Nominating and Governance Committee does not receive any additional retainer for that service. The Company reimburses Directors for expenses they incur in attending Board of Directors and Committee meetings. Directors who are not employees of the Company do not participate in any pension plans of the Company.

Directors who are not employees of the Company may elect to defer 100% of their annual retainer under the Company's deferred compensation plan. Amounts deferred are invested in one of several investment options selected by the Director and are paid out when he or she ceases to be a Director.

On May 21, 2004 each of the non-employee Directors received a grant of 1,693 restricted shares of the Company's common stock under the Company's Amended and Restated 2002 Omnibus Stock Plan. Each person who serves as a Director (and is not an employee of the Company) as of the annual meeting of stockholders or who becomes a non-employee Director within six months after that meeting is entitled under the plan to an equity grant that may be in the form of an option to purchase shares of common stock at a price equal to the fair market value of the stock on the date of grant, restricted shares or other share forms. The number of restricted shares granted in 2004 was equivalent to a market value of $60,000. The shares vest after five years, but may vest after three years in the event the Company's earnings per share growth for 2004, 2005 and 2006 averages 10% or more per year.

Directors who are employees of the Company are not compensated for their service as Directors. Mr. Myers is the only Director who is an employee of the Company.

Communications with Directors

The Board of Directors welcomes communications from the Company's stockholders. Stockholders wishing to communicate with our non-executive Chairman or with the Board as a whole may send a written communication to either Chairman of the Board or Board of Directors, York International Corporation, P.O. Box 1592, Mailstop 364D, York, PA 17405. All stockholder communications received will be forwarded to the Chairman or the Directors.

EXECUTIVE COMPENSATION

Report of the Compensation Committee

Relationship of Compensation to Performance

The Compensation Committee believes that the compensation of the Company's executives should provide a strong incentive to achieve the Company's performance objectives. The objectives, which are established by the Board of Directors, are intended to maximize corporate and divisional performance and deliver strong value to the stockholders. Consequently, over half of the executive compensation package is delivered in the form of incentives tied to the achievement of a combination of short-term and longer-term performance objectives. The higher the level of responsibility of an officer, the more his or her total compensation depends on the incentive opportunity. Towards this end, the Company used both annual and longer-term incentive programs in 2004. As part of the Company's Incentive Compensation Plan, for 2004, annual cash bonuses were offered that were tied to the achievement of business plan goals for the year. The Company's Incentive Compensation Plan also contains a Mid-Term Program that provides for an award for achievement of goals over a longer measurement period. In addition, the Compensation Committee grants stock options and restricted stock, designed to provide long-term incentives to key employees and tie their interests directly to those of the Company's stockholders.

Salaries

The Compensation Committee determines the base salary for the Chief Executive Officer and recommends it to the Board of Directors for ratification and sets the base salary for each of the other officers based on a number of factors, including level of responsibility, relevant experience, Company and individual performance, and comparable salaries for officers at other comparably sized industrial corporations. The Committee believes that base salary levels should be positioned to be competitive with the market median of base salaries of companies in comparable industries and that the opportunity to increase compensation above base salaries should be directly related to the achievement of objective performance targets. The Committee retains a prominent executive compensation consulting firm to assist in determining market practice for all forms of executive compensation.

Performance-Based Bonuses

Annual Cash Bonus Program – The Company offers annual cash bonus opportunities under the Annual Cash Bonus Program of its Incentive Compensation Plan. Each year, the Company establishes financial objectives for the succeeding year for its various business units. These financial objectives are, in turn, used to establish overall targets for the financial performance of the Company. For 2004, the financial objectives selected were earnings before interest and taxes ("EBIT") and average net capital employed as a percentage of sales for the operating divisions, and cash flow and earnings per share ("EPS") for the Company. The financial objectives are presented to the Compensation Committee, which approves threshold, target, and overachievement goals based on these objectives. Each of the Company's management employees, including its executive officers, is eligible each year to earn a targeted award expressed as a percentage of base salary. The actual award that is paid depends on the extent to which targets are achieved *(i.e.,* the greater the level of performance of the area for which the employee is responsible, the higher the applicable percentage used to calculate his or her bonus). For the 2004 plan year, any earned incentive bonus payment was contingent upon the Company achieving certification of effective controls over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002.

Bonuses for most individuals are based on the performance of the individual's business unit. For the senior managers in each business unit, a portion of the bonus is based on overall Company performance. In the case of those individuals with responsibility at the corporate level, such as the Chief Executive Officer and other corporate officers, bonuses are based on overall Company performance. Bonus awards paid to the executive officers listed in the Summary Compensation Table are disclosed in that table.

Mid-Term Program – The Mid-Term Program of the Incentive Compensation Plan is intended to cover successive measurement periods. The objectives for the 2002, 2003 and 2004 Mid-Term Program include return on net capital employed and EPS at the end of the 3-year plan period and awards are earned as a percentage of base salary based on market competitive data and job responsibilities. The objectives for each measurement period are established by the Compensation Committee. No payment was earned under the 2002-2004 Mid-Term Program.

Stock Awards

In order to align the interests of management more closely with the long- term interests of the Company's stockholders, the Compensation Committee also issues stock options and restricted stock, pursuant to the Company's Amended and Restated 2002 Omnibus Stock Plan. The Committee grants options to individual employees based on its evaluation of a number of factors, including level of responsibility, current and expected levels of contribution to the Company, and competitive grant practices in the market. The largest grants are awarded to the most senior executive positions, which, in the view of the Compensation Committee, have the greatest potential impact on the Company's profitability and growth. The Company targets the value of long-term incentives at market median. Options under the plan may be either incentive stock options or non-qualified stock options at the discretion of the Compensation Committee. In 2004, the Committee granted non-qualified stock options exercisable at fair market value and restricted stock shares to certain key employees, including certain of the Company's officers. For these individuals, the options will become exercisable in equal installments over a three-year period and the restrictions on the restricted stock will lapse in five years, unless the Company's EPS growth for fiscal years 2004, 2005 and 2006 averages 10% or more per annum, in which case 100% of the stock will vest on the third anniversary of the grant date. Stock option and restricted stock awards to the executive officers named in the Summary Compensation Table are disclosed in that table. The Company has never repriced any stock options.

Certain Other Benefits

The Company provides its executive officers and Directors the opportunity to participate in the Executive Deferred Compensation Plan. The purpose of the plan is to provide a means by which eligible executives may defer receipt of either base salary or annual cash incentive compensation or non-employee Directors may defer receipt of retainers. Deferrals are invested in a variety of mutual funds which fluctuate based on market factors and the plan provides a company match to executives of 2% of the total deferral For 2004, of the executive officers listed in the Summary Compensation Table, only Mr. Myers and Mr. Huntington elected to participate in this program.

The Company also provides its executive officers financial planning services. Company car/car allowances are provided to executive officers located outside the U.S. in keeping with local customs. The Company plane is used on a limited basis for executives on personal travel and included as imputed income to the executive.

The Compensation Committee believes that minimal perquisites should be provided to executives as a part of their overall compensation package. The following table outlines typical perquisites provided to executive officers of similarly situated companies and indicates the 2004 benefit provided to the executive officers listed in the Summary Compensation Table.

Perquisite	Michael R. Young	C. David Myers	Kam Son Leong	Thomas F. Huntington	Peter C. Spellar	Wayne J. Kennedy
Company Car & Driver						
Company Car or Car Allowance	√		√		√	
Financial/Legal Counseling up to $5,500/year	√	√		√	√	√
Country Club Memberships			√	√	√	√
First Class air Travel for Domestic and/or Int'l Flights						
Personal Use of Company Plane						
Use of Company Plane on business w/spouse		√				
Company Paid Supplemental Insurance Plans						
Above Market Interest Paid on Deferred Compensation						
Home Security System						

Compensation of Chief Executive Officer

Mr. Michael R. Young retired as CEO of the Company on February 9, 2004. Payments made to Mr. Young for services prior to and as a result of his retirement are disclosed in the Summary Compensation Table. Mr. Young received a pro-rated cash bonus for 2004 of $14,695 since the Company achieved above threshold on corporate cash flow.

Upon the retirement of Mr. Young, Mr. C. David Myers, who had been President, became the Chief Executive Officer. At that time, Mr. Myers' salary was increased from $600,000 to $700,000 to reflect his additional responsibilities. Mr. Myers elected to decline his cash flow bonus for 2004 in the amount of $207,200 due to the company's 2004 earnings performance and recognition of the company-wide cost reduction actions.

In 2004, Mr. Myers participated in the Company's Mid-Term Incentive Program. The plan may pay out a percentage of base salary based on the level of achievement of return on net capital employed and EPS at the end of 2006. Under the 2002-2004 Mid-Term Incentive Plan, Mr. Young and Mr. Myers did not receive a payout since the minimum achievement levels for the return on net capital employed and EPS goals were not achieved.

In 2004, Mr. Myers was also awarded an option to purchase 45,000 shares of the Company's common stock at the market price on the date of grant and 35,000 restricted shares of the Company's common stock (both on terms described above under "Stock Awards") reflecting the view of the Compensation Committee and the Board of Directors' confidence in Mr. Myers to increase shareholder value and contribute to its future growth. Mr. Young did not receive any option or stock grants.

Additional details of Mr. Young's and Mr. Myers' compensation over the last three fiscal years are disclosed in the Summary Compensation Table and in other sections of this "Executive Compensation" section.

Stock Ownership Guidelines

While the Company and the Board have always believed that stock ownership is an important goal, the Committee decided to formalize its commitment to stock ownership starting in 2003 by instituting stock ownership guidelines for senior executives and outside Directors of the Company. The ownership guidelines are five times base salary for the CEO and five times retainer for Directors. For other officers reporting to the CEO, the ownership guideline is three times base salary. The objective of the program is for each executive in the covered positions to achieve the established level of ownership within 5 years of either (a) August 1, 2003 or (b) date of promotion into such position (provided that promotion date occurs later than August 1, 2003). As part of this new program, the Compensation Committee designed and implemented a Management Stock Purchase Plan that provides the opportunity for certain key executives to defer all or a portion of their cash bonus under the Annual Cash Program and Mid-Term Program of the Incentive Compensation Plan into Restricted Stock Units (RSUs). As an incentive for the executive to defer, the executive receives an additional 25% of the value of the deferral in RSUs. Dividends will be deposited into the executive's account in the form of additional RSUs. At the end of three years, the executive receives a distribution of stock shares equal to the number of RSUs in his or her account.

Of the current executives listed in the Summary Compensation Table, Mr. Myers and Mr. Spellar have achieved their ownership guidelines.

Tax Considerations

In making its compensation decisions, the Committee considers the effect of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), which limits to $1,000,000 the allowable federal income tax deduction for compensation paid to the Company's Chief Executive Officer and next four most highly compensated officers. The limit on deductibility does not apply to performance-based compensation paid pursuant to a plan approved by the stockholders. The Company has obtained stockholder approval of its Incentive Compensation Plan and does not anticipate that the expense associated with this Plan will be limited by Section 162(m). The Company expects that the expense associated with stock option awards made under the Company's Amended and Restated 1992 Omnibus Stock Plan and the Company's Amended and Restated 2002 Omnibus Stock Plan will not be limited by Section 162(m) since the Company obtained stockholder approval of these Plans. The expense associated with restricted share awards that are not performance-based may be limited under Section 162(m).

In the opinion of the Committee, the Company's performance-based cash compensation system, together with the grant of fair market value options and restricted stock awards, provides all management employees, including executive officers, with an incentive to achieve objective performance targets designed to increase stockholder value.

The Compensation Committee

Paul J. Powers, *Chairman*
W. Michael Clevy
J. Roderick Heller, III

Summary Compensation Table

The following table sets forth information concerning compensation paid to the Company's Chief Executive Officers and each of the next four most highly compensated executive officers of the Company, based on salary and bonus, for services rendered in all capacities to the Company and its subsidiaries during the three fiscal years ended December 31, 2004.

		Annual Compensation (1)		Long Term Compensation				
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(2)	Restricted Stock Awards ($)(3)	Securities Underlying Options Granted (#)(4)	Payouts (5)	All Other Compensation(6)
Michael R. Young (7)	2004	87,685	14,695	175,259	0	0	0	15,076
Chief Executive	2003	824,032	830,180	137,297	493,053	80,000	740,811	8,997
Officer	2002	820,031	0	99,294	0	100,000	430,397	15,543
C. David Myers (8)	2004	689,065	0	7,873	1,539,570	45,000	0	12,385
President & Chief	2003	544,732	267,916	0	632,630	60,000	185,203	2,522
Executive Officer	2002	414,716	0	0	710,100(11)	25,000	91,826	2,061
Kam Son Leong (9)	2004	398,833	234,973	451,584	155,408	7,500	0	624
Vice President and	2003	386,000	342,575	385,133	110,385	15,000	277,804	605
President Asia Pacific	2002	384,167	427,662	388,285	756,300(12)	25,000	76,526	602
Thomas F. Huntington	2004	398,790	116,807	17,893	525,743	7,500	0	42,777
Vice President and	2003	386,015	342,575	0	110,385	15,000	277,804	2,375
President Unitary Products Group	2002	384,181	67,355	0	0	20,000	31,588	2,517
Peter C. Spellar (10)	2004	464,000	0	932,815	492,469	7,000	0	19,679
Vice President and	2003	464,000	179,800	871,303	183,975	30,000	333,371	3,676
President Europe, Middle East and Africa	2002	461,684	151,366	0	0	25,000	151,505	3,545
Wayne J. Kennedy								
Vice President and	2004	438,001	0	9,040	405,475	3,500	0	27,830
President Bristol	2003	438,001	169,725	5,500	110,385	15,000	314,838	13,424
Compressors	2002	452,146	161,480	5,500	0	20,000	183,628	9,959

(1) Includes amounts deferred at the election of the officer pursuant to the York International Corporation Investment Plan, a plan established under Section 401(k) of the Code, and the York International Corporation Executive Deferred Compensation Plan, a non-qualified deferred compensation plan.

Excludes amounts deferred at the election of the officer pursuant to the York International Corporation Management Stock Purchase Plan, a non-qualified deferred compensation plan. In 2004, Mr. Huntington deferred fifty percent of his bonus award into restricted stock units identified in footnote (3).

(2) "Other Annual Compensation" for Mr. Young includes $10,936 in imputed income relating to the use by Mr. Young of a Company-owned condominium in York, PA through his retirement date; $6,333 in maintenance costs relating to his residence in Wichita, provided in lieu of the cost to the Company of selling his home and farm under the Company's relocation policy through his retirement date; $12,787 in imputed income related to the taxable value of a company car used for 2004, and $5,500 in financial planning services. The Company paid taxes on his behalf for financial planning ($3,761), Wichita housing allowance ($4,334) and company-paid Medicare tax on the Supplemental Executive Retirement Plan benefit ($131,608).

"Other Annual Compensation" for Mr. Myers includes $1,500 in financial planning services and $3,321 for use of the company plane involving his spouse accompanying him on two business-related trips, as well as taxes paid by the Company on his behalf for the two expenses described of $3,052.

"Other Annual Compensation" for Mr. Leong includes expatriate compensation of $264,000 for a housing allowance, $82,218 for a cost of living allowance and $20,016 for a transportation allowance relating to his assignment in Hong Kong. In addition, it includes $83,188 in income taxes incurred in the course of his performance of duties outside his home jurisdiction as well $2,162 for country club dues that were paid by the Company on his behalf.

"Other Annual Compensation" for Mr. Huntington includes $5,500 in financial planning services as well as $4,225 of taxes paid and $8,167 for an initiation fee and country club dues paid by the Company on his behalf.

"Other Annual Compensation" for Mr. Spellar includes expatriate compensation of $105,167 for a cost of living allowance, $185,113 for a housing allowance, $1,727 for a company car, $7,634 for home leave, $4,500 for financial planning services, $13,134 for country club dues and $615,540 in income taxes and tax gross-ups that were paid by the Company, pursuant to the tax equalization arrangement associated with his foreign assignment.

"Other Annual Compensation" for Mr. Kennedy includes $5,500 for financial planning services as well as $3,540 for country club dues paid by the Company on his behalf.

(3) The restricted stock holdings of the officers and the value of such holdings as of December 31, 2004, based upon the 2004 year-end closing price (net of the purchase price paid by the officer) are as follows:

Name	Restricted Stock Holdings	Value
M.R. Young	13,400 shares	$ 462,769
C. D. Myers	84,580 shares	$2,920,970
K. S. Leong	37,500 shares	$1,295,063
T. F. Huntington	15,204 shares	$ 525,070
P. C. Spellar	19,260 shares	$ 665,144
W. J. Kennedy	14,741 shares	$ 509,080

In 2002, Mr. Myers and Mr. Leong each received 30,000 restricted shares. 5,000 shares vest on the third anniversary of the grant, 10,000 shares vest on the fourth anniversary of the grant and 15,000 shares vest on the fifth anniversary of the grant.

In 2003, Mr. Myers received 10,000 shares; Mr. Leong received 3,000 shares; Mr. Huntington received 3,000 shares; Mr. Spellar received 5,000 shares; Mr. Kennedy received 3,000 shares and Mr. Young received 13,400 shares. These shares vest on the third anniversary of the grant.

In 2004, Mr. Myers received 35,000 shares; Mr. Leong received 4,500 shares; Mr. Huntington received 4,500 shares; Mr. Spellar received 5,000 shares; Mr. Kennedy received 3,000 shares. Mr. Young did not receive any shares. These shares vest on the fifth anniversary of the grant, unless the

Company's EPS growth for fiscal years 2004, 2005 and 2006 averages 10% or more per annum, in which case 100% of the stock will vest on the third anniversary of the grant date. In addition, certain key executives received a consideration of restricted stock, with a three-year restriction period, for exchanging their previous Employment Agreement for a new agreement. Mr. Myers received 9,580 shares; Mr. Huntington received 7,704 shares; Mr. Spellar received 9,260 shares and Mr. Kennedy received 8,741 shares in connection with this exchange.

All unvested shares of restricted stock for Mr. Leong have been forfeited as a result of his resignation from the Company on December 31, 2004.

As a retired executive, all unvested shares of restricted stock for Mr. Young continue to vest according to the terms of the respective agreements.

Any dividends payable with respect to common stock will be paid with respect to the restricted stock.

Includes for Mr. Huntington 3,019.06 restricted stock units ($104,278) representing a bonus deferral into the York International Corporation Management Stock Purchase Plan.

(4) Excludes options to purchase common stock at 85% of fair market value through automatic payroll deductions acquired in December 2004 under the 1992 Employee Stock Purchase Plan ("Purchase Plan"), in which Messrs. Young, Myers, Leong, Huntington, Spellar and Kennedy each elected to participate. Mr. Young acquired 84 shares, Mr. Myers acquired 639 shares, Mr. Leong acquired 479 shares, Mr. Huntington acquired 479 shares, Mr. Spellar acquired 613 shares and Mr. Kennedy acquired 679 shares of common stock.

(5) Represents payouts for the Mid-Term Program under the Incentive Compensation Plan.

(6) Comprises matching 401(k) contributions and retirement income contributions (RIC) by the Company under the York International Retirement Savings Plan, matching contributions by the Company under the Executive Deferred Compensation Plan (EDCP) and Management Stock Purchase Plan (MSPP), and term life insurance premiums for the named individuals for policies with a face amount equal to the individual's base salary, as follows in 2004:

	Company Matching Contributions				
	401(K)	EDCP	MSPP	RIC Contrib.	Insurance Premiums
M. R. Young	$1,754	$ 0	$ 0	$12,300	$ 1,022
C. D. Myers	4,100	1,375	0	6,150	760
K. S. Leong	0	0	0	0	624
T. F. Huntington	4,100	318	29,202	8,200	957
P. C. Spellar	4,100	0	0	12,300	3,279
W. J. Kennedy	4,100	0	0	10,250	13,480

(7) Mr. Young was President, as well as Chief Executive Officer, until June 24, 2003 and retired from the Company on February 9, 2004.

(8) Mr. Myers assumed the position of President on June 24, 2003 and the additional position of Chief Executive Officer on February 10, 2004. Prior to June, 2003, he was Executive Vice President and Chief Financial Officer.

(9) Mr. Leong resigned effective December 31, 2004.

(10) Mr. Spellar has relocated back to the United States on February 1, 2005 and assumed the role of Sr. Corporate Vice President – Strategy, Technology and Market Competitiveness.

(11) Consists of a grant of 30,000 shares of restricted stock, valued at the market price of the Common Stock on November 22, 2002, the date of grant. The stock vests as described in footnote (3) above.

(12) Consists of a grant of 30,000 shares of restricted stock, valued at the market price of the Common Stock on December 4, 2002, the date of the grant. The stock vests as described in footnote (3) above.

Option Grants

The following table shows, as to each person named, the options to purchase common stock granted by the Company in 2004 under the Amended and Restated 2002 Omnibus Stock Plan. The grants do not include options to purchase Company stock through automatic payroll deductions under the Employee Stock Purchase Plan (see note (4) to the Summary Compensation Table above).

Option Grants in 2004

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (End of Year Value) (2)		
Name	Number of Securities Underlying Options Granted (Shares) (1)	% of Total Options Granted to All Employees in 2004	Exercise Price Per Share	Expiration Date	0%	5% (3)	10% (3)
M. R. Young (4)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
C. D. Myers	45,000	7%	$37.58	3/25/14	0	1,063,350	2,695,050
K. S. Leong	7,500	1%	$37.58	3/25/14	0	177,225	449,175
T. F. Huntington	7,500	1%	$37.58	3/25/14	0	177,225	449,175
P. C. Spellar	7,000	1%	$37.58	3/25/14	0	165,410	419,230
W. J. Kennedy	3,500	<1%	$37.58	3/25/14	0	82,705	209,615

(1) The options are non-qualified, non-transferable other than by will or the laws of descent and distribution, and become exercisable with respect to one-third of the shares on each of the first three anniversaries of the grant date and are exercisable once vested for ten years from the date of grant, unless terminated sooner in the event of death, disability, retirement or termination of employment.

(2) Represent arbitrarily assumed rates of appreciation of the common stock price, mandated by the Securities and Exchange Commission's rules, compounded annually over the term of the option and are not intended to forecast possible future appreciation, if any, of the common stock. The market value of the common stock on the March 25, 2004 grant date was $37.58; the value of the common stock at the end of those options' term based on a compounded 5% growth rate would be $61.21 per share and based on a compounded 10% growth rate would be $97.47 per share.

(3) No gain to the optionee is possible without an increase in the stock price that will benefit all stockholders. A zero percent gain in stock price will result in zero dollars for the optionee.

(4) Mr. Young retired from the Company on February 9, 2004 and did not receive a stock option grant in 2004.

Aggregated Option Exercises in 2004 and 2004 Year-End Option Values

The following table shows, as to the individuals named in the Summary Compensation Table above, information concerning 2004 stock option exercises and 2004 year-end stock option values. This table excludes shares purchased under the Employee Stock Purchase Plan.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at 2004 Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at 2004 Year-End (1) Exercisable/Unexercisable
M. R. Young	251,666	$4,009,898	168,000/53,334	$ 0/728,009
C. D. Myers	0	0	120,499/85,001	$670,651/509,612
K. S. Leong	80,000	$207,976	28,000/17,500	$ 0/136,500
T. F. Huntington	0	0	99,900/17,500	$467,125/136,500
P. C. Spellar	0	0	153,000/27,000	$525,800/273,000
W. J. Kennedy	0	0	139,000/13,500	$648,375/136,500

(1) Based upon an assumed fair market value of $34.54 per share, which was the closing price on the New York Stock Exchange of the common stock on December 31, 2004.

Long-Term Incentive Plans – 2004 Awards in Last Fiscal Year

The Company's Incentive Compensation Plan has a mid-term element which measures performance at the end of a three-year period against performance objectives approved by the Compensation Committee. Objectives set for the period from 2004 through 2006 are earnings per share and return on net capital employed. The table below sets forth the approximate amount that would be paid to each executive officer named in the Summary Compensation Table if the threshold, target and maximum levels of performance are achieved. If threshold performance is not reached, there is no payout.

Name	Number of Shares, Units or Other Rights	Performance or other Period until Maturation or Payout	Estimated Future Payouts under Non-Stock Price Based Plans		
			Threshold ($)	Target ($)	Maximum ($)
M. R. Young (1)	0	N/A	N/A	N/A	N/A
C. D. Myers	0	December 31, 2006	350,000	700,000	1,400,000
K. S. Leong (1)	0	N/A	N/A	N/A	N/A
T. F. Huntington	0	December 31, 2006	160,560	321,120	642,240
P. C. Spellar	0	December 31, 2006	185,600	371,200	742,400
W. J. Kennedy	0	December 31, 2006	175,200	350,400	700,800

(1) Mr. Young retired on February 9, 2004 and Mr. Leong resigned on December 31, 2004. Both are ineligible to receive any award from this program.

Retirement Plans

Beginning January 1, 2004, the Company's defined benefit retirement plan under which U.S. executives are covered was replaced with a defined contribution retirement plan. All benefits earned in the defined benefit plan were frozen as of December 31, 2003 and benefits earned are based on credited service through December 31, 2003. Salary increases to participants will continue to be taken into account for the calculation of final average earnings for a 10-year period beginning January 1, 2004.

The new Retirement Savings Plan includes two parts: the existing 401(k) feature, with a Company-paid match, and a new Company contribution to a personal retirement income contribution account which can be invested by the executive. The Company contribution is calculated by adding together the executive's attained age (in whole years) and vesting service (in whole years) as of December 31 of the preceding year to determine a prescribed percentage of eligible earnings. The retirement income contribution for each named officer for 2004 is as follows:

	Retirement Income Contribution
M. R. Young	$12,300
C. D. Myers	$ 6,150
K. S. Leong	$ 0
T. Huntington	$ 8,200
P. C. Spellar	$12,300
W. J. Kennedy	$10,250

The Company's frozen defined benefit retirement plan (the "Retirement Plan") covers the pre-2004 salaried employees of certain of the Company's business units who are not subject to collective bargaining agreements. The Retirement Plan covers each of the officers named in the Summary Compensation Table, with the exception of Mr. Leong.

The following table indicates the amount of annual retirement income which would be payable under the Retirement Plan (but for certain limitations imposed by the Code) at normal retirement age to participants in specified salary and bonus levels and years of credited service categories. For 2004 the Code limits to $205,000 the amount of earnings that may be taken into account to calculate benefits, and to $165,000 the benefits payable. The limits are adjusted annually for inflation.

Assumed Average Annual Earnings for Highest Five Consecutive Years in 10 Years Preceding Retirement	15 Years' Service	20Years' Service	25Years' Service	30Years' Service	35Years' Service
$ 150,000	$ 36,000	$ 48,000	$ 60,000	$ 72,000	$ 75,750
200,000	48,000	64,000	80,000	96,000	101,000
300,000	72,000	96,000	120,000	144,000	151,500
400,000	96,000	128,000	160,000	192,000	202,000
500,000	120,000	160,000	200,000	240,000	252,500
600,000	144,000	192,000	240,000	288,000	303,000
700,000	168,000	224,000	280,000	336,000	353,500
800,000	192,000	256,000	320,000	384,000	404,000
900,000	216,000	288,000	360,000	432,000	454,500
1,000,000	240,000	320,000	400,000	480,000	505,000
1,100,000	264,000	352,000	440,000	528,000	555,500
1,200,000	288,000	384,000	480,000	576,000	606,000
1,300,000	312,000	416,000	520,000	624,000	656,500
1,400,000	336,000	448,000	560,000	672,000	707,000
1,500,000	360,000	480,000	600,000	720,000	757,500
1,600,000	384,000	512,000	640,000	768,000	808,000
1,700,000	408,000	544,000	680,000	816,000	858,500
1,800,000	432,000	576,000	720,000	864,000	909,000
1,900,000	456,000	608,000	760,000	912,000	959,500
2,000,000	480,000	640,000	800,000	960,000	1,010,000
2,100,000	504,000	672,000	840,000	1,008,000	1,060,500

The compensation covered by the Retirement Plan consists of base salary and bonus paid in that year. The covered compensation (excluding the effect of Code limitations) and credited years of service, as of December 31, 2004, for each of the officers named in the Summary Compensation Table above were as follows: Mr. Young - $1,261,912, 4 years; Mr. Myers – $630,300, 10 years; Mr. Huntington – $522,048, 6 years; Mr. Spellar – $799,003, 11 years and Mr. Kennedy – $555,448 – 7 years.

The benefits shown in the above table are subject to reduction by an amount equal to a percentage of Social Security benefits. The benefits are calculated on a straight-life annuity basis assuming retirement at age 65.

Mr. Young retired from the Company on February 9, 2004 and received a lump sum distribution from the Retirement Plan in the amount of $128,321.

Mr. Leong resigned from the Company on December 31, 2004 and will be eligible to receive a deferred vested retirement benefit in the Non-Qualified Retirement Plan for Designated Non-Resident Executives in which he participated This benefit is comparable to the benefit under the Retirement Plan. The covered compensation (excluding the effect of Code limitations) and credited years of service, as of December 31, 2004 for Mr. Leong were $648,429, 22 years.

The Company has a defined benefit supplemental retirement plan (the "Supplemental Executive Retirement Plan") covering certain key executive officers, including Messrs. Young, Myers, Leong, Huntington, Spellar and Kennedy.

The following table indicates the amount of annual retirement income which would be payable under the Supplemental Executive Retirement Plan at normal retirement age to participants in specified salary and bonus levels and years of credited service categories.

Assumed Average Annual Earnings for Highest Three Consecutive Years in 5 Years Preceding Retirement	15 Years' Service	20Years' Service	25 Years' Service	30 Years' Service	35 Years' Service
150,000	$ 56,250	$ 75,000	$ 75,000	$ 75,000	$ 75,000
200,000	75,000	100,000	100,000	100,000	100,000
300,000	112,500	150,000	150,000	150,000	150,000
400,000	150,000	200,000	200,000	200,000	200,000
500,000	187,500	250,000	250,000	250,000	250,000
600,000	225,000	300,000	300,000	300,000	300,000
700,000	262,500	350,000	350,000	350,000	350,000
800,000	300,000	400,000	400,000	400,000	400,000
900,000	337,500	450,000	450,000	450,000	450,000
1,000,000	375,000	500,000	500,000	500,000	500,000
1,100,000	412,500	550,000	550,000	550,000	550,000
1,200,000	450,000	600,000	600,000	600,000	600,000
1,300,000	487,500	650,000	650,000	650,000	650,000
1,400,000	525,000	700,000	700,000	700,000	700,000
1,500,000	562,500	750,000	750,000	750,000	750,000

The Supplemental Executive Retirement Plan provides a retirement benefit equal to up to 50% (based on a maximum of 20 years of credited service) of the officer's highest average salary and bonus for three out of the last five years preceding retirement. The covered compensation and credited years of service under the Supplemental Executive Retirement Plan based on 2004 salaries and bonuses as of December 31, 2004, would be approximately: Mr. Young – $1,123,766, 18 years; Mr. Myers - $658,762, 11 years; Mr. Leong - $585,233, 20 years; Mr. Huntington - $543,356, 13 years; Mr. Spellar - $616,172, 20 years and Mr. Kennedy - $577,395, 12 years.

The benefits are calculated on a straight-life annuity basis assuming retirement at age 62 and offset by any vested accrued benefit payable under any York International Corporation retirement plan.

Mr. Young retired from the Company on February 9, 2004 and received a lump sum distribution from the Supplemental Executive Retirement Plan in the amount of $5,390,483.

Mr. Leong resigned from the Company on December 31, 2004 and will not be eligible to receive any benefits from the Supplemental Executive Retirement Plan.

The Evcon Industries, Inc. Retirement Plan for Salaried Employees in which Mr. Young participated from 1991 until 1995 and Mr. Huntington participated from 1992 until 1995, is intended to provide Mr. Young and Mr. Huntington with retirement benefits. As of December 31, 2004, upon attaining age 65, Mr. Huntington is eligible to receive an annual retirement benefit of $13,721. Mr. Young retired from the Company on February 9, 2004 and is receiving an annual retirement benefit of $13,601 from this plan.

The Frick/Frigid Coil Pension Plan for Salaried Employees (the "Frick Plan"), in which Mr. Spellar participated from 1979 until his transfer to the Retirement Plan in 1992, is intended to provide Mr. Spellar with retirement benefits. Upon attaining age 65, Mr. Spellar is eligible to receive an annual retirement benefit of $16,289 from the Frick Plan.

Employment Agreements and Change in Control Arrangements

The Company has entered into Employment Agreements with certain key executives, including the individuals named in the Summary Compensation Table. By virtue of Mr. Young's retirement on February 9, 2004 and Mr. Kam Leong's resignation on December 31, 2004, their Employment Agreements have expired. The agreements with Messrs. Myers, Huntington, Spellar and Kennedy that are in effect are renewable annually. The agreements provide for a base salary no less than that in effect on the date they were entered into. In addition, the agreements provide that, in the event the executive's employment is terminated by the Company other than for cause, the executive will receive payment of his salary and target bonus for 1 year (1.5 years for Mr. Myers), health and welfare benefits for three years, and service credit for three years under the Company's Retirement Plan and Supplemental Executive Retirement Plan. The agreements also provide for an additional payment equal to two years' salary and target bonus in return for an agreement on the part of the executive not to compete with the Company for a period of two years.

Stock Performance Graph

The following graph compares the cumulative total return on York International common stock for the 5-year period from December 31, 1999 through December 31, 2004 to the cumulative total return for the same period of the Standard & Poor's (S&P) Midcap 400 Index, the S&P 400 Capital Goods Index and the S&P 500 Capital Goods Index. The graph assumes that the value of the investment in the common stock and each index was $100 on December 31, 1999 and that all dividends were reinvested.

COMPARISON OF 60 MONTH CUMULATIVE TOTAL RETURN AMONG YORK INTERNATIONAL COMMON STOCK, THE S&P MIDCAP 400 INDEX, THE S&P 400 CAPITAL GOODS INDEX AND THE S&P 500 CAPITAL GOODS INDEX


180
160
140
120
100
80
60
40
20
0
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
YORK INTL
S&P MIDCAP 400 INDEX
S&P 400 CAPITAL GOODS
S&P 500 CAPITAL GOODS

Company / Index	Dec-99	Dec-00	Dec-01	Dec-02	Dec-03	Dec-04
YORK INTERNATIONAL CORP	100	114.47	144.94	99.13	145.83	139.92
S&P MIDCAP 400 INDEX	100	117.51	116.80	99.85	135.41	157.73
S&P 400 CAPITAL GOODS	100	100.95	110.03	98.80	135.05	163.32
S&P 500 CAPITAL GOODS	100	105.26	94.64	68.57	92.36	109.82

OWNERSHIP OF COMMON STOCK

OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information as of March 1, 2005 with respect to beneficial ownership of shares of our common stock, assuming exercise of options exercisable within 60 days of such date, by each Director, by each executive officer named in the Summary Compensation Table and by all Directors and executive officers as a group. Except as otherwise noted, the beneficial owners have sole voting and investment power as to all such shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned (a)	Percentage of Outstanding
Gerald C. McDonough (b)	110,101	*
W. Michael Clevy (c)	40,776	*
J. Roderick Heller, III (d)	11,409	*
Robert F. B. Logan (e)	143,033	*
Paul J. Powers (f)	39,451	*
Donald M. Roberts (g)	126,208	*
James A. Urry (h)	53,086	*
Michael R. Young (i)	208,066	*
C. David Myers (j)	238,349	*
Kam Leong (k)	24,500	*
Thomas F. Huntington (l)	123,936	*
Peter C. Spellar (m)	239,326	*
Wayne J. Kennedy (n)	166,313	*
All Directors and executive officers of the Company as a group (23 persons) (o)	1,885,588	4.5%

* Represents less than 1.0% of the aggregate shares of common stock outstanding.

(a) Includes shares issuable upon exercise of options that are exercisable within 60 days of March 1, 2005.

(b) Includes 42,758 shares issuable upon exercise of options.

(c) Includes 32,758 shares issuable upon exercise of options.

(d) Includes 4,258 shares issuable upon exercise of options.

(e) Includes 200 shares owned by Mr. Logan's wife as to which Mr. Logan has no voting or investment power and disclaims beneficial ownership, 42,758 shares issuable upon exercise of options, and 7,989 shares representing Director fees deferred into the York Common Stock Fund of the Company's Deferred Compensation Plan.

(f) Includes 32,758 shares issuable upon exercise of options.

(g) Includes 27,357 shares owned by Mr. Roberts' adult children as to which Mr. Roberts has no voting or investment power and as to which he disclaims beneficial ownership, 42,758 shares issuable upon exercise of options, and 1,087 shares representing Director fees deferred into the York Common Stock Fund of the Company's Deferred Compensation Plan.

(h) Includes 42,758 shares issuable upon exercise of options, and 8,635 shares representing Director fees deferred into the York Common Stock Fund of the Company's Deferred Compensation Plan.

(i) Includes 194,666 shares issuable upon exercise of options. As reflected in the Company's records.

(j) Includes 145,832 shares issuable upon exercise of options.

(k) Represents 24,500 shares issuable upon exercise of options. As reflected in the Company's records.

(l) Includes 104,400 shares issuable upon exercise of options.

(m) Includes 28,000 shares held in trust for Mr. Spellar's children and 500 shares owned by his wife, as to which he disclaims any beneficial ownership, and 155,333 shares issuable upon exercise of options.

(n) Includes 136,166 shares issuable upon exercise of options.

(o) Includes 1,379,811 shares issuable upon exercise of options.

OWNERSHIP OF CERTAIN OWNERS

The following table sets forth information concerning entities that are known by us to own more than five percent of the outstanding shares of our common stock

Name and Address	Total Amount of Beneficial Ownership	Percent Of Class
Barclays Global Investors, NA (1) 45 Fremont Street San Francisco, CA 94105	2,733,591	6.57%
FMR Corporation (2) 82 Devonshire St. Boston, MA 02109	2,612,200	6.287%
NWQ Investment Management Company, LLC (3) 2049 Century Park East, 4th Floor Los Angeles, CA 90067	2,136,762	5.1%
The TCW Group Inc. (4) 865 South Figueroa Street Los Angeles, CA 90017	2,123,127	5.1%

(1) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2005 on behalf of itself and Barclays Global Fund Advisors, Barclays Global Investors, Ltd., Barclays Global Investors Japan Trust and Banking Company Limited, Barclays Life Assurance Company Limited, Barclays Bank PLC, Barclays Capital Securities Limited, Barclays Capital Inc., Barclays Private Bank & Trust (Isle of Man) Limited, Barclays Bank Trust Company Limited, Barclays Bank (Suisse) SA, Barclays Private Bank Limited; Bronco (Barclays Cayman) Limited; and Palomino Limited. In its Schedule 13G, Barclays Global Investors, NA reported that it had sole power to vote 2,525,178 shares and sole power to dispose of 2,733,591 shares.

(2) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2005 on behalf of itself, Edward C. Johnson 3d and Abigail P. Johnson. In its Schedule 13G, FMR Corporation reported that it had sole power to vote 42,500 shares and sole power to dispose of 2,612,200 shares.

(3) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 11, 2005. In its Schedule 13G, NWQ Investment Management Company reported that it had sole power to vote 2,065,558 shares and sole power to dispose of 2,136,762 shares.

(4) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 9, 2005 on behalf of The TCW Business Unit. In its Schedule 13G, The TCW Group, Inc. reported that it had shared power to vote 2,006,527 shares and shared power to dispose of 2,123,127 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's Executive Officers and Directors, and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission and the New York Stock Exchange reports of ownership and changes in ownership. They are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of copies of such forms provided to us and written representations from our Executive Officers and Directors, we believe that all our Executive Officers and Directors filed the required reports for 2004 in a timely manner.

Certain Relationships and Related Transactions

Barclays Global Investors, an affiliate of Barclays Global Investors, NA, which holds more than 5% of our common stock, manages the Company's pension plan assets in the United Kingdom. Fidelity Management Trust Company, an affiliate of FMR Corporation, which holds more than 5% of our common stock, provides trust services and investment vehicles for the Company's Retirement Savings Plan. The agreements for these services were entered into on an arm's-length basis.

PROPOSAL TWO

INDEPENDENT AUDITOR

The Audit Committee of the Board of Directors of the Company has the sole authority to retain the Company's independent auditor. The Audit Committee has selected and the Board of Directors recommends the ratification of the appointment of KPMG LLP as the Company's independent auditor for the fiscal year ending December 31, 2005.

Representatives of KPMG LLP are expected to be present at the meeting. They will be given the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

We are asking our stockholders to ratify the selection of KPMG LLP as our independent auditor. Although ratification is not required by our By-Laws or otherwise, the Board of Directors is submitting the selection of KPMG LLP to our stockholders as a matter of good corporate practice. Even if this selection is ratified, the Audit Committee has the authority to select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interest of the Company and our stockholders.

The Board of Directors recommends a vote FOR ratification of the appointment of the independent auditor.

Report of the Audit Committee

The Audit Committee of the Board of Directors is composed of three Directors who meet the New York Stock Exchange standards for independence and operates under a written charter that was first adopted by the Board in May 2000 and was most recently revised and re-approved by the Board in March 2005. The Charter of the Audit Committee is attached as Appendix A.

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. It selects and retains, subject to stockholder ratification, the Company's independent accountants. Management is responsible for the Company's internal controls and the financial reporting process and management has represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles. The independent auditor is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) and for issuing a report on the conformity of the financial statements to accounting principles generally accepted in the United States. The independent auditor is also responsible for performing an independent audit of management's assessment of internal control over financial reporting and the effectiveness of internal control over financial reporting in accordance with the standards of the PCAOB and for issuing reports on both. The Committee's responsibility is to monitor and oversee these processes.

The Committee held twelve meetings in 2004. The Committee met with and held discussions with management and KPMG LLP, the Company's independent auditor. The Committee reviewed and discussed the Company's audited financial statements with both. The Committee also met with the Company's internal auditors.

The Committee discussed with KPMG LLP the firm's independence, including the matters required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and received a written disclosure from KPMG relating to their professional services. The Committee considered whether the independent auditor's provision of non-audit services to the Company is compatible with maintaining the auditor's independence and concluded that the independent auditor is independent from the Company and management. The Committee also reviewed with KPMG the matters required to be communicated under Statement on Auditing Standards No. 61 concerning their evaluation of the Company's internal controls and the overall quality of the Company's accounting and financial reporting.

Based on these reviews and discussions, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004 filed with the Securities and Exchange Commission.

The Audit Committee

Donald M. Roberts, *Chairman*
Robert F.B. Logan
James A. Urry

Relationship with Independent Auditor

KPMG LLP has been the independent accounting firm that audits the financial statements of the Company and its subsidiaries. In accordance with standing policy, KPMG LLP periodically changes their personnel who work on the audit.

The following table presents fees for professional audit services rendered by KPMG LLP for the audit of the Company's annual financial statements for 2004 and 2003, and fees billed for other services rendered by KPMG LLP.

	2004	2003
Audit Fees	$7,317,000	$4,851,000
Audit-related Fees	191,000	587,000
Tax Fees	1,598,000	1,743,000
All Other Fees	16,000	66,000

Audit services include fees related to the audits of the consolidated financial statements included in the Form 10-K and statutory financial statements and the review of financial statements included in the Form 10-Qs in 2004 and 2003 and the audit of internal control over financial reporting in 2004.

Audit-related fees relate primarily to audits of employee benefit plans of $191,000 and $205,000 in 2004 and 2003, respectively. The 2003 amounts also include Sarbanes-Oxley advisory services of $300,000.

Tax fees for 2004 and 2003 relate to various tax consultation and tax compliance services performed primarily in non-U.S. locations and expatriate services for certain employees who are working in a country other than their home country.

All other fees for 2003 includes $50,000 for the license of software in connection with the Company's Sarbanes-Oxley Section 404 initiatives.

The Audit Committee reviews summaries of services provided by KPMG LLP and the related fees, and has considered whether the provision of non-audit services is compatible with maintaining the independence of KPMG LLP.

The Audit Committee has a pre-approval policy concerning fees of the independent auditor. In the beginning of each fiscal year, the Committee retains the independent auditor to audit the Company's financial statements, management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting and approves the associated fee. The Committee also reviews known potential engagements and the proposed fees and approves or rejects each service. At subsequent Committee meetings, the Committee will receive updates on the services actually provided by the independent auditor and management may present additional services for approval. The Committee has delegated to the Chairman of the Committee the authority to evaluate and approve engagements on behalf of the Committee in the event that a need arises for pre-approval between Committee meetings. If the Chairman approves any such engagements, he reports the approval to the full Committee at its next meeting. All services provided during the year were within the pre-approval policy and authorization.

OTHER BUSINESS

As of the date of this proxy statement, the Company does not intend to bring any other matters before the 2005 Annual Meeting requiring action of the stockholders, nor does it have any information that other matters will be brought before the meeting. However, if any other matters requiring the vote of the stockholders properly come before the 2005 Annual Meeting, it is the intention of the proxy committee to vote the proxy in accordance with its best judgment.

JANE G. DAVIS
Vice President, Secretary and General Counsel

April 22, 2005

APPENDIX A

York International Corporation

Charter of the Audit Committee of the Board of Directors

Adopted May 25, 2000

Revised March 24, 2005

A. Purpose

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of York International Corporation (the "Company") shall assist Board oversight of the integrity of the Company's financial statements and the related financial controls, the Company's compliance with legal and regulatory requirements, and the qualifications, independence, and performance of the Company's independent auditors and its internal audit function. The Committee shall prepare the Audit Committee Report required by the Securities and Exchange Commission (the "Commission") to be included in the Company's annual proxy statement. Management of the Company, not the Audit Committee, is responsible for the Company's financial statements, for establishing and maintaining the related systems of internal control and for the Company's compliance with applicable laws and regulations.

B. Structure and Membership

The Board shall determine the size and composition of the Committee in accordance with the applicable rules of the New York Stock Exchange, the Securities and Exchange Commission and other applicable regulatory authorities, but the Committee shall have no fewer than three members. All of the members of the Committee shall be independent Directors, as defined in the Sarbanes-Oxley Act, the rules of the Securities and Exchange Commission and the rules of the New York Stock Exchange, be independent of management and free from any relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment. Each member of the Committee shall be financially literate and one member of the Committee shall have accounting or related financial management expertise, as determined by the Board. No member of the Committee shall simultaneously serve on the audit committee of more than two public companies, excluding the Company, unless the Board finds that such service will not impair the ability of the member to serve effectively on the Committee. No member of the Committee shall receive any compensation from the Company other than fees for serving as a Director or member or chair of a committee of the Board.

Meetings

The Committee shall meet not less than four times each year. The Committee may invite to its meetings or meet privately with others, including representatives of the Company's internal audit function, independent auditors, outside counsel and operating and financial management of the Company. The Committee shall regularly report its activities to the Board.

Retention of Auditors and Advisors

The Committee shall have the sole authority to retain and terminate the Company's independent auditors. The Committee shall have the sole authority to approve all audit engagement fees and terms and any significant non-audit engagements with the independent auditors. The Committee is required to review and concur in the appointment, replacement, reassignment or dismissal of the principal internal auditor. The Committee shall also have the authority to retain attorneys or such other advisors as it may deem appropriate. The Company shall provide sufficient funding for the payment of auditors and other advisors retained by the Committee.

C. Activities

In performing its responsibilities, the Committee shall:

1) Retain, oversee, evaluate, terminate and replace (as required), and determine the compensation of the Company's independent auditors

2) Approve in advance all audit and permissible non-audit services to be provided by the outside auditor, and establish policies and procedures for the pre-approval of audit and permissible non-audit services to be provided by the outside auditor

3) Review and discuss with the independent auditors their annual audit plan, and any changes thereto reported to the Committee

4) Meet with the independent auditors and operating and financial management of the Company to review matters relating to the annual audit of the Company's financial statements

5) Review and discuss with the independent auditors and management of the Company the information prepared by the independent auditors and included pursuant to applicable professional and regulatory requirements, including Statement on Auditing Standards No. 61, Communication with Audit Committees, and pronouncements of the Independence Standards Board, and consider, after appropriate dialogue, the effect on the independence and objectivity of the independent auditors of any relationships between the Company or its management and the independent auditors, and of any other services provided by the independent auditors

6) At least annually, obtain and review a report by the independent auditor describing (1) the firm's internal quality control procedures; (2) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm and any steps taken to deal with any such issues; and (3) all relationships between the independent auditor and the Company

7) Establish hiring policies for employees or former employees of the independent auditors

8) Review letters to management of the Company prepared by the independent auditors relating to internal control and financial and accounting matters, and any responses thereto prepared by management of the Company

9) Review and discuss with the independent auditors and management of the Company any reports prepared by the independent auditors relating to other procedures completed by the independent auditors

10) Meet separately with the independent auditors to (1) make clear to them that they are accountable to the Committee as a committee of the Board and (2) discuss the independent auditors' judgments about the quality of the Company's accounting principles

11) Meet separately, at least quarterly, with appropriate representatives of management and of the independent auditors and internal auditors to consider any matters raised by them, including any audit problems or difficulties and management's response. Resolve any disagreements between management and the auditors regarding financial reporting

12) Review the Company's annual audited financial statements and quarterly financial statements with management of the Company and the independent auditors, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations.

13) Recommend to the Board whether the audited financial statements should be included in the Company's Annual Report to be filed on Form 10-K with the Commission

14) Discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies

15) Approve the appointment or dismissal of the principal internal auditor.

16) Review and discuss with the principal internal auditor of the Company the scope and results of the internal audit program

17) Discuss policies with respect to risk assessment and risk management

18) Review periodic reports prepared by management regarding the sufficiency of the Company's internal controls over financial reporting

19) Establish procedures for (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (2) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters

20) Review periodic reports prepared by the Company's General Counsel concerning compliance with the Company's ethical policies and standards, and applicable laws and regulations

21) Consider other matters and undertake activities, including engagement of outside advisors, from time to time which the Committee believes appropriate to meeting its responsibility to oversee the financial reporting of the Company and the related financial and accounting control systems of the Company

22) Prepare an annual report of the Committee for inclusion in the Company's annual proxy statement as required by the rules of the Commission

23) Review annual affirmations provided to the New York Stock Exchange (the "Exchange") pursuant to its regulations relating to compliance with rules established by the Exchange with respect to the composition of the Committee and the qualifications of members of the Committee

24) Consider annually the adequacy of this Charter, and submit to the Board for adoption any changes to the Charter deemed appropriate in the circumstances

25) Undertake an annual review and evaluation of the Committee's performance. The Committee shall conduct such review and evaluation in such manner as it deems appropriate.

Communications

The Committee shall make clear to the independent auditors, the internal auditors, and management and employees of the Company that, whenever matters come to their attention which they believe should be urgently communicated to the Committee, such matters should be communicated immediately to the Chair of the Committee. When any member of the Committee learns of information he or she believes should be communicated to the Board, he or she shall promptly notify the Chair of the Committee.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits in accordance with generally accepted auditing standards or to determine that the Company's financial statements and disclosures are complete and accurate and are prepared in accordance with generally accepted accounting principles. The independent auditor is responsible for planning and conducting such audits, and management of the Company is responsible for preparing the Company's financial statements in accordance with generally accepted accounting principles and ensuring that disclosures are complete and accurate. It is the duty of management and not of the Committee to assure compliance with laws and regulations and the Company's Employee Code of Conduct.

Corporate
and
Stockholder Information...

CORPORATE INFORMATION

SOCIAL RESPONSIBILITY

YORK is a socially responsible, total solutions Heating, Ventilation, Air Conditioning & Refrigeration company. As a publicly owned company and a substantial participant in the global economy, we must create value for our employees, customers, shareholders, investors and the communities in every country we do business.

Our approach to corporate citizenship and community relations is essentially defined and implemented at the local level by our Business and Geographic Groups. We sincerely believe our social responsibility goes beyond a legal or economic obligation. We have a genuine desire to help the neighborhoods where we operate by establishing open dialogs with diverse members of the community to understand their various needs.

YORK strives to improve quality of life by making people our top priority. We are committed to becoming an organization that, at every level, reasonably reflects the diversity of our customers and the communities in which we operate.

As a member of the global community, we also have a responsibility to operate in a manner that protects people and the environment locally, nationally and internationally. We do more than manage our facilities to protect the health and safety of our employees, we also work to preserve the planet for future generations.

At YORK, we take our obligations seriously and behave according to our principles and values. For more information about YORK's Social Responsibility, please visit www.york.com/corp/social/.

COMMUNITY RELATIONS

YORK was built on more than our products and services or vision for global expansion. Our real growth and strength has always been derived from our people. At YORK, we have a strong commitment to the communities where we do business. We have a proud history of contributing to these communities in various ways–in the form of financial contributions, equipment donations, or the time and energy of our employees.

YORK contributes to organizations committed to the advancement of Culture and Arts, Education and Literacy, Health and Research and the environment as well as many other charities and organizations.

Along with YORK's charitable contributions, YORK employees volunteer time, talent and resources to many organizations and schools. In Hong Kong, we joined the "School-Company Partnership" organized by the Young Entrepreneurs Development Council. The aim of this program is to foster the entrepreneurial spirit in children and bring secondary school students closer to the commercial world while giving companies the opportunity to take part in the education of our future workforce.

YORK holds considerable pride in our employees who have volunteered their time and energy to give back to the community. In turn, YORK employees gain rewarding experiences while working together as a team helping others.

No matter where YORK is located, we continuously strive to enhance these communities.

To learn more about YORK's Community Relations efforts, please visit www.york.com/corp/social/communitygiving.asp.

GLOBAL DIVERSITY

In this era of increased global competition, understanding and valuing diversity represents our greatest opportunity. We believe the primary source of our competitive advantage is the commitment, enthusiasm, ingenuity and cultural diversity of our employees.

At YORK, we:

- Strive to attract, employ and retain the best people regardless of appearance or culture.

- Endeavor to develop a workforce that reasonably represents the composition of the communities where we do business.
- Believe in treating people fairly and eliminating personal bias in making decisions about people.
- Recognize and capitalize on our global advantages of differences in cultures, viewpoints, and experiences, which contribute to innovative problem solving and meeting customer requirements worldwide.
- Believe that simply having people with differences will not provide us with a competitive advantage, but rather that an open environment will promote a level playing field, which contributes to the unleashing of talent.

Promoting diversity in our workforce is not only prompted by our sense of what we believe to be morally right, but is a common sense approach to building a strong, vital business that is responsive to its customers for the long term. We believe diversity is not just about race or gender, nor does it imply an "us versus them" mentality. Instead, it is a multifaceted blend of abilities, behaviors, and characteristics. We concentrate on what people contribute, the way they think and act. To us, it's about appreciating who people are and their unique style and ability to do the job.

We are committed to providing an open, free-thinking, and participative environment that allows all individuals in our diverse workforce to contribute to the fullest of their abilities. We encourage people to always feel free to candidly express their thoughts and opinions in working toward constructive and collaborative decisions in the normal course of our day-to-day business.

To learn more about YORK's position on Diversity, please visit www.york.com/corp/social/diversity.asp.

EMPLOYEE CODE OF CONDUCT

Do the right thing. It's a simple statement, but a profound message throughout YORK International. YORK has a proud tradition of adherence to the highest standards of ethics and integrity in the conduct of its business. It is important for us to continuously maintain the confidence of our customers, shareholders, employees and other stakeholders. We have always been committed to a high level of integrity that is unwavering and consistent throughout our global operations.

Every YORK employee is personally accountable for understanding and adhering to our Employee Code of Conduct. While the need for employees to fulfill ethical responsibilities is beyond question, the definition of the specifics of those responsibilities may not always be clear. Our Employee Code of Conduct provides guidance by specifically addressing common ethical issues and explaining YORK's position with respect to breaches of ethical conduct. This Code presents a general framework against which all employees should measure their conduct in individual situations.

To learn more about YORK's Employee Code of Conduct, please visit www.york.com/corp/social/ecoc.asp.

ENVIRONMENTAL AWARENESS

Protecting the environment is a fundamental part of our business. At YORK, we have made it our challenge to reduce the impact our products and manufacturing facilities have on the environment. To meet this challenge we have established a number of objectives for our manufacturing facilities worldwide.

Our facilities constantly strive to minimize the output of pollutants and to recycle materials whenever possible. We began these efforts years ago before it became imperative to do so. Our objective has always been to continually improve processes to minimize waste and pollution and to conserve our natural resources.

YORK has initiated an Environmental Excellence Award as an incentive offered to all employees. This award will be given to the employee or employees who assist us in progressing to our goal of minimizing waste and pollution or conserving our natural resources.

To learn more about YORK's efforts in Environmental Awareness, please visit www.york.com/corp/social/environment.asp.

HEALTH AND SAFETY

YORK's commitment is to protect our employees, our customers, and members of the communities in which we operate through sound Environmental, Health and Safety (EH&S) practices. Our safety practices in turn spur employee morale, increase productivity, enhance profitability, and solidify our reputation. This favorable reputation strengthens employee loyalty, and encourages customer sales, thus creating a circle of positive behavioral reinforcement of the entire EH&S process within our business. Our safety processes are a key performance indicator of our business and will position YORK to be the industry leader in HVAC&R.

Our objective is to reduce the number of injuries, illnesses, and property damage to an absolute minimum, with the goal of exceeding industry standards in Environmental, Health and Safety field. Our pursuit to continuously improve our established EH&S practices will provide us with a competitive advantage in our marketplace. Moreover, our ultimate commitment in each of these established practices is to do the right thing—for our employees, our customers, our shareholders, and the global communities in which we conduct business.

YORK recognizes the safety and health of our employees, in addition toconcern for the environment, has to be the first consideration in the operation of our business.

At YORK International, we will maintain an EH&S program conforming to best management practices. To be successful, this program must embody the proper attitudes toward injury and illness prevention on the part of every manager, supervisor and employee. Safety is a shared responsibility by all. Only through such a cooperative effort can a safety process in everyone's best interest be established and succeed.

The goal of the YORK Industrial Hygiene (IH) & Occupational Health Program is to protect the health, safety and well-being of our employees, their families and the general community from chemical, microbiological, and physical health hazards present at, or emanating from, the workplace. Our approach to addressing potential chemical, physical and biological hazards in the workplace is consistent with the YORK philosophy of being an industry leader in quality, cost and service. The IH & Occupational Health Process at YORK strives to achieve or surpass regulatory compliance by incorporating a combination approach of scientific and best industry practices.

YORK strives to maintain an excellent property protection program in strategic alignment with our property insurance carrier values. We work in partnership with our insurance carrier to identify and understand our exposures to loss, prioritize actions to be taken to reduce those exposures, and implement measures for corrective action. Our goal is to maintain excellent facility/property protection programs to protect our assets, minimize unexpected disruptions to our business operations, and protect our market share.

To learn more about YORK's efforts in the Health and Safety arena, please visit www.york.com/corp/social/health.asp.

CAUTIONARY STATEMENTS

Information contained in this document was accurate at the time of publication. Current or potential investors are encouraged to visit our website to obtain more current information and to review the company's SEC filings.

This document contains statements which, to the extent they are not statements of historical or present fact, constitute forward-looking statements. Such statements are intended to provide management's current expectations or plans for future operating and financial performance based on assumptions currently believed to be valid. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those anticipated. These risks are detailed in YORK's SEC filings.

Stockholder Information

CORPORATE INFORMATION

Corporate Headquarters:
631 S. Richland Ave.
York, Pennsylvania 17403 (717)771-7890

Internet Address Information:
Visit us online at www.york.com for more information about YORK and its products and services.

FINANCIAL INFORMATION

Stock Listing and Symbol: YORK International Corporation is a public company traded on the New York Stock Exchange. The symbol for the Company's common stock is YRK.

Stockholders: As of March 28, 2005, there were 5,876 stockholders of record and 41,877,632 shares outstanding.

Dividend Policy: We expect to continue to pay regular quarterly cash dividends, though each quarterly dividend is subject to review and approval by our Board of Directors. YORK has paid quarterly dividends on its common shares without interruption since going public in 1991.

Financial Information: Copies of YORK's 10K and 10Q reports and quarterly earnings releases are available through the Company's automated telephone system by dialing (717)771-7409. You can also request these publications through the Company's website at www.york.com, or by writing our Investor Relations Department at YORK International, P.O. Box 1592-364F, York, PA 17405.

Additional Investor information: Corporate governance guidelines, charters of all committees of the Board of Directors, quarterly reports, press releases, the Company's Code of Conduct and the 2004 Annual Report, 10K and 10Q are available at www.york.com/invest.

CONTACT INFORMATION

Stockholder Account Inquiries: Questions concerning your account, dividend payments, address changes, consolidation of duplicate accounts, lost certificates and related matters should be addressed to YORK's transfer agent:

The Bank of New York
P.O. Box 11258
Church Street Station
New York, NY 10286
Telephone: 1-800-524-4458
Email: shareowner-svcs@bankofny.com
Bank of New York Stock Transfer Website:
www.stockbny.com

Direct Stock Purchase and Dividend Reinvestment Inquiries:
For information on the direct stock purchase and dividend reinvestment plan for YORK, call Bank of New York at (800) 524-4458 or visit their direct stock purchase plan website at www.stockbny.com. This plan provides an alternative to traditional brokerage methods of purchasing, holding and selling YORK common stock. Dividends can be automatically reinvested in YORK common stock. Participants also may add cash for the purchase of additional shares.

Investor Relations Program: The Company's investor relations mission is to maintain an ongoing awareness of the Company's performance among its stockholders and the financial community. The Company welcomes inquiries from its investors, large or small, individual or institutional, as well as from members of the financial community. For further information, contact:

Investor Relations Department
YORK International Corporation
P.O. Box 1592-364F
York, PA 17405-1592
Telephone: (717)771-7409
Fax: (717)771-7381
E-mail: investor@york.com

York International Corporation
631 South Richland Avenue, York, PA 17403

www.york.com

500.01-AR4 (405)

YRK
LISTED
NYSE